UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number: 001-39558

PERELLA WEINBERG PARTNERS

(Exact Name of Registrant as Specified in its Charter)

Delaware	**84-1770732**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
767 Fifth Avenue **New York, NY**	**10153**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 287-3200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	PWP	Nasdaq Global Select Market

Securities registered pursuant to the Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐   Accelerated filer   ☒   Non-accelerated filer ☐   Smaller reporting company ☒   Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock of the registrant held by non-affiliates, based on the closing price on the Nasdaq Global Select Market as of June 30, 2022 was $223,263,680.

As of February 23, 2023, the registrant had 40,824,125 shares of Class A common stock, par value $0.0001 per share, and 44,563,877 shares of Class B common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Perella Weinberg Partners' Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2022 are incorporated by reference into Part III of this Form 10-K.

Perella Weinberg Partners
Table of Contents

On June 24, 2021 (the "Closing Date" or the "Closing"), Perella Weinberg Partners consummated a business combination pursuant to that certain Business Combination Agreement, dated as of December 29, 2020 (the "Business Combination Agreement"). As contemplated by the Business Combination Agreement, (i) Perella Weinberg Partners acquired certain partnership interests in PWP Holdings LP ("PWP OpCo"), (ii) PWP OpCo became jointly-owned by Perella Weinberg Partners, PWP Professional Partners LP ("Professional Partners") and certain existing partners of PWP OpCo, and (iii) PWP OpCo serves as Perella Weinberg Partners' operating partnership as part of an umbrella limited partnership C-corporation (Up-C) structure (collectively with the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). Unless the context otherwise requires, all references to "PWP," the "Company," "we," "us" or "our" refer to Perella Weinberg Partners and its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Report on Form 10-K are "forward looking statements" within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements regarding the expectations regarding the combined business are "forward-looking statements." In addition, words such as "estimates," "projected," "expects," "estimated," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "would," "future," "propose," "target," "goal," "objective," "outlook" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Important factors, among others, that may affect actual results or outcomes include (but are not limited to): global economic, business and market conditions; the Company's dependence on and ability to retain key employees; the Company's ability to successfully identify, recruit and develop talent; conditions impacting the corporate advisory industry; the Company's dependence on its fee-paying clients and fluctuating revenues from its non-exclusive, engagement-by-engagement business model; the high volatility of the Company's revenue as a result of its reliance on advisory fees that are largely contingent on the completion of events which may be out of its control; the Company's ability to appropriately manage conflicts of interest and tax and other regulatory factors relevant to the Company's business, including actual, potential or perceived conflicts of interest and other factors that may damage its business and reputation; the Company's successful formulation and execution of its business and growth strategies; substantial litigation risks in the financial services industry; cybersecurity and other operational risks; assumptions relating to the Company's operations, financial results, financial condition, business prospects, growth strategy and liquidity; extensive regulation of the corporate advisory industry and U.S. and foreign regulatory developments relating to, among other things, financial institutions and markets, government oversight, fiscal and tax policy and laws (including the treatment of carried interest); and other risks and uncertainties described under *"Part I—Item 1A. Risk Factors."*

The forward-looking statements contained in this Annual Report on Form 10-K are based on current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Website Disclosure

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The SEC maintains an internet site where reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC are available. Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov and on our website at https://investors.pwpartners.com/ free of charge as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. Our website is https://pwpartners.com/. Although we refer to our website in this report, the contents of our website are not included or incorporated by reference into this report. All references to our website in this report are intended to be inactive textual references only.

PART I.

Item 1. Business

Unless the context otherwise requires, all references in this subsection to the "Company," "we," "us" or "our" refer to Perella Weinberg Partners and its consolidated subsidiaries following the Business Combination, other than certain historical information which refers to the business of PWP OpCo prior to the consummation of the Business Combination.

General

We are a leading global independent advisory firm that provides strategic and financial advice to clients across a range of the most active industry sectors and international markets. Our wide range of global clients include large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions.

We were founded in June 2006 with the opening of offices in New York and London, led by a team of ten seasoned advisory partners who previously held senior management positions at large global investment banks. The foundation of our Company was rooted in a belief, among other considerations, that clients would increasingly seek out deeply experienced advisors who offer independent strategic thinking and who are not burdened by the complicated conflicts that large investment banking institutions may face due to their various businesses. The 2008 global financial crisis reinforced this hypothesis and contributed to the early growth of our Company. Today, we believe that our independence is even more important. For clients and for us, independence means freedom from the distractions that dilute strategic thinking and a willingness and candor to share an honest opinion, even if at times it is contrary to our clients' point of view. We believe that our clients choose to engage us because they value our unbiased perspective and expert advice regarding complex financial and strategic matters.

Our business provides services to multiple industry sectors, geographic markets and advisory offerings. We believe that our collaborative partnership and integrated approach combining deep industry insights, significant technical, product and transactional expertise, and rigorous work ethic create a significant opportunity for our Company to realize sustainable growth. We seek to advise clients throughout their evolution, with the full range of our advisory capabilities including, among other things, advice related to mission-critical strategic and financial decisions, mergers and acquisitions ("M&A") execution, shareholder and defense advisory, financing and capital solutions advice with resources focused on restructuring and liability management, capital markets advisory, and private capital placement, as well as specialized underwriting and research services primarily for the energy and related industries.

Since our inception, we have experienced significant growth in our business, driven by hiring professionals who are highly regarded in their fields of expertise, expanding the scope and geographic reach of our advisory services, deepening and expanding our client relationships and maintaining a firm culture that attracts, develops and retains talented people. As of December 31, 2022, we serve our clients with 484 advisory professionals, including 64 advisory partners and 47 advisory managing directors, based in ten offices, located in five countries around the world.

We achieved revenues of $631.5 million and operating loss of $47.7 million for the year ended December 31, 2022, revenues of $801.7 million and operating income of $66.6 million for the year ended December 31, 2021 and revenues of $519.0 million and operating loss of $14.6 million for the year ended December 31, 2020. The operating losses in 2022 and 2020 were largely due to amortization of the equity-based compensation awards granted by Professional Partners, which have no economic impact on PWP or PWP OpCo. The vesting of equity awards granted in connection with the Transaction have been and will be recorded as an equity-based compensation expense at PWP OpCo for generally accepted accounting principles in the United States ("U.S. GAAP") accounting purposes. As a result (or due to other factors), we may continue to experience operating losses in future periods. We believe we have established leading franchises in each of our areas of focus, as evidenced by the lead role we often command among advisors, the complexity of the situations in which we advise clients and our clients' reputation as leaders in their respective industries.

Our Market Opportunity

We founded our Company with the objective of providing strategic and financial advice to business leaders that is critical to the success of their businesses throughout their corporate evolution. The decisions that business leaders confront often transcend traditional transaction-related questions, focusing instead on the core risks and opportunities facing their businesses. We believe that clients are increasingly looking for an independent advisor who can serve as an unbiased sounding board, work with them in genuine partnership and be by their side as they navigate mission-critical and complex issues.

We believe that our collaborative partnership and integrated approach positions us well to stand by our clients and support them with independent thinking, expertise and knowledge, and that this can lead to an expanded demand for our advisory services. The principal drivers of this opportunity include:

Growing Demand for Independent Advice: We believe the momentum driving demand for independent advice remains strong. When we founded our Company in 2006, this dynamic was driven largely by growing client concern about conflicts at the large financial conglomerates and a growing desire by bankers to join a pure play advisory platform. We expect the trend toward independent advice to continue as business leaders become increasingly experienced with the independent advisory model and believe our Company is well positioned to continue to capitalize on this trend.

Dynamic Mergers & Acquisitions Activity: We believe the M&A environment will remain active over the long-term based on a variety of economic, regulatory and strategic factors, strong corporate balance sheets, significant undeployed venture and private equity capital, attractive financing markets, a rapidly accelerating trend toward global consolidation and business model transformation. We believe that our Company is well positioned to further capitalize on these robust fundamentals and M&A trends, which we expect will continue to drive global growth of the financial advisory market.

Growing Demand in Financing and Capital Solutions Advisory Services: We believe that, as the complexity of capital markets has increased, so too has the need for independent advice surrounding financing and capital structure, both in the context of M&A transactions as well as standalone financial decisions. The independent advisory model is well-positioned within the backdrop of a credit market, where increasingly clients seek out advice from non-underwriter parties and look to work directly with capital providers. We believe that our broad industry coverage is an attractive complement to our financing and capital solutions advisory practice and allows us to leverage combined expertise to advise clients on complex and nuanced capital structure and financing matters, while diversifying our revenues and differentiating us from our peers.

Our Key Competitive Strengths

When we founded the Company, we saw a compelling market opportunity to create a platform with deeply experienced, senior advisory professionals from the most reputable institutions around the world to focus solely on advising clients. We have built a leading global independent advisory platform offering a range of advisory services. Our success has been driven by the trust bestowed upon us by our clients, the high-caliber professionals who have joined the Company, and the continued growth in demand for independent advice.

We believe the primary qualities that drive our success include:

Deep Industry Insights: We believe our clients increasingly value advisors with deep industry insights when making strategic decisions that impact their businesses. Our primary areas of industry focus include: Consumer & Retail; Energy; Financial Institutions; Healthcare; Industrials; and Technology, Media & Telecommunications. We strive to attract and elevate individuals who are, or will be, considered thought leaders in their fields of focus.

Independent Thought: We believe our clients seek out advisors who offer independent thinking and who are not burdened by the complicated conflicts that large investment banking institutions may face due to their various businesses. We believe that our clients choose to partner with us because they value our unbiased perspectives and expert advice regarding complex financial and strategic matters, and appreciate the combination of candor and alignment of interests with their objectives that is at our core.

Innovation, Creativity and Ingenuity: We seek original and exceptional ways to deliver value to our clients and to improve the way we operate. Our firm culture is an environment where colleagues are empowered to think expansively, question assumptions and pursue their ideas in an open and collaborative atmosphere. Our unique blend of innovation, creativity and ingenuity positions us well to advise on transformative and mission-critical situations for our clients.

High Standards of Integrity: We earn trust—our most important currency with clients and each other—first and foremost through integrity. Integrity applies to everything we do as advisors, including the quality of the industry insights we share and our willingness to advise against transacting when an opportunity is not beneficial to our client. We demand the highest standards of integrity from all of our team members, from those hired directly out of college or business school to those with decades of experience.

Rigorous Work Ethic: As an advisory firm, the primary assets we bring to bear on any engagement are deep insights and creative ideas. However, in order for us to earn the role as a client's advisor of choice, we must complement such insights and ideas with tireless work ethic, rigor, and intensity in everything we do in partnership with our clients. Our intensity extends throughout our business, from our junior personnel to our most experienced advisory professionals.

We believe the attributes above are all critical components of our success. We endeavor to embody all of these attributes to maximize the value that we can create for our clients, our shareholders, and our people. We believe that our integrated approach and our partnership culture in how we work with each other and our clients provides an ideal platform to deliver the strategic and financial advice sought by our clients. We believe that if we continue to remain focused on these attributes, we will create a truly unique firm where the very best professionals prefer to work, and one that clients consistently recognize as the advisor they want by their side when it matters most.

Our Growth Strategy

Our growth strategy centers on the expansion of the depth and breadth of our advisory business in the markets we serve today and the additional markets that we may expand into in the future. This expansion will be driven by our ability to attract and develop outstanding professionals who complement or expand our market presence or broaden our advisory product offerings. As we execute on our growth strategy, we expect to expand our relationships with clients and the capabilities we can offer them, which will enhance our position as a leading independent advisory firm.

We plan to accomplish these goals by executing on the following strategies:

Leveraging our Existing Client Relationships: As we grow our business, we seek to deepen and expand our client relationships, which are the foundation of our Company's success. As our relationships with clients grow, we strive to be a more integrated partner in their strategic dialogue in a manner that goes beyond traditional transactional work. We believe that this consistent, long-term approach to developing client relationships will drive superior growth potential for our Company.

Broadening Client Coverage in Our Markets of Focus: We have established a strong global presence in key industry sectors across which we apply our recognized M&A and financing and capital solutions expertise to assist clients as they tackle critical decisions for their businesses. While we believe we have successfully established well-regarded practices in these core industry areas, we believe that we have substantial head room to further expand our coverage.

Expanding Our Advisory Capabilities to Better Serve Our Clients: We provide a range of advisory services to our clients, including strategic advisory, M&A, shareholder and defense advisory, financing and capital solutions, and energy underwriting and research. We will continue to deepen our capabilities in the core product areas we compete in today. We plan to also invest in expanding our capabilities to provide additional advisory services where we believe such expansions can represent a compelling value proposition to our clients and an attractive commercial opportunity for us.

Investing to Drive Innovation and Insights: We believe that the market for advisory services is undergoing a period of transition away from solely transactional advice. To succeed in this new paradigm, we plan to invest rigorously in driving innovation in the way we work with clients, in the ideas that we generate for clients and in insights into the specific challenges our clients face in their target markets, taking into account, among other things, the technological disruption currently facing all industries.

Attracting, Developing and Retaining World-Class Talent to the Company: Attracting, developing and retaining world-class talent at the Company is a critical component to our growth and to our success. We will continue to attract, develop and retain advisory professionals who seek an environment where they can collaborate to deliver excellent advice to their clients.

Maintaining Discipline in How We Manage Our Business: We manage our business in an effort to deliver value creation to our shareholders. To accomplish this, we demand accountability at all levels, including our sector, product and corporate teams. This culture of accountability helps ensure that appropriate balance is in place to drive responsible profit margin expansion over time while at the same time continuing to invest in growth.

We believe all of these factors are important to our continued success. Additionally, we believe we will benefit from growing comfort in the independent advisory model from business leaders across the sectors of the economy which we believe will expand our overall market opportunity.

Our Advisory Offerings

We are a leading independent provider of strategic and financial advice to clients across a range of the most active sectors and international markets. We believe that the demand for independent strategic and financial advice is growing, and that our integrated approach combining deep industry insights, significant technical, product and transactional expertise, and rigorous work ethic creates a significant opportunity for our Company. Since our founding, we have rapidly scaled our global platform. We believe clients value our ability to put their interests ahead of our own and, accordingly, will increasingly want us by their side.

Our Clients

We provide advisory services to a wide range of clients globally, including large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions. We deliver the full resources of our Company and high level senior banker attention to every client, regardless of size or situation.

Our business provides services to multiple industry sectors and geographic markets through a broad range of advisory service offerings, which we believe offer us an opportunity to realize sustainable growth. Our primary areas of industry focus include: Consumer & Retail; Energy; Financial Institutions; Healthcare; Industrials; and Technology, Media & Telecommunications.

We complement our industry focus with extensive advisory expertise in the largest international advisory markets. We operate primarily out of ten offices in the United States, Canada, the United Kingdom, France and Germany, and we have deep international experience that has enabled us to work extensively with clients worldwide. Since our inception, we have advised over 1,000 clients on transactions in over 45 countries.

Our Advisory Services

We seek to advise our clients throughout their corporate evolution, with the full range of our advisory capabilities. Those services include advice related to mission-critical strategic and financial decisions, mergers and acquisitions ("M&A") execution, shareholder and defense advisory, financing and capital solutions advice with resources focused on restructuring and liability management, capital markets advisory, and private capital placement, as well as specialized underwriting and research services primarily for the energy and related industries.

M&A and Strategic Advisory: We have established a leading M&A and strategic advisory practice, advising clients on a range of strategic issues, risks and opportunities impacting their businesses. In these advisory relationships, we work closely with our clients through all stages of their assessment and evaluation of a range of strategic opportunities. Often, such situations can be complex and are mission-critical to the success of our client's businesses. In these situations, we believe we have built a reputation for providing valuable insights, experience, deep strategic thinking, rigor, technical expertise and a personalized approach in our partnerships with our clients to thoughtfully achieve their objectives.

Financing and Capital Solutions Advisory: We have built, and are continuing to invest in, a leading franchise advising clients on capital markets matters, both in transaction-related and ordinary course financing execution. We provide comprehensive capital structure advice and help our clients develop financing solutions tailored to their specific needs. We believe our independence and objectivity, coupled with our deep experience in complex financial matters, inform our market views and enhance the likelihood of a successful transaction, and in turn have helped us develop trusted and long-lasting relationships with our clients.

Our Commitment to Environmental, Social and Governance Leadership

We believe that leadership in the Environmental, Social and Governance ("ESG") issues is a central element of our Company's mission because our success is tied to how responsibly and sustainably we run our business. Over the past few years, we have taken steps to oversee and manage business-relevant ESG factors that impact the long-term interests of our stakeholders, such as engaging our employees and promoting a diverse and inclusive workplace, safeguarding our data through a cybersecurity program, and adhering to what we consider to be best practices in corporate governance and risk assessment and mitigation. Our board of directors, as well as our management team, provide direction and oversight with respect to the evolving priorities of our Company's ESG initiatives, organized into three pillars, which, in turn, contain focus areas for our attention and action:

- *Environmental.* The Environmental pillar is focused on assessing and monitoring our environmental footprint, and proactively raising our firm-wide awareness of environmental risk and opportunity by committing to sustainable practices to oversee environmental aspects in our business activities.

- *Social.* The Social pillar is focused on promoting diversity and inclusion, reinforcing our commitment to engage, develop and motivate our employees, and maintaining a rigorous cybersecurity program to protect our valuable data.

- *Governance.* The Governance pillar is focused on upholding our commitment to ethical business conduct, professional integrity and corporate responsibility by integrating strong governance and enterprise risk management oversight across all aspects of our business.

Our People and Inclusive Culture

We believe that our people are our most valuable asset. Our goal is to attract, develop and retain the best and brightest talent in our industry across all levels. We strive to foster a collaborative environment, and we seek individuals who are deeply committed to their clients, passionate about our business and additive to our culture.

Since our founding we have experienced significant growth of our team. At founding in 2006, we began the Company with 16 advisory professionals, including ten advisory partners. As of December 31, 2022, we serve our clients with 484 advisory professionals, including 64 advisory partners and 47 advisory managing directors, based in ten offices, located in five countries around the world.

The drivers of the growth of the Company include a combination of internal promotions and lateral recruiting in our areas of focus. In addition to this promotion and addition of external hires, we have also maintained significant discipline in how we assess our advisory professionals within our culture and our strategic and financial objectives. Accordingly, we have developed a comprehensive internal review process and significantly evolved the partnership over our history. Today, we believe we have established a rigorous recruiting and review process that ensures that we maintain consistently high levels of performance and of quality among our advisors, which best positions us to serve our clients and their growing advisory needs.

Our partners are compensated based on their overall contribution to value creation for our Company. Contribution includes, among other things, the quality of advice and execution provided to clients, intellectual content and thought leadership, the financial contribution to the Company, the commitment made to recruiting new talent, the creation of an inclusive work environment and the overall spirit of partnership they demonstrate in working with their colleagues and their clients. We do not compensate on a commission-based pay model, whereby bankers are rewarded solely based upon financial contribution. We believe that our compensation model encourages a collaborative environment and attracts talented advisory professionals to join our Company.

We recruit our junior professionals from the world's leading undergraduate and graduate programs. We devote significant time and resources to attracting, training and mentoring our employees. This starts with positioning our Company to attract competitive, high caliber talent and providing a hands-on development platform from day one through our global internship program and early careers curriculum. We are committed to talent retention, and our goal is to develop our brightest and most ambitious junior professionals into successful partners. To this end, as of December 31, 2022, 24 of our 64 advisory partners and 34 of our 47 advisory managing directors were promoted internally.

Diversity, equity and inclusion have been foundational elements at our Company to create a workforce comprised of people with different backgrounds and experiences who can collectively bring a strong diversity of thought to our advisory services. In addition to a number of firm-wide policies and procedures to promote diversity, equal opportunity and anti-discrimination, our programs, such as the Global Advisory Women's Prep Program and the Global Advisory Diversity Prep Program, have been instrumental to increase representation of women and ethnically diverse junior professionals. Our focus and effort on recruiting and developing undergraduate women through the Advisory Women's Diversity Prep Program has significantly increased the number of women in our entry level classes since the program's launch in 2015. We have also implemented talent acquisition strategies, which include assessment training and resources, to ensure we attract and identify the best, most diverse junior professionals to our Company and to ensure an equitable hiring process.

In addition to recruiting and developing advisory professionals, we have also entered into formal relationships with certain senior advisors who work with our advisory professionals to augment our overall advisory services to our clients.

Employees

As of December 31, 2022, we had 667 employees.

Our Focus on Cybersecurity

We strive to protect the reputation of our Company by establishing, protecting and defending our data and systems in a number of ways through a combination of processes, tools, and awareness-building. We adhere to the best practices outlined in the National Institute of Standards and Technology ("NIST") and International Organization for Standardization ("ISO") frameworks, and our policies and procedures in managing personally identifiable information ("PII") are in compliance with General Data Protection Regulation ("GDPR") requirements.

We maintain an ongoing process to enhance security and optimize our IT systems, and regularly conduct security assessments and testing of our systems to verify our systems' integrity to protect against the compromise from both internal and external sources. In addition to identifying information security risks, we have put robust controls in place to seek to reduce or mitigate such risks. Cybersecurity training is conducted annually and we maintain system logs of user activities, exceptions, and security events for a period consistent with industry best practices unless otherwise required by law, regulation or contractual obligation.

Multi-factor authentication is used for all remote access mechanisms that provide employee access to our infrastructure or data, and we employ rigorous measures to appropriately handle and protect sensitive and confidential data. We take precautionary measures to minimize, to the extent possible, the use of PII and the electronic or courier-based transmission of sensitive and confidential data, relying instead on approved and secured digital data transfer services which provide a tightly controlled and selective access to such information. All data is appropriately secured when at-rest or in-transit, and industry standard encryption is used to the maximum extent possible. We also take multiple steps to ensure our ability to restore data in the event of data failure, corruption, accidental deletion, or malicious tampering.

PWP Separation

On February 28, 2019, we effected the separation of our advisory business from the asset management business of PWP OpCo pursuant to a master separation agreement, pursuant to which PWP Capital Holdings LP ("PWP Capital") became the holding company for our asset management business and PWP OpCo continued to be the holding company for our advisory business (the "PWP Separation").

Organizational Structure

We are a holding company and our only material assets are our partnership interests in PWP OpCo and our equity interest in the general partner of PWP OpCo, PWP GP, LLC ("PWP GP"). We operate and control all of the business and affairs of our advisory business, as run by PWP OpCo and its operating entity subsidiaries, indirectly through our equity interest in PWP GP.

Competition

The financial services industry is intensely competitive, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including our reputation, depth of client relationships, industry knowledge and insights, transaction execution skills, our range of products and services, innovation and price.

We believe our primary competitors in securing advisory engagements include the investment banking businesses of Bank of America Corporation, Barclays Capital Inc., Citigroup Inc., Credit Suisse Group AG, The Goldman Sachs Group, Inc., JPMorgan Chase & Co., Morgan Stanley, UBS Securities LLC and other large investment banking firms as well as independent investment banking firms such as Centerview Partners, Evercore Partners Inc., Greenhill & Co., Inc., Guggenheim Partners, Houlihan Lokey, Inc., Lazard Ltd, Moelis, Inc., NM Rothschild & Sons Limited, PJT Partners, Inc., and other closely held boutique firms. We compete for business as well as to attract and retain qualified employees. Our ability to continue to compete effectively in our business will depend upon our ability to attract new employees and retain and motivate our existing employees who are essential to our ability to serve clients.

In past years there has been substantial consolidation in the financial services industry. Many firms have the ability to offer a wider range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial lending and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our business or loss of opportunities for us. In addition, we may be at a competitive disadvantage relative to certain of our competitors who are able to, and regularly do, provide financing or market making services that are often instrumental in effecting transactions. The trend toward consolidation has significantly increased the capital base and geographic reach of our competitors as well as the potential for actual or perceived conflicts of these firms.

Regulation

Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and abroad. As a matter of public policy, regulatory bodies in the United States and foreign jurisdictions are charged with safeguarding the integrity of their home country securities and other financial markets and with protecting the interests of clients participating in those markets.

In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws. Perella Weinberg Partners LP, through which we (i) conduct strategic advisory and restructuring services in the United States and (ii) engage in private placements of securities and investment banking mergers and acquisitions advisory services and Tudor, Pickering, Holt & Co. Securities, LLC ("TPH Securities"), through which we conduct equity research and sales and market making in the United States are registered as broker-dealers with, and are subject to regulation and oversight by, the SEC. In addition, the Financial Industry Regulatory Authority ("FINRA"), a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities of, its member firms, including Perella Weinberg Partners LP and TPH Securities. TPH Securities is also a member of several national securities exchanges, which also adopt rules and enforce compliance with their own rules and the federal securities laws. State securities regulators also have regulatory or oversight authority over Perella Weinberg Partners LP and TPH Securities.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including trading practices, order handling, best execution, anti-money laundering, handling of material non-public information, safeguarding data, reporting, record retention, market access and the conduct and qualifications of its officers, directors, employees and other associated persons. In particular, as registered broker-dealers and members of a self-regulatory organization, our U.S. broker-dealer subsidiaries are subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. Any failure to comply with applicable broker-dealer rules or regulations could have a material adverse effect on the operation of our business, financial condition and operating results.

In addition to the regulation we are subject to in the United States, we are also subject to regulation internationally. Perella Weinberg UK Limited ("PWP U.K.") is authorized and regulated by the Financial Conduct Authority ("FCA") and, as a Small Non-Interconnected investment firm, is required to maintain certain minimum regulatory capital. Perella Weinberg Partners France SAS ("PWP France") is authorized and regulated by the Authorite de Controle Prudentiel ("ACPR") and the Authorite des Marches Financiers ("AMF") and, as a class 3 investment firm, is required to maintain certain minimum regulatory capital. Tudor, Pickering, Holt & Co. Securities - Canada, ULC ("TPH Canada") is registered as an investment dealer with the provincial securities regulators in the Canadian provinces of Alberta, British Columbia, Manitoba, Ontario, Québec and Saskatchewan, with the Alberta Securities Commission being TPH Canada's principal regulator under the passport system adopted by Canada's provincial and territorial securities regulators. TPH Canada is also a dealer member of the New Self-Regulatory Organization of Canada ("New SRO," formerly the Investment Industry Regulatory Organization of Canada or "IIROC"), which adopts and enforces rules governing the capital, business conduct, record keeping, trading, individual registration and proficiency, governance, and examines the activities of, its member firms. Per the New SRO's rules, TPH Canada is required to maintain certain minimum capital, with additional capital requirements when TPH Canada participates in deal financings or executes trades outside of its carrying broker relationship.

Certain parts of our business are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to, among other things, the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

Failure to comply with any laws, rules or regulations could result in administrative or court proceedings, censures, fines, penalties, judgments, disgorgement, restitution and censures, suspension or expulsion from a certain jurisdiction, self-regulatory organization or market, the revocation or limitation of licenses, the issuance of cease-and-desist orders or injunctions or the suspension or disqualification of the entity and/or its officers, employees or other associated persons. The U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct periodic examinations and initiate administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. These administrative or court proceedings, whether or not resulting in adverse findings, can require substantial expenditures of time and money and can have an adverse impact on a firm's reputation, customer relationship and profitability. Our U.S. broker-dealer subsidiaries, like most other broker-dealers, have from time to time been the subject of requests for information and documents from the SEC, FINRA and other regulators. We have cooperated and complied in all material respects with any such requests for information and documents.

The Bank Secrecy Act (the "BSA"), as amended by the USA PATRIOT Act of 2001, the Anti-Money Laundering Act of 2021, and the Treasury Department's and FINRA's implementing regulations require each of Perella Weinberg Partners LP and TPH Securities, as broker-dealers, to establish and maintain an anti-money laundering program, file suspicious activity and other reports and comply with certain record-keeping requirements. Under the BSA, a financial institution's anti-money laundering program must include policies, procedures and controls, employee training, the designation of an anti-money laundering compliance officer, periodic independent testing and customer due diligence and monitoring. PWP's non-U.S. subsidiaries are required to comply with similar non-U.S. laws and regulations designed to deter and detect money laundering and the financing of terrorism. Failure to comply with these requirements may result in reputational damage as well as monetary, regulatory and, in certain cases, criminal penalties.

In support of U.S. foreign policy and national security goals, the Treasury Department's Office of Foreign Assets Control ("OFAC"), administers and enforces economic and trade sanctions against targeted foreign countries and regimes, terrorists, international narcotics traffickers, and those engaged in activities related to the proliferation of weapons of mass destruction and other threats to the national security, foreign policy or economy of the United States. Among other OFAC sanctions programs, comprehensive sanctions and embargoes target certain countries and geographic regions ("Sanctioned Countries") and their governments. We are generally prohibited from engaging in transactions involving any Sanctioned Country, its government or entities owned or controlled by a Sanctioned Country's government or persons or entities located in a Sanctioned Country, unless such activity is licensed or otherwise permissible. OFAC's "list-based" sanctions are imposed on individuals and entities designated under various programs for certain activities, including those referenced above. The names of individuals and entities designated under OFAC's list-based sanctions programs are generally placed on OFAC's List of Specially Designated Nationals and Blocked Persons (parties included on such list, "SDNs") or similar lists. Assets of SDNs are blocked, and we are generally prohibited from dealing with them. In addition, any property, including a company that is 50 percent or more owned, directly or indirectly, by one or more SDNs in the aggregate, is blocked property. We must also comply with the economic sanctions and embargo programs administered by the United Nations Security Council and certain governmental agencies outside the United States. A violation of a sanctions or embargo program could subject us, and individual employees, to reputational damage and regulatory enforcement actions as well as significant civil and criminal penalties.

The Foreign Corrupt Practices Act ("FCPA") the UK Bribery Act 2010 (the "UK Bribery Act") and other applicable laws and regulations prohibit the payment of bribes to foreign government officials and political figures. The FCPA prohibits us from making or offering to make any payment, or giving anything of value, to a foreign official for the purpose of influencing that official to assist us in obtaining or retaining an improper business advantage. The FCPA has a broad reach, covering all U.S. companies and citizens doing business abroad, among others, and defining as foreign officials not only those holding public office but also individuals acting in an official capacity for or on behalf of foreign government-run, -owned or -controlled organizations or public international organizations. The FCPA also requires issuers of U.S. securities to maintain accurate books and records and adequate internal controls to prevent and detect possible FCPA violations. The UK Bribery Act prohibits us from bribing, accepting bribes or making other prohibited payments to government officials or other persons (i.e., within the public or private sector) in order to obtain or retain business or gain some other business advantage. These offenses under the UK Bribery Act apply to acts or omissions that take place in the United Kingdom ("U.K.") or outside the U.K., where the person's act or omission would constitute an offense if carried out in the U.K. and the person has a close connection with the U.K. The UK Bribery Act also establishes a corporate offense of failing to prevent bribery by an associated party, which can be committed regardless of where the offense takes place. We maintain policies and procedures designed to prevent bribery, but such policies and procedures may not be effective in all instances to prevent violations. A violation could subject us, and individual employees, to reputational damage and regulatory enforcement actions as well as significant civil and criminal penalties. We can incur higher costs and face greater compliance risks in structuring and operating our businesses to comply with any of the foregoing regulatory requirements.

Item 1A. Risk Factors

You should consider carefully all of the risks described below, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information contained in this report. If any of the events or developments described below occur, our business, financial condition or results of operations could be negatively affected. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

Risk Factor Summary

The principal risks and uncertainties affecting our business include (but are not limited to) the following: global economic, business and market conditions; the Company's dependence on and ability to retain and successfully identify, recruit and develop talent; the high volatility of the Company's revenues as a result of its non-exclusive, engagement-by-engagement business model and its reliance on advisory fees that are largely contingent on the completion of events which may be out of its control; the Company's ability to appropriately manage conflicts of interest, including actual, potential or perceived conflicts of interest and other factors that may damage its business and reputation; the Company's successful formulation and execution of its business and growth strategies; substantial litigation risks in the financial services industry; cybersecurity and other operational risks; extensive regulation of the corporate advisory industry and U.S. and foreign regulatory developments relating to, among other things, financial institutions and markets, government oversight, fiscal and tax policy and laws (including the treatment of carried interest); and other risks and uncertainties described below.

Risks Related to Our Business

Our business is subject to risks arising from catastrophic events, such as the global outbreak of COVID-19 or other pandemic diseases.

COVID-19 has created global economic disruption and uncertainty. At any given time, COVID-19 or another public health crisis may have a significant and adverse short-term effect on our business, revenues and operating results. Additionally, prolonged effects from a public health crisis and related disruption could heighten the impact of one or more of the other risk factors described herein.

As a financial services firm, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. During periods of unfavorable market or economic conditions, including current market conditions, the volume and value of M&A and capital markets transactions may decrease, thereby reducing the demand for our M&A and financing and capital solutions advisory services and increasing price competition among financial services companies seeking such engagements. Numerous factors related to public health crises, which are also beyond our control, such as governmental response, medical advancements, economic impact and recovery and clients' willingness to transact in a sustained uncertain environment, may also have an adverse impact on our business, revenues and operating results.

Our ability to retain key employees is critical to the success of our business.

Our future success depends to a substantial degree on our ability to retain qualified professionals within our organization, including our working partners. However, we may not be successful in our efforts to retain the required personnel as the market for qualified advisory professionals is extremely competitive. Working partners and other senior professionals have left us in the past and others may do so in the future. Loss of key employees may occur due to perceived opportunity for promotion, compensation levels, work environment, retirement or the pursuit of philanthropic, civic or similar service opportunities, or other individualized reasons, some of which may be beyond our control. Our senior personnel possess substantial experience and expertise and have strong relationships with our advisory clients. As a result, the loss of these professionals could jeopardize our relationships with clients and result in the loss of client engagements. For example, if any of our working partners or other senior professionals, including our executive officers, or groups of professionals, were to join or form a competing firm, some of our current clients could choose to use the services of that competitor rather than our services. There is no guarantee that our compensation and non-competition arrangements with our working partners provide sufficient incentives or protections to prevent our working partners from resigning to compete with our Company or join our competitors. For instance, we are currently the plaintiff in a litigation involving certain former working partners and a former employee as defendants, in which the defendants allegedly entered into a scheme to lift out our entire restructuring group to form a new competing firm that they were secretly forming in breach of their contractual and fiduciary duties to our Company. See "Part I—Item 3. Legal Proceedings" included elsewhere in this Form 10-K. In addition, some of our competitors have more resources than we do, which may allow them to attract some of our existing employees through higher compensation, promotions or otherwise. Further, we may be unable to implement or enforce adequate restrictive covenants, including non-competition arrangements, due to legal and regulatory constraints in the jurisdictions in which we operate, which may currently or in the future apply to our working partners and other senior professionals. For example, in January 2023, the U.S. Federal Trade Commission published a proposed rule that, if finally issued, would generally prohibit post-employment non-compete clauses (or other clauses with comparable effect) in agreements between employers and their employees. We are monitoring the proposed rule and the impact it may have on our ability to recruit and retain our professionals. The departure of a number of working partners or groups of professionals could have a material adverse effect on our business and our profitability.

Our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources.

We have experienced significant growth over the past several years, which may be difficult to sustain at the same rate. Our business objectives are dependent, in part, on our ability to further grow our business to gain benefits related to scale. In addition, our business involves the delivery of professional services and is largely dependent on the talents and efforts of highly skilled individuals. Accordingly, our future growth will depend on, among other things, our ability to successfully identify and recruit individuals to join our Company. It typically takes time for these professionals to become profitable and effective. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development aimed at developing this new talent. If we are unable to recruit and develop such professionals, we will not be able to implement our growth strategy and gain benefits related to scale, and our financial results could be materially adversely affected.

In addition, sustaining growth will require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems to adequately support expansion, especially in instances when we open new offices that may require additional resources before they become profitable. See "*Risks Related to our Business—Our growth strategy may involve opening or acquiring new offices and/or expanding, both domestically and internationally, and could involve hiring new partners and other senior professionals for these offices, which would require substantial investment by us and could materially adversely affect our operating results.*" There can be no assurance that we will be able to manage our expanding operations effectively, and any failure to do so could materially adversely affect our ability to grow revenue and control our expenses.

Furthermore, we have grown, and in the future we may continue to grow, by strategic investment or acquisition, which would expose us to numerous risks and uncertainties similar to those of hiring and developing our current professionals. Additionally, there are challenges related to integrating a large number of personnel into our global organization and ensuring a proper cultural fit. Management and other existing personnel have spent, and may in the future spend, considerable time and resources working to integrate any acquired business or strategic investment, which may distract them from other business operations.

Our inability to successfully identify, consummate and integrate strategic transactions such as joint ventures, strategic investments and acquisitions may result in additional risks and uncertainties in our business.

In addition to recruiting and internal promotions, we may grow our business through strategic transactions, including joint ventures, strategic investments or acquisitions.

We regularly evaluate opportunities to acquire other businesses. Unless and until acquisitions of other businesses generate meaningful revenues, the purchase prices or consideration we pay to acquire such businesses could have a material adverse effect on our business, financial condition and results of operations. If we acquire a business, we may be unable to manage it profitably or successfully integrate its operations with our own. Additionally, acquisitions may have "earn-out" provisions that could result in large costs after the closing of the acquisition, some or all of which could be dilutive of the holders of our Class A common stock. Moreover, we may be unable to realize the financial, operational, and other benefits we anticipate from acquisitions. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special financial and business risks, including expenses related to any potential acquisition from which we may withdraw; diversion of our management's time, attention, and resources; decreased utilization during the integration process; loss of key acquired personnel; difficulties in integrating diverse corporate cultures; increased costs to improve or integrate personnel and financial, accounting, technology and other systems, including compliance with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"); dilutive issuances of equity securities, including convertible debt securities; the assumption of legal liabilities; amortization of acquired intangible assets; potential write-offs related to the impairment of goodwill and additional conflicts of interest. In addition, our clients may react unfavorably to our acquisition, growth and joint venture strategies, and disagreements between us and any joint-venture partners may negatively impact our business and profitability. If we are unable to successfully manage these risks, we will not be able to implement our growth strategy, which could ultimately materially adversely affect our business, financial condition and results of operations.

In the case of any joint ventures and strategic investments, we are subject to additional risks and uncertainties relating to governance and controls, in that we may be dependent upon personnel, controls and systems, including management of the business by third parties, and subject to liability, losses or reputational damage relating to such personnel, controls and systems and the management decisions of third parties that are not under our control. In the event we make further strategic investments or acquisitions, we would face numerous risks and would be presented with financial, managerial and operational challenges, including the difficulty of integrating personnel, financial, accounting, technology and other systems and management controls.

Changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue.

As a financial services firm, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. Financial markets and economic conditions can be negatively impacted by many factors beyond our control, such as the inability to access credit markets, rising interest rates or inflation, pandemic, terrorism, international hostilities, including the current hostilities between Russia and Ukraine, political uncertainty, uncertainty in U.S. federal fiscal, monetary, tax or regulatory policy and the fiscal, monetary, tax or regulatory policy of foreign governments and the timing and nature of such reform. For example, our revenue is related to the volume and value of the transactions in which we are involved. During periods of unfavorable market or economic conditions, the volume and value of M&A transactions may decrease, thereby reducing the demand for our M&A advisory services and increasing price competition among financial services companies seeking such engagements. We may face a similar reduction in demand for our M&A services when the prices of certain commodities, including oil, are suppressed or experience volatility for an extended period of time. In addition, during periods of strong market and economic conditions, the volume and value of other advisory services, including recapitalization and restructuring transactions, may decrease, thereby reducing demand for those services on our platform and increasing price competition among financial services companies seeking such engagements. Our results of operations could be adversely affected by any such reduction in the volume or value of such advisory transactions. Revenue improvements in our M&A practice in strong economic conditions could be offset in whole or in part by any related revenue declines in such other areas. Further, in the period following an economic downturn, the volume and value of M&A transactions typically take time to recover and lag a recovery in market and economic conditions. These trends are cyclical in nature and subject to periodic reversal.

Furthermore, rapid increases in equity valuations and market volatility can negatively impact M&A activity. Our clients engaging in M&A transactions often rely on access to the credit and/or equity markets to finance such transactions. The uncertain availability of credit and the volatility of equity markets can adversely affect the size, volume, timing and ability of our clients to successfully complete M&A transactions and adversely affect our advisory business. Market volatility also affects our clients' ability and willingness to engage in stock-for-stock transactions.

Changes in market and economic conditions can also impact other aspects of our business in different ways. For example, our profitability may be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. While we operate in North America, Europe and the Middle East, our operations in the United States have historically provided most of our revenues and earnings. Consequently, our revenues and profitability are particularly affected by market conditions in the United States.

Our revenue in any given period is dependent on the number of fee-paying clients in such period, and a significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

Our revenue in any given period is dependent on the number of fee-paying clients in such period. For the year ended December 31, 2022, we earned revenues from 200 advisory clients, 127 of which generated fees equal to or greater than $1.0 million. For the year ended December 31, 2021 we earned revenues from 232 advisory clients, 142 of which generated fees equal to or greater than $1.0 million. For the year ended December 31, 2020, we earned revenues from 175 advisory clients, 99 of which generated fees equal to or greater than $1.0 million. We may lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial advisors and financial institutions and other causes. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results for such period. There was no individual client that accounted for more than 10% of aggregate revenues for the years ended December 31, 2022, 2021, and 2020.

In addition, the composition of the group comprising our largest clients varies significantly from year to year, and a relatively small number of clients may account for a significant portion of our revenues in any given period. As a result, our business, financial condition, results of operations and liquidity may be significantly affected by the loss of a relatively small number of mandates or the failure of a relatively small number of assignments to be completed.

We have recorded operating losses in the past and may experience operating losses in the future.

For the years ended December 31, 2022 and 2020, we recorded operating losses of $47.7 million and $14.6 million, respectively. These operating losses were largely due to amortization of the equity-based compensation awards granted by Professional Partners, which have no economic impact on PWP or PWP OpCo. The vesting of equity awards granted in connection with the Business Combination have been and will be recorded as equity-based compensation expense at PWP OpCo for U.S. GAAP accounting purposes. We did not record an operating loss for the year ended December 31, 2021. We need to continue to compensate personnel competitively in order to continue building our business and as a result, we may again experience operating losses in future periods.

Substantially all of our revenue is derived from advisory fees, including fees that are largely contingent upon the completion of events which may be out of our control, such as the completion of a transaction and, as a result, our revenue and profits are highly volatile on a quarterly basis.

Our revenue and profits can be highly volatile. Unlike diversified investment banks, which generate revenues from commercial lending, securities trading and retail banking, or other advisory firms, which have asset management and other recurring revenue businesses, our generation of revenues from sources other than advisory fees is minimal. Our advisory fees are generally derived from a limited number of engagements that generate significant fees contingent on key transaction milestones, the timing and conditions of which are outside of our control. We expect that we will continue to rely on advisory fees for most of our revenue for the foreseeable future. Accordingly, a decline in our advisory engagements or the market for advisory services would adversely affect our business. In addition, our financial results will likely fluctuate from quarter to quarter based on the timing of when fees are earned, and high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in future periods. In some cases, for advisory engagements that do not result in the successful consummation of a transaction, we are not paid a fee other than the reimbursement of certain out-of-pocket expenses and, in some cases, a retainer, despite having devoted considerable resources to these transactions.

Because we lack other, more stable, sources of revenue which could moderate some of the volatility in our advisory revenue, we may experience greater variations in our revenue and profits than other larger, more diversified competitors in the financial services industry. Should our contingent fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results.

Because in many cases revenues are not recognized until the successful consummation of the underlying transaction, our revenue is highly dependent on market conditions and the decisions and actions of our clients, interested third parties and governmental authorities. For example, we may be engaged by a client in connection with a sale or divestiture, but the transaction may not occur or be consummated because, among other things, anticipated bidders may not materialize, no bidder is prepared to pay our client's price or because our client's business experiences unexpected operating or financial problems. We may be engaged by a client in connection with an acquisition, but the transaction may not occur or be consummated for a number of reasons, including because our client may not be the winning bidder, failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business experiences unexpected operating or financial problems. Additionally, a client may not receive bids acceptable to it in connection with a restructuring transaction or may not be able to restructure its operations or indebtedness due to a failure to reach an agreement with its principal creditors or the court. In such circumstances, we often do not receive advisory fees, despite having devoted considerable resources to these transactions.

Our engagements are often singular in nature and do not provide for subsequent engagements, which could cause our revenues to fluctuate materially from period to period.

We operate in a highly-competitive environment where our clients generally retain us on a non-exclusive, short-term, engagement-by-engagement basis in connection with specific transactions or projects, rather than under long-term contracts covering potential additional future services. As these transactions and projects are often singular in nature and subject to intense competition, we must seek out new engagements when our current engagements are successfully completed or terminated. As a result, high activity levels in any period are not indicative of high activity levels in the next-succeeding or any future period, and the successful completion of a previous engagement does not guarantee that we will be engaged by the same client in the future on the same terms or at all.

Our clients may be unable to pay us for our services.

We face the risk that our clients may not have the financial resources to pay our agreed-upon advisory fees, including in the bankruptcy or insolvency context. Further, our clients include companies that have had and may from time to time encounter financial difficulties. If a client's financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a number of our clients who, in the aggregate, owe us substantial accounts receivable could have a material adverse effect on our business, financial condition and results of operations. In addition, if a client declares bankruptcy after paying us certain invoices, courts may determine that we are not properly entitled to those payments and may require repayment of some or all of the amounts we received, which could adversely affect our business, financial condition and results of operations. Further, some fees earned from certain restructuring activities are subject to approval by the U.S. Bankruptcy Courts and other interested parties which have the ability to challenge the payment of such fees. Fees earned and reflected in our revenue may from time to time be subject to successful challenges, which could result in a reduction of revenue. Certain clients may, due to changes in senior personnel, ownership or otherwise, also be unwilling to pay our advisory fees in whole or in part, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreements to obtain our advisory fees. Such actions may require considerable financial and personnel resources and may result in negative public relations due to the public nature of legal action. Ultimately, there is no guaranty that such legal action could be successful.

If the number of debt defaults, bankruptcies or other factors affecting demand for our recapitalization and restructuring advisory services declines, our business related to such services could suffer.

We provide various financial recapitalization and restructuring and related advice to companies in financial distress or to their creditors or other stakeholders. A number of factors affect demand for these advisory services, including general economic conditions, the availability and cost of debt and equity financing, governmental policy and changes to laws, rules and regulations, including those that protect creditors. In addition, providing recapitalization and restructuring advisory services entails the risk that the transaction will be unsuccessful or take considerable time and can be subject to a bankruptcy court's authority to disallow or discount our fees in certain circumstances, including after payment of our fees. If the number of debt defaults, bankruptcies or other factors affecting demand for our advisory services related to recapitalization and restructuring activity declines, our business could be adversely affected.

Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.

We confront actual, potential or perceived conflicts of interest in our business. For instance, we face the possibility of an actual, potential or perceived conflict of interest when we represent a client on a transaction in which an existing (or future) client is (or becomes) a party. We may be asked by two or more potential clients to act on their behalf on the same transaction, including multiple clients as potential buyers in the same acquisition transaction, and we may act for such clients if all such clients agree to us doing so (with such agreement potentially being subject to certain operational or other conditions). In each of these situations, we face the risk that our current policies, controls and procedures do not timely identify, disclose or appropriately manage such conflicts of interest.

In addition, we frequently come into possession of material non-public information and other confidential information in connection with our advisory engagements, and our possession of a client's material non-public information could place restrictions on our other operations or engagements.

Further, certain members of our management team oversee or are otherwise involved in PWP Capital Holdings LP's ("PWP Capital") asset management business or other businesses, which could divert their time and attention away from running our advisory business and create, or appear to create, potential conflicts of interest when they are faced with decisions that could have different implications for us and PWP Capital's asset management business or other businesses that they may manage or otherwise be involved with.

It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions, or result in a client terminating our engagement. Appropriately identifying and managing actual or perceived conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which could materially adversely affect our business in a number of ways, including as a result of a reluctance of some potential clients and counterparties to do business with us. Policies, controls and procedures that we implement or may be required to implement to address additional regulatory requirements, including as a result of additional foreign jurisdictions in which we operate, or to mitigate actual or potential conflicts of interest, may result in increased costs; including for additional personnel and infrastructure and information technology improvements; limit our activities; and reduce the positive synergies that we seek to cultivate across our businesses. Conflicts may also arise if our advisory business has access to material non-public information that may not be shared with our equity research business or vice versa.

Employee misconduct, which is difficult to detect and deter, and other labor-related issues could harm us by impairing our ability to attract and retain clients and talent and by subjecting us to legal liability and reputational harm.

There have been a number of highly-publicized cases involving fraud, insider trading or other misconduct by employees in the financial services industry, and there is a risk that our employees could engage in misconduct that would adversely affect our business. For example, our business often requires that we deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to legal sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. In addition, our financial professionals and other employees are responsible for following proper measures to maintain the confidentiality of information we hold. If an employee's failure to do so results in the improper release of confidential information, we could be subject to reputational harm and legal liability, which could impair our ability to attract and retain clients and/or personnel and in turn materially adversely affect our business. We also face the risk that our employees engage in work place misconduct, such as sexual harassment or discrimination, despite our implementation of policies and training to prevent and detect misconduct. In addition to impairing our ability to attract and retain clients, such misconduct may also impair our ability to attract and retain talent resulting in a materially adverse effect on our business. Furthermore, as we continue to increase the size of our workforce, the risk of potential employment-related claims will also increase. As such, we may be subject to legal proceedings related to employment matters including, but not limited to, discrimination, harassment (sexual or otherwise), wrongful termination and local, state or federal labor law violations. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. If our employees engage in misconduct or fail to follow appropriate security measures, our business could be materially adversely affected.

The U.S. Department of Justice and the SEC continue to devote significant resources to the enforcement of the FCPA. In addition, the UK and other jurisdictions have significantly expanded the reach of their anti-bribery laws. While we have developed and implemented policies and procedures that we believe are reasonably designed to ensure compliance by us and our personnel with the applicable laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption laws could subject us to, among other things, reputational damage, regulatory enforcement, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and/or a general loss of client or investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our securities. For further detail regarding the FCPA and other regulations that we are subject to, see "*Part I—Item 1. Business—Regulation.*"

We may face damage to our professional reputation if our services are not regarded as satisfactory or for other reasons.

As an advisory service firm, we depend to a large extent on our relationships with our clients and reputation for integrity and high caliber professional services to attract and retain clients. Our ability to secure new engagements is substantially dependent on our reputation and the individual reputations of our financial professionals. Any factor that diminishes our reputation or that of our financial professionals, including not meeting client expectations or actual or alleged misconduct by our financial professionals, including misuse of confidential information or mishandling actual or perceived conflicts, could make it substantially more difficult for us to attract new engagements and clients or retain existing clients. As a result, if a client is not satisfied with our services, it may be more damaging in our field of business than in other business fields.

Further, because we provide our services primarily in connection with significant or complex transactions, disputes or other matters that usually involve confidential and sensitive information or are adversarial, and because our work is the product of myriad judgments of our financial professionals and other staff operating under significant time and other pressures, we may not always perform to the standards expected by our clients. In addition, we may face reputational damage from, among other things, litigation against us, actual or perceived conflicts of interest, our failure to protect confidential information and/or breaches of our cybersecurity protections or other inappropriate disclosure of confidential information, including inadvertent disclosures.

We face strong competition from other financial advisory firms, many of which have the ability to offer clients a wider range of products and services than those we can offer, which could cause us to lose engagements to competitors, fail to win advisory mandates and subject us to pricing pressures that could materially adversely affect our revenue and profitability.

The financial services industry is intensely competitive, highly fragmented and subject to rapid change and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation and price. In addition, in our business there are usually no long-term contracted sources of revenue. Each revenue generating engagement typically is separately solicited, awarded and negotiated.

We have experienced intense competition in obtaining advisory mandates in recent years, including with respect to pricing, and we may experience further pricing pressures in our business in the future as some of our competitors may seek to obtain increased market share by reducing fees.

Our competitors include large financial institutions, many of which have far greater financial and other resources than we do and, unlike us, have the ability to offer a wider range of products, from loans, deposit taking and insurance to brokerage and trading, and employ more key professionals to serve their clients' needs and develop client relationships, which may enhance their competitive position. They also regularly support investment banking, including financial advisory services, with commercial lending and other financial services and products we do not offer in an effort to gain market share, which puts us at a competitive disadvantage and could result in pricing pressures or loss of opportunities, which could materially adversely affect our revenue and profitability. These larger and better capitalized competitors may also be better able to respond to changes in the financial services industry. In addition, we may be at a competitive disadvantage with regard to certain of our competitors who are able to and often do, provide financing or market-making services that are often a crucial component of the types of transactions on which we advise.

In addition to our larger competitors, we also compete with a number of independent investment banks that offer independent advisory services. There are relatively few barriers to entry impeding the launch of new financial advisory firms, including a relatively low cost of entering this business, and the success of new entrants into our lines of business, including major banks and other financial institutions, have resulted in increased competition. As these independent firms or new entrants into the market seek to gain market share there could be pricing pressures, which would adversely affect our revenues and earnings.

If we are unable to compete successfully with our existing competitors or with any new competitors, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

Goodwill and other intangible assets represent a significant portion of our assets, and an impairment of these assets could have a material adverse effect on our business, financial condition and results of operation.

Goodwill and other intangible assets represent a significant portion of our assets, and totaled $60.2 million and $66.7 million as of December 31, 2022 and 2021, respectively. Goodwill is the excess of the fair value of consideration transferred over the fair value of identifiable net assets, including other intangibles, acquired at the time of an acquisition. We review goodwill and other intangible assets at least annually for impairment. We may need to perform impairment tests more frequently if events occur or circumstances indicate that the carrying amount of these assets may not be recoverable. These events or circumstances could include a significant change in the business climate, attrition of key personnel, a prolonged decline in our stock price and market capitalization, legal factors, or operating performance indicators, competition, sale or disposition of a significant portion of one of our businesses and other factors. Annual impairment reviews of indefinite-lived intangible assets, any future impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations. The valuation of the reporting unit requires judgment in estimating future cash flows, discount rates and other factors. In making these judgments, we evaluate the financial health of our reporting unit, including such factors as market performance, changes in our client base and projected growth rates. Because these factors are ever changing, due to market and general business conditions, our goodwill and indefinite-lived intangible assets may be impaired in future periods.

We may be unable to execute on our growth initiatives, business strategies or operating plans.

We are executing on a number of growth initiatives, strategies and operating plans designed to enhance our business. For example, we have expanded, and intend to continue to expand, our platform into various industry and product sectors, both organically and through acquisitions, and to expand our existing expertise into new geographies. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all or any of the expected benefits, including growth targets and margin expansion, we expect to achieve or it may be more costly to do so than we anticipate. A variety of factors could cause us not to realize some or all of the expected benefits. These factors include, among others: delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans; difficulty in competing in certain industries, product areas and geographies in which we have less experience than others; negative attention from any failed initiatives; and increased or unexpected costs in implementing these efforts.

Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we may not realize the expected benefits from these plans. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

Restrictions in the Credit Agreement (as defined below) governing our Revolving Credit Facility (as defined below) or the credit agreement governing any replacement credit facility may impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests.

On December 11, 2018, Perella Weinberg Partners Group LP ("PWP Group"), a wholly owned subsidiary of PWP OpCo, entered into a revolving credit facility (the "Revolving Credit Facility") with Cadence Bank, N.A. ("Cadence Bank") in order to pay in full the outstanding credit agreement with Cadence Bank, dated November 30, 2016 (as amended and restated on December 11, 2018, the "Credit Agreement"), through which the Company borrowed an aggregate of $50.0 million, plus outstanding interest, fees and expenses related thereto and provide for the future working capital needs and other general corporate purposes of PWP Group and its subsidiaries. The Revolving Credit Facility, as amended in connection with the Closing, provides for a $50.0 million unsecured revolving credit facility that matures on July 1, 2025, and contains a number of significant covenants that, among other things, require PWP OpCo and certain of its subsidiaries (the "Loan Parties") to maintain (on a consolidated basis) minimum liquidity levels, a minimum debt service coverage ratio and a maximum leverage ratio and restrict the ability of the Loan Parties to:

- incur liens;

- dispose of assets;

- incur additional indebtedness;

- make certain restricted payments;

- engage in business mergers or consolidations; and

- engage in certain transactions with subsidiaries and affiliates.

These restrictions (and similar restrictions under any replacement credit facility) could impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests. The ability of the Loan Parties to comply with these financial ratios and covenants may be affected by events beyond our control. A breach of the provisions of the Revolving Credit Facility (or any replacement credit facility) or the inability of any Loan Party to comply with the required financial ratios or covenants included therein could result in a default thereunder. In the event of any such default, the administrative agent under the Revolving Credit Facility (or any replacement credit facility) could elect to:

- declare the commitments of all of the lenders under the Revolving Credit Facility (or any replacement credit facility) to be terminated; and

- declare all outstanding debt, accrued interest and fees to be due and immediately payable.

Any such election could have a material adverse effect on our business, financial condition and results of operations, as well as our reputation, which could materially adversely affect our business in a number of ways, including as a result of a reluctance of some potential clients and counterparties to do business with us.

As a member of the financial services industry, we face substantial litigation risks.

Our business is subject to various U.S. and international laws and regulations that could lead to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. In addition, improper conduct by our employees, agents or other related parties could damage our reputation and/or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines. In certain circumstances it may not be economical to defend against such matters and/or our legal strategy may not ultimately result in us prevailing in a matter. Such events could lead to an adverse impact on our financial condition or results of operations.

Our role as advisor to our clients on important transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and other transactions. Our activities may subject us to the risk of significant legal liabilities to our clients and affected third parties, including shareholders of our clients who could bring securities class actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial services companies have been increasing, including claims for aiding and abetting client misconduct. Litigation alleging that we performed below our agreed standard of care or breached any other obligations to a client or other parties could expose us to significant legal liabilities, and, regardless of outcome, could be very costly, could distract our management and could damage our reputation. For example, we are currently involved in litigation with certain former working partners and a former employee regarding claims of breach of contract. For further information, see "*Part I—Item 3. Legal Proceedings*" included elsewhere in this Form 10-K. Moreover, judicial scrutiny and criticism of investment banker performance and activities has increased, creating risk that our services in a litigated transaction could be criticized by a court. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.

Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us in all cases, including when we perform below our agreed standard of care or a client does not have the financial capacity to pay for its obligations under any such indemnity. As a result, we may incur significant legal expenses in defending against or settling litigation. In addition, we may not have, and may not in the future choose to obtain, insurance with respect to any or all potential claims and, if desirable, we may have to spend a significant amount to adequately insure against these potential claims, and such insurance coverage may not be available on commercial terms or at all. Substantial legal liability or significant regulatory action against us or significant criticism by a court of our performance or activities could have material adverse financial effects or cause significant reputational harm to us, which could materially harm our business prospects, financial condition and results of operations. Further, allegations by private litigants or regulators of our having engaged in improper conduct, whether true or false and regardless of whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our competitors or our industry, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.

Our business is subject to various cybersecurity and other operational risks.

We face various cybersecurity and other operational risks related to our business on a day-to-day basis. We rely heavily on financial, accounting, communication and other information technology systems and the people who operate them. These systems, including the systems of third parties on whom we rely, may fail to operate properly or become disabled as a result of tampering or a breach of our or such third parties' network security systems or otherwise, including for reasons beyond our control. Our clients typically provide us with sensitive and confidential information. We are dependent on information technology networks and systems to securely process, transmit and store such information and to communicate among our locations around the world and with our clients, alliance partners and vendors. We may be subject to attempted security breaches and cyber-attacks and a successful breach could lead to shutdowns or disruptions of our systems or third-party systems on which we rely and potential unauthorized disclosure of sensitive or confidential information. Breaches of our system or the third party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses and the mounting of cyber-attacks and other means and could originate from a wide variety of sources, including employees, contractors, foreign governments and other unknown third parties outside the Company. If our or the third-party systems on which we rely are compromised, do not operate properly or are disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation. In addition, our financial professionals and other employees are responsible for following proper measures to maintain the confidentiality of information we hold. If an employee's failure to do so results in the improper release of confidential information, we could be subject to reputational harm and legal liability, which could impair our ability to attract and retain clients and in turn materially adversely affect our business. The increased use of mobile technologies can heighten these and other operational risks. There can be no assurance that we or the third parties on whom we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber threats.

We operate a business that is highly dependent on information systems and technology. Any failure to keep accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. We rely on third party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation and adversely affect our business.

In addition, a disaster or other business continuity problem, such as a pandemic, other man made or natural disaster or disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could lead us to experience operational challenges. Our continued success will depend, in part, on the availability of our personnel and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing and other related systems and operations, as well as those of third parties on whom we rely. In particular, we depend on our headquarters in New York City, where a large number of our personnel are located, for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters or other major offices in Houston or the U.K., could have a material adverse impact on our ability to continue to operate our business without interruption. The incidence and severity of disasters or other business continuity problems are inherently unpredictable, and our inability to timely and successfully recover could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability.

We may not be able to generate sufficient cash to service any indebtedness.

Our ability to make scheduled payments on or to refinance any debt obligations, including borrowings under the Revolving Credit Facility or any replacement credit facility, depends on our financial condition and operating performance. We cannot provide assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and interest on, any existing or future indebtedness. If our cash flows and capital resources are insufficient to fund any future debt service obligations, we may be forced to reduce or delay investments and capital expenditures, seek additional capital or restructure or refinance such indebtedness, and we may not be able to pursue any of these options on commercially reasonable terms or at all. This could also result in us lowering or eliminating future undeclared dividend payments. Any such transactions could also involve significant expense and management attention.

Our international operations are subject to certain risks, which may affect our revenue.

For the years ended December 31, 2022, 2021 and 2020, we earned approximately 24.3%, 17.7% and 25.4%, respectively, of our revenues from our international operations. We intend to grow our non-U.S. business, including growth into new regions with which we have less familiarity and experience, and this growth is important to our overall success. Our international operations carry special financial and business risks, which could include the following:

- greater difficulties in managing and staffing foreign operations;

- language barriers and cultural differences, including the need to adopt different business practices in different geographic areas;

- fluctuations in foreign currency exchange rates that could adversely affect our results;

- unexpected, additional and/or costly changes in trading policies, regulatory requirements, tariffs and other barriers;

- restrictions on travel;

- longer transaction cycles;

- higher operating costs;

- local labor conditions and regulations;

- adverse consequences or restrictions on the repatriation of earnings;

- potentially adverse tax consequences, such as trapped foreign losses or profits;

- potentially less stable political and economic environments;

- terrorism, international hostilities, war and other civil disturbances or other catastrophic events that reduce business activity;

- different fee structures for our advisory services; and

- difficulty collecting fees.

Further, as part of our day-to-day operations outside the United States, we are required to create compensation programs, employment policies, compliance policies and procedures and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards and directives across our geographically dispersed operations.

Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-U.S. subsidiaries may be a party. Our business, financial condition and/or results of operations could be adversely impacted, possibly materially, if we are unable to successfully manage these and other risks of international operations.

If our international business increases relative to our total business, the materialization of these risks could have a more pronounced effect on our operating results or growth prospects.

Our growth strategy may involve opening or acquiring new offices and/or expanding, both domestically and internationally, and could involve hiring new partners and other senior professionals for these offices, which would require substantial investment by us and could materially adversely affect our operating results.

Our ability to grow our advisory business depends in part on our ability to open or acquire new offices, expand internationally and hire new partners and other senior professionals for these offices. We may not be successful in any efforts to open new offices, expand internationally or hire new partners and other senior professionals for these offices. The costs of opening a new office, expanding internationally and hiring the necessary personnel to staff any such office are substantial. If we are not successful in these efforts, we may not be able to recover our investments or our substantial cost outlays, and new international operations may not achieve profitability. To the extent that we pursue business opportunities in certain markets outside the United States, such as our business operations in the European Union (the "E.U."), U.K., Canada, France and Germany, we will be subject to political, economic, legal, operational, regulatory and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls, inflation controls, licensing requirements and other restrictive governmental actions, as well as the outbreak of hostilities.

Depending upon the extent of our expansion, and whether it is done by recruiting new partners and other senior professionals, strategic investment or acquisition, the incremental costs of our expansion may be funded from cash from operations, new share issuances or other financing alternatives. There can be no assurance that we will be able to generate or obtain sufficient capital on acceptable terms to fund our expansion needs which would limit our future growth and could have a material adverse effect on our business, financial condition and results of operations.

We may enter into new lines of business which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenue from advisory engagements. However, we may grow our business by entering into new lines of business. Moreover, we currently derive a small portion of revenue through equity research, underwriting and trading services conducted through TPH. To the extent we enter into new lines of business or increase our focus on existing lines of business other than our advisory engagements, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources, diversion of management's time and attention and the loss of clients due to the perception that we are no longer focusing on our business.

For instance, if we increasingly act as an underwriter in public offerings and other distributions of securities in order to support our advisory business, we may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we purchased as an underwriter at the anticipated price levels. In addition, if we act as an underwriter, we may also be subject to liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings we underwrite. In such cases, any indemnification provisions in the applicable underwriting agreement may not be available to us or may not be sufficient to protect us against losses arising from such liability. For a discussion of the conflicts of interest risks that may be associated with an increased focus on our equity research business, see "*Risks Related to Our Business—Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business*" above.

We may in the future also invest in companies, including our clients, or enter into new lines of business, including alongside our clients, employees, officers and directors. To the extent that we enter into new business lines or we make such investments, we may cover costs and expenses, including with respect to broken deals. In addition, there can be no assurances that such investments will be successful or that we will not lose the entire amount of our investment.

Further, entry into certain new lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to our entering into new lines of business. If a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our business, financial condition and our results of operations could be materially adversely affected.

Fluctuations in foreign currency exchange rates could adversely affect our results.

Because our financial statements are denominated in U.S. dollars and we receive a portion of our revenue in other currencies (including the Euro, pound sterling and Canadian dollars), we are exposed to fluctuations in foreign currencies. During the years ended December 31, 2022 and 2021, 19.2% and 14.5%, respectively, of revenue was denominated in currencies other than the U.S. dollar. In addition, we pay certain of our expenses in such currencies. Additionally, entering into transactions and holding monetary assets and liabilities that are not denominated in the functional currency of our foreign subsidiaries exposes the Company to exchange rate fluctuations which can result in foreign currency related transaction gains and losses. An appreciation or depreciation of any of these currencies relative to the U.S. dollar could result in an adverse or beneficial impact, respectively, to our financial results. We have not entered into any transactions to hedge our exposure to these foreign exchange fluctuations through the use of derivative instruments or otherwise.

The exit by the U.K. from the E.U. could adversely impact our business, operations and financial condition.

We have a presence in the U.K. and certain E.U. countries, including France and Germany. On January 31, 2020, the U.K. withdrew from the E.U., commonly referred to as "Brexit." The U.K. remained in the E.U.'s customs union and single market for a transition period that expired on December 31, 2020. The U.K. and the E.U. agreed to a Trade and Cooperation Agreement on December 24, 2020 (the "TCA"), which was applied on a provisional basis from January 1, 2021 and entered into full force on May 1, 2021, following formal approval by the U.K. and the E.U.

While the TCA regulates a number of important areas, significant parts of the U.K. economy are not addressed in detail by the TCA, including in particular the services sector, which represents the largest component of the U.K.'s economy. A number of issues, particularly in relation to the financial services sector, remain to be resolved through further bilateral negotiations. As a result, the new relationship between the U.K. and the E.U. could in the short-term, and possibly for longer, cause disruptions to and create uncertainty in the economy, which could in turn result in reduced corporate transactional activity that would negatively impact our business. In addition, there could be an adverse impact on the ability of our London office personnel to operate within the E.U. A failure to agree a sustainable and practical financial services regulatory relationship between the U.K. and the E.U., whether on the basis of equivalence, mutual recognition or otherwise, could harm our business, financial condition and results of operations.

A change in relevant income tax laws, regulations, or treaties, or an adverse interpretation of these items by tax authorities, could result in an audit adjustment or revaluation of our deferred tax assets that may cause our effective tax rate and tax liability to be higher than what is currently presented in the Consolidated Statements of Financial Condition.

As part of the process of preparing our consolidated statements of financial condition, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. This process requires us to estimate our actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment. Our effective tax rate and tax liability is based on the application of current income tax laws, regulations, and treaties. These laws, regulations, and treaties are complex, and the manner in which they apply to our facts and circumstances is sometimes open to interpretation. We believe our application of current laws, regulations, and treaties to be correct and sustainable upon examination by the tax authorities. However, the tax authorities could challenge our interpretation resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. In addition, tax laws, regulations, or treaties enacted in the future may cause us to revalue our net deferred tax assets and have a material change to our effective tax rate.

Our ability to successfully operate our business will depend largely upon the efforts of certain key personnel, including the key personnel of PWP. The loss of such key personnel could adversely affect the operations and profitability of our business.

Our ability to successfully operate our business will depend upon the efforts of certain key personnel, including key personnel of PWP. The unexpected loss of key personnel may adversely affect our operations and profitability. In addition, our future success depends in part on our ability to identify and retain key personnel to succeed senior management. Furthermore, while we have closely scrutinized the skills, abilities and qualifications of the key personnel, our assessment may not prove to be correct. If such personnel do not possess the skills, qualifications or abilities we expect or those necessary to manage a public company, the operations and profitability of our business may be negatively impacted.

The historical consolidated financial information for periods prior to the Business Combination on June 24, 2021 in our filings is not representative of the results we would have achieved as a stand-alone public company and may not be an appropriate basis for evaluating our potential future results.

The historical consolidated financial information for periods prior to the Business Combination on June 24, 2021 in our filings does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone public company during the periods presented or those we will achieve in the future as a result of (i) the expense allocations for certain support functions that are provided on a centralized basis within PWP OpCo prior to the PWP Separation, such as expenses for business technology, facilities, legal, finance, human resources and business development, which are reflected in PWP's historical consolidated financials and may be higher or lower than the comparable expenses that it would have actually incurred, or will incur in the future, as a stand-alone company and (ii) the added costs we expect to incur as a public company, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act. As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

Risks Related to Regulation

Extensive and evolving regulation of our business and the business of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.

As a participant in the financial services industry, we are subject to extensive regulation in the United States and internationally, including regulatory capital and other requirements imposed on our two SEC-registered broker-dealers, Perella Weinberg Partners LP and TPH Securities. We are subject to regulatory restrictions and requirements imposed by applicable statutes, regulations and policies in the jurisdictions in which we operate. U.S. and non-U.S. government agencies and self-regulatory organizations, including FINRA and U.S. state securities commissions, are empowered to enforce the regulatory restrictions and requirements applicable to us and conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer from registration or membership. See "*Part I—Item 1. Business—Regulation.*"

The statutes, regulations and policies to which we are subject may change at any time. Extensive legislation and implementing regulation affecting the financial services industry continue to be adopted in regions that directly or indirectly affect our business, including the United States, the U.K., Canada, France and Germany, and the manner in which those laws and related regulations are applied to our operations is still evolving. For example, in the United States, several states and municipalities, including, but not limited to, California, Illinois, New York State and New York City have adopted "pay-to-play" rules, which, in addition to imposing registration and reporting requirements, limit our ability to charge fees in connection with certain engagements of our advisory business. There are also examples of changes to legislation in non-U.S. jurisdictions that directly or indirectly affect our business. For instance, in the U.K. and E.U., there are extensive changes to the prudential framework applicable to investment firms which are likely to impact the way in which we remunerate staff, including by imposing malus and clawback requirements on variable remuneration, that may impair our ability to attract and retain talent. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging or otherwise adversely affect our businesses.

Our ability to conduct business and our operating results may also be adversely affected as a result of any new requirements imposed by, or changes in, the interpretation or enforcement of existing laws and rules by the SEC, FINRA, the FCA, the Canadian Securities Administrators, the New SRO (formerly IIROC), the ACPR, the AMF or other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that regulate financial services firms or supervise financial markets. In addition, some of our clients or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions affecting their dealings with us. Accordingly, we may incur significant costs, including compliance costs, to comply with U.S. and international applicable statutory, regulatory and other requirements, and such expenses, including legal fees and fees paid to the SEC, FINRA, the FCA, the Canadian Securities Administrators, the New SRO (formerly IIROC), ACPR and other U.S. or foreign governmental regulatory authorities or self-regulatory organizations, have increased in recent years and may continue to increase. For instance, in order to comply with such requirements, we maintain an internal team that works full-time to develop and implement regulatory compliance policies and procedures, monitor business activities to ensure compliance with such policies and procedures and reports to senior management. This team also uses various software tracking and reporting systems and confers regularly with internal and outside legal counsel in the performance of its responsibilities. The need to continuously adjust our operations to, and ensure compliance with, a changing regulatory environment may result in further increases in compliance and other operating costs, which may negatively affect our business.

New laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may also adversely affect our business. For example, changes in antitrust enforcement or the focus of the Committee for Foreign Investment in the United States could affect the level of M&A activity and changes in applicable regulations could restrict the activities of our clients and their need for the types of advisory services that we provide to them.

In addition, changes in the way business is conducted and advances in technology can pose new risks under existing laws or regulations. For example, the increase in the use of private texting applications and other similar electronic business communications by employees to communicate with each other and clients could lead to information loss as there might not be structured processes in place to secure and archive this information and such use of unauthorized applications, and failure to archive those communications, could violate record-keeping and privacy rules. While we have policies and practices in place to prevent the use of such unauthorized communications, these policies and practices may not be sufficient to prevent, detect, and correct such unauthorized communications. Our inability or failure to recognize, respond to and effectively manage the accelerated impact of private texting applications and other similar electronic business communications could lead to fines, penalties, judgements and reputational harm, which could materially adversely impact our business.

Failure to comply with applicable laws or regulations could result in sanctions being levied against us, including fines, penalties, judgments, disgorgement, restitution and censures, suspension or expulsion from a certain jurisdiction, self-regulatory organization or market or the revocation or limitation of licenses. Failure to comply with applicable laws or regulations could also result in adverse publicity and reputational harm and could impair executive retention or recruitment. In addition, any changes in the regulatory framework could impose additional expenses or capital requirements on us, result in limitations on the manner in which our business is conducted, have a material adverse impact upon our business and financial condition and require substantial attention by senior management. In addition, our business is subject to periodic examination by various regulatory authorities, and we cannot predict the timing or the outcome of any such examinations.

The cost of compliance with international broker dealer, employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.

Since we operate our business both in the United States and internationally, we are subject to many distinct broker dealer, employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. In addition, the data privacy and security framework of the E.U. and the U.K., the GDPR and the U.K. GDPR, took effect on May 25, 2018. As we engage in significant business in Europe and in the U.K., we are subject to the GDPR's requirements. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or favoring or requiring local ownership.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments, including in particular, reporting and other requirements under the Exchange Act. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in fines, injunctive relief or similar remedies which could be costly to us or limit our ability to operate.

Risks Related to our Organizational Structure

Our only material assets are our partnership interests in PWP OpCo and our equity interest in the general partner of PWP OpCo, PWP GP, and we are accordingly dependent upon distributions from PWP OpCo to pay dividends, taxes, make payments under the TRA (as defined below) and pay other expenses.

We are a holding company, and our only material assets are our partnership interests in PWP OpCo and our equity interest in PWP GP, the general partner of PWP OpCo. We have no independent means of generating revenue. We are accordingly dependent upon, and intend to cause PWP OpCo to make, distributions to our partners in an amount sufficient to cover all applicable taxes payable, other expenses, payments under the TRA, Professional Partners' indemnification claims with respect to the advisory business and dividends, if any, declared by us.

PWP OpCo is generally prohibited under Delaware law from making a distribution to a partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of PWP OpCo (with certain exceptions) exceed the fair value of its assets. Furthermore, certain subsidiaries of PWP OpCo may be subject to similar legal limitations on their ability to make distributions to PWP OpCo. Moreover, our regulated subsidiaries may be subject to regulatory capital requirements that limit the distributions that may be made by those subsidiaries.

Deterioration in the financial condition, earnings or cash flow of PWP OpCo and its subsidiaries for any reason could limit or impair its ability to pay such distributions. PWP OpCo's ability to make distributions to us will be dependent on our subsidiaries' ability to pay dividends to it. Certain of its subsidiaries are SEC-registered broker-dealers and subject to regulatory capital requirements, which may restrict their ability to make distributions unless specified levels of regulatory capital are maintained. To the extent that we require funds and PWP OpCo is restricted from making such distributions under applicable law or regulation or under the terms of financing arrangements, or is otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected. See *"Part I—Item 1. Business—Regulation."*

We are required to pay our ILPs (as defined below) and/or Limited Partners (as defined below) for certain tax benefits we may claim as a result of the tax basis step-up we received in connection with the Business Combination and related transactions and that we may receive in connection with subsequent exchanges of PWP OpCo Class A partnership units for cash or our Class A common stock. In certain circumstances, payments under the TRA (as defined herein) may be accelerated and/or significantly exceed the actual tax benefits we realize.

Our acquisition of PWP OpCo Class A partnership units in connection with the Business Combination or pursuant to future exchanges of PWP OpCo Class A partnership units for shares of our Class A common stock or cash, and certain other transactions, are expected to result in increases in the tax basis of the assets of PWP OpCo and other deductions that otherwise would not have been available to us. Such increases in tax basis and other deductions are expected to reduce the amount of cash tax that we would otherwise have to pay in the future due to increases in depreciation and amortization deductions (for tax purposes). These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of PWP OpCo to the extent the increased tax basis is allocated to those assets. The IRS may challenge all or part of these tax basis increases, and a court could sustain such a challenge.

At the Closing, we entered into a tax receivable agreement (the "TRA" or "Tax Receivable Agreement") with PWP OpCo, Professional Partners and certain other persons party thereto. The TRA generally provides for payment by us to Investor Limited Partners (the "ILPs" or "ILP") and certain Partners (as defined therein) (the "TRA Parties" and individually, a "TRA Party") of 85% of the cash tax savings, if any, in U.S. federal, state, local and foreign income taxes and related interest realized (or deemed realized) in periods after the Closing as a result of (a) the Business Combination and related transactions, (b) exchanges of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (c) payments made under the TRA. We expect to retain the benefit of the remaining 15% of these cash tax savings. While the actual increase in tax basis, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, future tax rates and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of PWP OpCo attributable to our prior and future acquisition of interests in PWP OpCo, during the expected term of the TRA, the payments that we may make under the TRA could be substantial.

The payment obligation under the TRA is our obligation and not an obligation of PWP OpCo. In addition, although we are not aware of any issue that would cause the IRS to challenge a tax basis increase or other benefits, the relevant ILPs and/or limited partners of Professional Partners ("Limited Partners") will not reimburse us for any payments that may previously have been made under the TRA if such basis increases or other benefits are subsequently disallowed, although excess payments made to any ILP and/or Limited Partner may be netted against payments otherwise to be made, if any, to the relevant party after our determination of such excess. As a result, in certain circumstances we could make payments to the relevant ILPs and/or Limited Partners under the TRA in excess of our cash tax savings. Our ability to achieve benefits from any tax basis increase or other benefits, and the payments to be made under the TRA, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

The TRA also provides that, upon a merger, asset sale or other form of business combination or certain other changes of control, our (or our successor's) obligations with respect to exchanged or acquired Class A partnership units (whether exchanged or acquired before or after such change of control) would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the TRA, that certain loss carryforwards will be used within 15 years, and that any non-amortizable assets are deemed disposed of at the earlier of (i) when the relevant asset is sold or (ii) within 15 years.

Furthermore, upon a material breach of our obligations under the TRA that is not cured within the time period specified by the TRA or if, at any time, we elect an early termination of the TRA, we shall pay to each ILP and/or Limited Partner the present value, discounted at LIBOR (or a replacement agreed rate) plus 300 basis points as of such date, of all tax benefit payments due to such partner as of either the date of delivery of the early termination notice, in the case of an early termination, or as of the date of such breach, in the case of a material breach. The calculation of payments in such circumstances would also be based on certain assumptions, including, in addition to those described above with respect to a change of control, that federal, state, local, and foreign income tax rates will remain the same as those specified for such taxable year by the Internal Revenue Code of 1986, as amended (the "Code"), and other laws on the date of such breach or the early termination payment, that any non-amortizable assets shall be deemed disposed of within 15 years of the earlier of the basis adjustment for such asset or the date of breach or delivery of the early termination notice, and that any PWP OpCo Class A partnership units that have not been exchanged will be deemed exchanged for the market value of our Class A common stock at the time of termination or material breach. Consequently, it is possible, in the case of a change of control, early termination, or material breach, that the actual cash tax savings realized by us may be significantly less than the corresponding TRA payments.

PWP OpCo may make distributions of cash to us substantially in excess of the amounts we use to make distributions to our shareholders and to pay our expenses (including our taxes and payments under the TRA). To the extent we do not distribute such excess cash as dividends on our Class A common stock, the holders of PWP OpCo Class A partnership units would benefit from any value attributable to such cash as a result of their ownership of our Class A common stock upon a redemption or exchange of their PWP OpCo Class A partnership units.

Under the amended and restated agreement of limited partnership of PWP OpCo (the "PWP OpCo LPA"), we have the right (through our control of PWP GP, the general partner of PWP OpCo), subject to applicable law, to determine when distributions will be made to the partners of PWP OpCo and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the partners of PWP OpCo pro rata in accordance with their respective ownership of partnership units. In accordance with the PWP OpCo LPA, we intend to use best efforts to cause PWP OpCo to make sufficient cash distributions to the holders of partnership units of PWP OpCo to fund their tax obligations in respect of the income of PWP OpCo that is allocated to them.

If we accumulate cash received as distributions from PWP OpCo in excess of the amounts that we need to pay any cash dividends declared by our board of directors, taxes and other expenses (including payments under the TRA), neither our organizational documents nor the PWP OpCo LPA will require us to distribute such excess cash to our stockholders. Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose, including (i) to make additional distributions to the holders of our Class A common stock, (ii) to acquire additional newly-issued PWP OpCo Class A partnership units, and/or (iii) to repurchase outstanding shares of our Class A common stock. Unless and until our board of directors chooses, in its sole discretion, to make a distribution to our stockholders, we will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of PWP OpCo Class A partnership units for shares of our Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our shareholders, in each case, to the extent such cash was received pursuant to a pro rata distribution by PWP OpCo. To the extent we do not distribute such cash as dividends on our Class A common stock or otherwise use such cash as described and instead, for example, hold such cash balances or lend them to PWP OpCo, this may result in shares of our Class A common stock increasing in value relative to the PWP OpCo Class A partnership units. The holders of PWP OpCo Units may benefit from any value attributable to such cash balances or loans to PWP OpCo if they acquire shares of our Class A common stock in exchange for their Class A partnership units or if we acquire additional PWP OpCo Class A partnership units (whether from PWP OpCo or from holders of PWP OpCo Class A partnership units) at a price based on the market price of shares of our Class A common stock at the time.

If Perella Weinberg Partners were deemed an "investment company" under the Investment Company Act of 1940 as a result of its ownership of PWP OpCo, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

If Perella Weinberg Partners were to cease participation in the management of PWP OpCo, its interests in PWP OpCo could be deemed an "investment security" for purposes of the Investment Company Act of 1940 (the "1940 Act"). Generally, a person is deemed to be an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. Perella Weinberg Partners has nominal assets and has partnership interests in PWP OpCo and our equity interest in the general partner of PWP OpCo, PWP GP. A determination that this interest was an investment security could result in Perella Weinberg Partners being an investment company under the 1940 Act and becoming subject to the registration and other requirements of the 1940 Act. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and have a material adverse effect on our business and the price of our securities.

PWP OpCo and PWP Capital have entered into various arrangements, including a master separation agreement, which contain cross-indemnification obligations of us and PWP Capital.

The master separation agreement that we entered into with PWP Capital, which holds the former asset management business of PWP OpCo prior to the PWP Separation, provides, among other things, that PWP Capital generally will indemnify us for losses that we incur relating to, arising out of or resulting from the business of PWP Capital and any payments with respect to joint liabilities to the extent they exceed 81.304% of such joint liabilities. In addition, we generally will indemnify PWP Capital for losses that PWP Capital incurs relating to our business and any payments with respect to joint liabilities to the extent they exceed 18.696% of such joint liabilities. We may not be able to recover any or all of the amount of any indemnified losses from PWP Capital should it be financially unable to perform under its indemnification obligations. In addition, we may be required to make substantial payments under our indemnity obligations to PWP Capital, which could materially adversely affect our results of operations and the price of our securities.

Our Restated Certificate of Incorporation could prevent us from benefiting from corporate opportunities that might have otherwise been available to us.

Our Restated Certificate of Incorporation, which is subject to the terms and provisions of the Stockholders Agreement (as defined below), contains provisions related to corporate opportunities that may be of interest to us and our subsidiaries and Perella Weinberg Partners LLC ("Professionals GP") and Professional Partners and their respective subsidiaries. It provides that Professional Partners and its subsidiaries, Professionals GP and its subsidiaries, FinTech Masala Advisors, LLC and FinTech Investor Holdings IV, LLC (together, the "Sponsor") and any of their respective affiliates (excluding us or any of our subsidiaries) (collectively, the "PWP Partner Group") and their respective affiliates will not have any duty (fiduciary or otherwise) to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and in the event that the PWP Partner Group acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and the PWP Partner Group or any of their respective affiliates, none of us or any of our subsidiaries or PWP OpCo or any of its subsidiaries shall have any expectancy in such corporate opportunity and the PWP Partner Group shall not have any duty to communicate or offer such corporate opportunity to us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and may pursue such corporate opportunities for themselves or direct such corporate opportunity to another person, including one of their affiliates, in each case, to the fullest extent permitted by law. Furthermore, to the fullest extent permitted by law, in the event that any of our directors or officers or a director or officer of any or our subsidiaries, PWP OpCo or any of its subsidiaries who is also a partner, principal, director, officer, member, manager, employee, consultant, independent contractor and/or other service provider of any of the PWP Partner Group acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and the PWP Partner Group or any of their respective affiliates, none of us or any of our subsidiaries or PWP OpCo or any of its subsidiaries shall have any expectancy in such corporate opportunity unless such corporate opportunity has expressly been offered to such person in his or her capacity as our director or officer in which case such opportunity shall belong to us. By becoming our stockholder, you will be deemed to have notice of and have consented to these provisions of our Restated Certificate of Incorporation.

If PWP OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and PWP OpCo could be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the TRA even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that PWP OpCo is treated as a partnership for U.S. federal income tax purposes and does not become a publicly traded partnership taxable as a corporation. A "publicly traded partnership" is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of PWP OpCo Class A partnership units pursuant to the PWP OpCo LPA or other transfers of PWP OpCo units could cause PWP OpCo to be treated as a corporation. We intend to operate such that transfers of PWP OpCo units will not cause PWP OpCo to be treated as other than a partnership by providing for limitations on the ability of partners to exchange or otherwise transfer PWP OpCo units and providing our board of directors and the board of directors of PWP GP with certain rights to further limit exchanges or other transfers of PWP OpCo units as necessary to maintain the partnership status of PWP OpCo. However, there can be no assurance that this treatment will be respected.

If PWP OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies could result for us and PWP OpCo, including as a result of our inability to file a consolidated U.S. federal income tax return with PWP OpCo. In addition, we may not be able to realize tax benefits covered under the TRA and would not be able to recover any of our previously made payments under the TRA, even if the corresponding tax benefits (including any claimed increase in the tax basis of PWP OpCo's assets) were subsequently determined to have been unavailable.

The use of certain of our licensed trademarks by PWP Capital and its subsidiaries may expose us to reputational harm that could adversely affect our business should they take actions that damage the brand name.

We have licensed to PWP Capital and its subsidiaries the use of certain trademarks owned by us and our subsidiaries for use in connection with its asset management business that were in use by the PWP Capital business prior to the PWP Separation. As a result, there is a risk of reputational harm to us if PWP Capital and its subsidiaries use such trademarks and engage in poor business practices, experience adverse results or otherwise damage the reputational value of the "Perella Weinberg Partners" or "Tudor, Pickering, Holt & Co." brand names. These risks could impair our operations, affect our reputation and adversely affect our business.

Our voting control is concentrated among the holders of our Class B-1 common stock. As a result, the market price of our securities may be materially adversely affected by such disparate voting rights.

Professional Partners beneficially owns all of the outstanding shares of our Class B-1 common stock, representing approximately 90.7% of our total voting power, ILPs beneficially own all of the outstanding shares of our Class B-2 common stock, representing approximately 0.4% of our total voting power, and holders of Class A common stock own shares of our Class A common stock, representing approximately 8.9% of our total voting power (in each case as of December 31, 2022). As long as Professional Partners beneficially owns a majority of our total voting power, it will have the ability, without the consent of the public holders of our Class A common stock, to elect all of the members of our board of directors and to control our management and affairs. In addition, it will be able to determine the outcome of matters submitted to a vote of our stockholders for approval and will be able to cause or prevent a change of control of us.

The holders of our Class A common stock and Class B common stock have substantially identical rights, except that holders of Class A common stock and Class B-2 common stock are entitled to one vote per share, while holders of Class B-1 common stock are entitled to 10 votes per share on all matters to be voted on by stockholders in general. This differential in the voting rights of our Class B-1 common stock could adversely affect the market price of our Class A common stock.

Professional Partners' control over us may give rise to actual or perceived conflicts of interest with the Limited Partners who manage Professional Partners.

We are controlled by Professional Partners, which is ultimately managed by a committee of Limited Partners that manages Professionals GP, the general partner of Professional Partners. The interests of the Limited Partners who manage Professional Partners may differ from those of our other stockholders. For example, the Limited Partners who manage Professional Partners may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the TRA, and whether and when we should undergo certain changes of control within the meaning of the TRA or terminate the TRA. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. Professional Partners, which is ultimately managed by a committee of Limited Partners that manages Professionals GP, the general partner of Professional Partners, holds all outstanding shares of Class B-1 common stock and thereby control approximately 90.7% of the voting interest in us as of December 31, 2022. The shares of Class B-1 common stock will entitle Professional Partners to (i) for so long as the condition that Professional Partners or its Limited Partners or its or their respective successors or assigns maintain, directly or indirectly, ownership of PWP OpCo Class A partnership units that represent at least ten percent (10%) of our issued and outstanding Class A common stock (calculated, without duplication, on the basis that all issued and outstanding PWP OpCo Class A partnership units not held by us or our subsidiaries had been exchanged for our Class A common stock) (the "Class B Condition") is satisfied, 10 votes per share for each share held of record on all matters submitted to a vote of stockholders and (ii) after the Class B Condition ceases to be satisfied, one vote per share for each share held of record on all matters submitted to a vote of stockholders. In addition, we are party to the Stockholders Agreement with Professional Partners, pursuant to which, for so long as the Class B Condition is satisfied, Professional Partners will have certain approval rights over certain transactions, including the right to designate a number of nominees to our board of directors equal to a majority thereof. For so long as the Class B Condition is no longer satisfied and the condition that Professional Partners or its Limited Partners as of the date of Closing or its or their respective successors or assigns maintain, directly or indirectly, ownership of PWP OpCo Class A partnership units that represent at least five percent (5%) of our issued and outstanding Class A common stock (calculated, without duplication, on the basis that all issued and outstanding PWP OpCo Class A partnership units not held by us or our subsidiaries had been exchanged for our Class A common stock) (the "Secondary Class B Condition") is satisfied, Professional Partners will have the right to designate a number of directors (rounded up to the nearest whole number) equal to one third of our board of directors. As a result, because the Limited Partners who manage Professional Partners have a majority of the voting power in us through their control of Professional Partners, and our Restated Certificate of Incorporation does not provide for cumulative voting, they will have the ability to elect all of the members of our board of directors and thereby to control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of our Class A common stock or other securities, and the declaration and payment of dividends. The Limited Partners who manage Professional Partners are able to determine the outcome of all matters requiring stockholder approval and are able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. The voting power of the Limited Partners who manage Professional Partners could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of us and might ultimately affect the market price of our Class A common stock. As a result of the control exercised by the Limited Partners who manage Professional Partners over us, none of our agreements with them have been negotiated on "arm's length" terms. We cannot assure you that we would not have received more favorable terms from an unaffiliated party.

Risks Related to Our Securities

We may be unable to satisfy Nasdaq listing requirements in the future and the Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to effect transactions in our securities and subject us to additional trading restrictions.

Our shares of Class A common stock are listed on the Nasdaq, but there is no guarantee that these securities will remain listed on the Nasdaq. Although we currently meet the minimum initial listing standards set forth in the Nasdaq listing standards, there can be no assurance that these securities will continue to be listed on the Nasdaq in the future. In order to continue listing our securities on the Nasdaq, we must maintain certain financial, distribution and share price levels.

If we are delisted, there could be significant material adverse consequences, including:

- a limited availability of market quotations for our securities;

- a limited amount of news and analyst coverage for the combined company; and

- a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.

If our performance does not meet market expectations, the price of our securities may decline.

If our performance does not meet market expectations, the price of our securities may decline.

In addition, fluctuations in the price of our Class A common stock could contribute to the loss of all or part of your investment. The trading price of our Class A common stock could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our Class A common stock and our Class A common stock may trade at prices significantly below the price you paid for your shares.

Factors affecting the trading price of our common stock may include:

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

- changes in the market's expectations about our operating results;

- our operating results failing to meet market expectations in a particular period;

- changes in financial estimates and recommendations by securities analysts concerning us or the online automobile sales industry and market in general;

- operating and stock price performance of other companies that investors deem comparable to us;

- changes in laws and regulations affecting our business;

- commencement of, or involvement in, litigation involving us;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of shares of our common stock available for public sale;

- any significant change in our board or management;

- sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

- general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, international hostilities and acts of war or terrorism.

Broad market and industry factors may depress the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in our market or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our stockholders may be diluted by the future issuance of common stock, preferred stock or securities convertible or exchangeable into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises or otherwise.

As of December 31, 2022, we had 1,500,000,000 shares of Class A common stock authorized, of which 52,237,247 had been issued. Our Restated Certificate of Incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise.

Subject to the exchange procedures and restrictions set forth in the PWP OpCo LPA, and any other procedures or restrictions imposed by us, holders of PWP OpCo Class A partnership units (other than Perella Weinberg Partners) may exchange these units for (i) shares of Class A common stock on a one-for-one basis (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or (ii) cash from an offering of shares of Class A common stock (based on the net proceeds received by us for such shares in such offering) with the form of consideration determined by us. We have reserved approximately 46.3 million shares of Class A common stock for issuance from time to time in exchange for PWP OpCo Class A partnership units. We may in the future cause PWP OpCo to issue additional PWP OpCo Class A partnership units that would also be exchangeable for shares of Class A common stock. Simultaneously with an exchange by a PWP OpCo unitholder who holds shares of Class B common stock, a number of shares of Class B common stock held by such unitholder equal to the number of PWP OpCo Class A partnership units exchanged by such unitholder will be automatically converted into shares of Class A common stock or cash which will be delivered to the exchanging holder (at Perella Weinberg Partners' option) at a conversion rate of 1:1000 (or 0.001). We have reserved approximately 46,320 shares of Class A common stock for issuance from time to time in respect of conversion of shares of Class B-1 or Class B-2 common stock into Class A common stock.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our securities, or both. The amount of cash available per share including for payment of dividends in the future may also decrease. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our securities and dilute their percentage ownership.

Our ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for our securities.

The trading market for our securities is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If we do not receive adequate coverage by securities or industry analysts, our stock price would likely be less than that which we would obtain if we had more coverage and the liquidity, or trading volume of our securities may be limited, making it more difficult for a stockholder to sell shares at an acceptable price or amount. Analyst projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of research analysts covering us. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline.

Future sales of our Class A common stock may reduce the market price of our Class A common stock.

In connection with the signing of the Business Combination Agreement, the Sponsor entered into the Sponsor Share Surrender and Share Restriction Agreement, which was amended on May 4, 2021. Pursuant to the Sponsor Share Surrender and Share Restriction Agreement, as amended, the Founder Shares (as defined below) and Placement Shares (as defined below) owned by the Sponsor were subject to transfer restrictions for six months following the closing of the Business Combination and certain of the Founder Shares held by the Sponsor continue to be subject to transfer restrictions based on certain closing share price thresholds of the Company's Class A common stock for 20 out of any 30 consecutive trading days. On January 7, 2022, the Sponsor distributed 5,456,667 shares of Class A common stock (Founder Shares and Placement Shares) and 203,333 warrants to its members (the "Sponsor Distribution"), after which the Sponsor owned 1,000,000 shares of Class A common stock. The 1,000,000 shares of Class A common stock retained by the Sponsor continue to be subject to transfer restrictions until the $15 Threshold (as defined herein) is met. 1,738,680 of the shares distributed in the Sponsor Distribution remain subject to transfer restrictions until either the $15 Threshold or the $17 Threshold (as defined herein), as applicable, is met.

We amended and restated the existing registration rights agreement with the Sponsor by entering into an amended and restated registration rights agreement (the "Amended and Restated Registration Rights Agreement") with the RRA Parties with respect to the shares of our Class A common stock and certain other equity securities held by the RRA Parties. On July 15, 2021, we filed with the SEC a registration statement (the "Shelf Registration Statement") pursuant to Rule 415 under the Securities Act registering the resale of certain shares of our Class A common stock and certain of our other equity securities held by the RRA Parties, which Shelf Registration Statement became effective on July 26, 2021.

The registration and availability of a significant number of shares of Class A common stock for trading in the public market may increase the volatility in the price of our Class A common stock or put significant downward pressure on the price of our Class A common stock. In addition, we may use shares of our Class A common stock as consideration for future acquisitions, which could further dilute our stockholders.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject us to significant liabilities.

Risks Related to Being a Public Company

We incur significant costs and obligations as a result of being a public company.

As a privately held company, PWP had not been required to comply with many corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we incur significant legal, accounting and other expenses that PWP was not required to incur in the past. These expenses will increase once we are no longer an "emerging growth company" as defined under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, have increased the costs and the time that must be devoted to compliance matters. We expect these rules and regulations will increase our legal and financial costs and lead to a diversion of management time and attention from revenue-generating activities.

For as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." We may remain an "emerging growth company" until December 31, 2025 or such earlier time that we have more than $1.07 billion in annual revenues, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, or if we no longer can be classified as an "emerging growth company," we expect that we will incur additional compliance costs, which will reduce our ability to operate profitably.

As an "emerging growth company," we cannot be certain if the reduced disclosure requirements applicable to "emerging growth companies" will make our common stock less attractive to investors.

As an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the closing of Perella Weinberg Partner's predecessor entity, FinTech Acquisition Corp. IV's ("FTIV"), initial public offering ("IPO"), (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which we have elected to do.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active market for our common stock, our share price may be more volatile and the price at which our securities trade could be less than if we did not use these exemptions.

If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a United States publicly traded company in a timely and reliable manner.

Since PWP was a privately held company prior to the Business Combination, it was not required to adopt all of the financial reporting and disclosure procedures and controls required of a United States publicly traded company. We expect that the implementation of all required accounting practices and policies and the hiring of additional financial staff will increase our operating costs and could require our management to devote significant time and resources to such implementation. If we fail to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that are timely and reliable. Any such delays or deficiencies could harm us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and damaging our reputation, which in either case could impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for continued listing of our securities on the Nasdaq.

Our management is required to evaluate the effectiveness of our internal control over financial reporting as required by Section 404(a) of the Sarbanes-Oxley Act. If we are unable to maintain effective internal control over financial reporting, this could have a material adverse effect on our business.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404(a) of the Sarbanes-Oxley Act requires that our management assess and report annually on the effectiveness of our internal control over financial reporting and to identify any material weaknesses in our internal control over financial reporting. If we are not able to adequately comply with Section 404(a) of the Sarbanes-Oxley Act or our management asserts that our internal control over financial reporting is ineffective, we may become subject to adverse regulatory consequences and/or investors could lose confidence in the accuracy and completeness of our financial reports and that could lead to a decrease in the market price of our Class A common stock.

Any failure to maintain effective internal controls could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our Class A common stock is listed, the SEC or other regulatory authorities. We may also be subject to litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims relating to our financial statements or any material weaknesses in our internal control over financial reporting. In either case, there could result a material adverse effect on our business.

We can give no assurance that material weaknesses or restatements of financial results will not arise in the future due to a failure to maintain adequate internal control over financial reporting or circumvention of these controls, or that any measures we take will be sufficient to remediate such material weaknesses. In addition, even if we are successful in maintaining our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an "emerging growth company."

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an "emerging growth company." We will be an "emerging growth company" until the earlier of (1) the last day of the fiscal year (a) following September 29, 2025, the fifth anniversary of our IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Accordingly, until we cease being an "emerging growth company" stockholders will not have the benefit of an independent assessment of the effectiveness of our internal control environment.

Risks Related to Our Governance and Governance Documents

We are a "controlled company" within the meaning of the rules of Nasdaq and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Professional Partners holds more than 50% of the voting power of our shares eligible to vote. As a result, we are a "controlled company" under the rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors and (ii) the board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors.

We currently utilize these exemptions. As a result, we do not have a majority of independent directors on our board of directors and do not have a nominating and governance committee. Accordingly, although we may transition to a board with a majority of independent directors prior to the time we cease to be a "controlled company," for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements set by Nasdaq. In the event that we cease to be a "controlled company" and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and Nasdaq with respect to our audit committee.

The classification of our board of directors may have anti-takeover effects, including discouraging, delaying or preventing our change of control.

Our board of directors is currently divided into three classes of directors with staggered, three-year terms. The presence of a classified board could have anti-takeover effects, including discouraging a third party from making a tender offer for our shares or attempting to obtain control of us, even when stockholders may consider such a takeover to be in their best interests. It could also delay stockholders who disapprove of the performance of our board of directors from changing a majority of the composition of our board of directors through a single proxy contest.

Anti-takeover provisions in our charter documents and Delaware law, as well as the rules of FINRA, the FCA, the Alberta Commission, the New SRO (formerly IIROC), ACPR and other U.S. or foreign governmental regulatory authorities or self-regulatory organizations, could delay or prevent a change in control, limit the price investors may be willing to pay in the future for our Class A common stock and could entrench management.

Our Restated Certificate of Incorporation and Amended and Restated Bylaws may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations and placing limitations on convening stockholder meetings. In addition, there will be no cumulative voting in the election of directors, and our Restated Certificate of Incorporation will provide that, subject to the rights, if any, of the holders of shares of preferred stock then outstanding, directors may be removed from office at any time, with or without cause, by the affirmative vote of at least two-thirds (2/3) of the voting power of the shares entitled to vote in connection with the election of our directors; provided, that at any time the Class B Condition is satisfied, any or all of our directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote in connection with the election of our directors. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Further, our two U.S. broker-dealer subsidiaries are members of FINRA and subject to FINRA's rules, which could impede or delay a change of control. FINRA Rule 1017 generally provides that FINRA approval must be sought in connection with any transaction resulting in a single person or entity acquiring or controlling, directly or indirectly, twenty-five percent (25%) or more of a FINRA member firm's or its parent company's equity for the first time.

Similarly, our U.K. subsidiary, PWP U.K., is regulated by the FCA and is, therefore, an FCA authorized person, acquisitions of interests in which are subject to change in control rules. Prior FCA approval must be obtained for any transaction that would result in a single person or entity acquiring, directly or indirectly, 10% or more of PWP U.K.'s voting rights or share capital, including through ownership of the equity of any of its parent undertakings.

Our Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder limitation matters, subject to limited exceptions, which could discourage stockholder lawsuits or limit our stockholders' ability to bring a claim in any judicial forum that they find favorable for disputes against our directors, officers, other employees or stockholders.

Our Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or our charter or bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel, except (a) any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the federal securities laws, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction, and (b) in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware. Notwithstanding the foregoing, the choice of forum provisions do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Restated Certificate of Incorporation. However, no such person or entity shall be deemed to have waived any right of action against us or our officers or directors pursuant to the federal securities laws. If any action the subject matter of which is within the scope of the choice of forum provision is filed in a court other than a court located within the State of Delaware (a "foreign action") in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the choice of forum provision (an "enforcement action"), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder's counsel in the foreign action as agent for such stockholder.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive offices are located in leased office space at 767 Fifth Avenue, New York, NY, 10153. We also lease office space for our offices in Calgary, Chicago, Denver, Houston, London, Los Angeles, Munich, Paris and San Francisco. We do not own any real property. We consider these arrangements to be adequate for our present needs.

Item 3. Legal Proceedings

On October 20, 2015, Professionals GP, PWP MC LP, PWP Equity I LP and Perella Weinberg Partners Group LP (collectively, the "PWP Plaintiffs"), filed a complaint against Michael A. Kramer, Derron S. Slonecker, Joshua S. Scherer, Adam W. Verost (collectively, the "Individual Defendants") and Ducera Partners LLC (together with the Individual Defendants, the "Defendants") in New York Supreme Court, Commercial Division (the "Court"). The complaint alleges that the Individual Defendants, three former partners and one former employee of the PWP Plaintiffs, entered into a scheme while still at PWP to lift out the PWP Plaintiffs' restructuring group to form a new competing firm that they were secretly forming in breach of their contractual and fiduciary duties to the PWP Plaintiffs. The complaint contains fourteen causes of action, and seeks declaratory relief as well as damages resulting from the Individual Defendants' breaches of their obligations under the PWP Plaintiffs' partnership and employment agreements, and from Defendants' unfair competition and tortious interference with the PWP Plaintiffs' contracts and client relationships.

On November 9, 2015, the Defendants filed an Answer, Counterclaims, Cross-claims and a Third-Party Complaint, which contained 14 causes of action. On July 17, 2016, the Court issued a decision, dismissing half of the Defendants' counterclaims and cross-claims with prejudice. On August 18, 2016, the Defendants filed an Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contained only seven counterclaims and cross-claims. On December 12, 2016, the Defendants appealed the dismissal of three of their counterclaims and cross-claims to the New York Appellate Division, First Department (the "First Department"). On August 29, 2017, the First Department issued a decision denying the Defendants' appeal in its entirety other than allowing one Defendant to proceed with his breach of fiduciary duty counterclaim. On October 27, 2017, the Defendants moved the First Department for leave to appeal its decision to the New York Court of Appeals. On December 28, 2017, the First Department denied the Defendants' motion for leave to appeal to the New York Court of Appeals. On April 24, 2018, the Defendants filed a Second Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contains eight counterclaims and cross-claims. The Defendants are seeking declaratory relief and damages of no less than $60 million, as well as statutory interest.

Discovery is complete. Both the PWP Plaintiffs and the Defendants subsequently moved for summary judgment. As of March 20, 2020, the parties had completed briefing their respective motions for summary judgment. The PWP Plaintiffs moved affirmatively for summary judgment on each of their 14 claims and also moved for dismissal of each of the Defendants' remaining eight counterclaims and cross-claims. The Defendants moved affirmatively for summary judgment on four of their eight counterclaims and cross-claims and also moved for dismissal of each of the PWP Plaintiffs' 14 claims. The Court held oral argument on the motions for summary judgment on May 27, 2021. The Court has yet to issue a decision on the motions for summary judgment. In addition, on January 19, 2022, Defendants filed a motion for leave to renew one of their counterclaims brought under the New York Labor Law that the Court dismissed in 2016 (the dismissal of which was affirmed by the First Department in 2017). That motion was fully briefed as of February 3, 2022.

We believe that our 14 causes of action are meritorious. Further, we believe that we have meritorious defenses to the Defendants' remaining counterclaims and cross-claims and plan to vigorously contest them. Litigation, however, can be uncertain and there can be no assurance that any judgment for one or more of the Defendants or other outcome of the case would not have a material adverse effect on us. Additionally, even if we prevail in the litigation and are awarded damages, we do not know if we will be able to fully collect on any judgment against any or all Defendants.

As previously disclosed, on February 17, 2023, the Company filed a petition in the Delaware Court of Chancery ("Court of Chancery") pursuant to Section 205 of the Delaware General Corporation Law seeking validation of an amendment to the Company's Amended and Restated Certificate of Incorporation increasing the authorized common stock of the Company to resolve any uncertainty with respect thereto (the "Section 205 Action"). The Section 205 Action filed by the Company in the Court of Chancery is captioned *In re Perella Weinberg Partners*, C.A. No. 2023-0209-LWW (Del. Ch.). On February 20, 2023, the Court of Chancery granted the Company's motion for expedited proceedings in the Section 205 Action. The Court of Chancery will hold a final hearing to consider the merits of the petition filed by the Company in the Section 205 Action on March 6, 2023, at 12:00 p.m., Eastern Time. The Court of Chancery recently granted petitions filed pursuant to Section 205 by other companies with similar uncertainty with respect to shareholder votes to amend their certificate of incorporation to increase their authorized common stock. If the Company is not successful in the Section 205 Action, the uncertainty with respect to the Company's capitalization could have a material adverse effect on the Company, including its ability to issue shares of Class A common stock, until the underlying issues are definitively resolved.

We are now, and from time to time may in the future be, named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock is listed and traded on the Nasdaq Global Select Market under the stock symbol "PWP." As of February 23, 2023, there were approximately 51 holders of record of our Class A common stock and 3 holders of record of our Class B common stock. This does not include the number of shareholders that hold shares in "street name" through banks or broker-dealers. Our Class B common stock is not listed or quoted on any exchange and is not transferable by the holders, subject to certain limited exceptions.

We intend to pay dividends quarterly to our common stockholders. For the year ended December 31, 2022, cash dividends of $0.28 per outstanding share of Class A common stock were paid to our stockholders. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants, applicable law and other factors our board of directors deems relevant. Therefore, there can be no assurance as to what level of dividends, if any, will be paid in the future.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Repurchase of Equity Securities

The following table summarizes our repurchases of equity securities during the three months ended December 31, 2022:

Period	Total Number of Shares Repurchased	Average Price Paid per Unit	Total Number of Shares Purchased as Part of Publicly Announced Program	Dollar Value of Shares that may yet to be Purchased Under the Publicly Announced Program
October 1, 2022 - October 31, 2022	733,003	$ 6.84	733,003	$ 41,160,281
November 1, 2022 - November 30, 2022	577,756	$ 8.67	577,756	$ 36,148,731
December 1, 2022 - December 31, 2022	503,591	$ 9.60	503,591	$ 31,312,669
Total	1,814,350	$ 8.19	1,814,350	

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors" and elsewhere in this Form 10-K.

Executive Overview

We are a leading global independent advisory firm that provides strategic and financial advice to clients across a range of the most active industry sectors and international markets. Our wide range of global clients include large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions.

Further information regarding our business is provided in "Part I. Item 1. Business" of this filing.

Business Environment and Outlook

While the level of M&A advisory dialogue remains active across our industries and geographies of focus, a challenging macroeconomic environment may persist in the near-term and continue to adversely affect M&A and financing volumes. Headwinds currently impacting industry volumes include rate outlook and inflation, credit spreads, market volatility, lower liquidity and capital availability, recession risk and geopolitical tensions, amongst others.

Notwithstanding near-term headwinds, our core advisory services benefit from macro-economic changes that impact our client base and lead them to consider business combinations, acquisitions and divestitures, capital raises and restructurings. These changes can include a broad range of economic factors in global or local markets, technological advancements which alter the competitive landscape, regulatory and political policies, globalization, changing consumer preferences, commodity and financial market movements, among many other factors.

As our team of advisory professionals expands and continues to gain traction, and as we continue to expand our advisory services, we expect our sector-focused global team collaboration will deepen and continue to resonate with clients. We expect to continue to experience growing global demand for independent advice over the long-term.

Economic and global financial conditions can materially affect our operational and financial performance. See "*Part I — Item 1A. Risk Factors*" included elsewhere in this Form 10-K for a discussion of some of the factors that can affect our performance.

Results of Operations

The following is a discussion of our results of operations for the years ended December 31, 2022 and 2021. For a discussion of the year ended December 31, 2021 versus 2020, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" in our Form 10-K/A for the year ended December 31, 2021.

(Dollars in thousands)	Year Ended December 31,			2022 vs. 2021	2021 vs. 2020
	2022	2021	2020		
Revenues	$ 631,507	$ 801,662	$ 518,986	(21)%	54 %
Expenses					
Compensation and benefits	391,333	504,364	374,332	(22)%	35 %
Equity-based compensation	154,158	96,330	24,815	60 %	288 %
Total compensation and benefits	545,491	600,694	399,147	(9)%	50 %
Non-compensation expenses	133,749	134,384	134,435	— %	— %
Total operating expenses	679,240	735,078	533,582	(8)%	38 %
Operating income (loss)	(47,733)	66,584	(14,596)	(172)%	(556)%
Non-operating income (expenses)					
Related party income	2,805	7,516	9,263	(63)%	(19)%
Other income (expense)	7,978	761	185	948 %	311 %
Change in fair value of warrant liabilities	15,806	(4,897)	—	NM	NM
Loss on debt extinguishment	—	(39,408)	—	NM	NM
Interest expense	(276)	(7,606)	(15,741)	(96)%	(52)%
Total non-operating income (expenses)	26,313	(43,634)	(6,293)	(160)%	593 %
Income (loss) before income taxes	(21,420)	22,950	(20,889)	(193)%	(210)%
Income tax benefit (expense)	(10,327)	(18,927)	(3,453)	(45)%	448 %
Net income (loss)	$ (31,747)	$ 4,023	$ (24,342)	(889)%	(117)%
Less: Net income (loss) attributable to non-controlling interests	(49,625)	13,444		(469)%	
Net income (loss) attributable to Perella Weinberg Partners	$ 17,878	$ (9,421)		(290)%	
NM = Not meaningful					

Revenues

We operate in a highly competitive environment. Each revenue-generating engagement is separately solicited, awarded and negotiated, and there are limited long-term sources of revenue in the form of recurring retainers. Therefore, our fee-paying client engagements are not predictable, and high levels of revenues in one quarter are not necessarily predictive of continued high levels of revenues in future periods. To develop new business, our professionals maintain an active business dialogue with a large number of existing and potential clients. We expect to add new clients each year as our advisory professionals continue to expand their relationships, as we hire senior advisory professionals who bring their client relationships and as we receive introductions from our relationship network of senior executives, board members, attorneys and other third parties. We also lose clients each year as a result of the sale or merger of clients, changes in clients' senior management, competition from other financial services firms and other reasons.

In many cases, revenue is not recognized until the successful completion of an underlying transaction. Complications that may terminate or delay a transaction include failure to agree upon final terms with the counterparty, failure to obtain regulatory consents, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions or unexpected operating or financial problems related to either party to the transaction (or their customer base). While transactions typically close within a 12-month period post-announcement of such transaction, they can occasionally extend longer. Such delays often occur with larger transactions and can contribute to unpredictability in the timing of such revenues. In other circumstances, we often do not receive the same level of advisory fees that would have been received if the transaction had been completed, and in some cases we may receive no advisory fee despite the fact that we may have devoted considerable time and resources to the transaction. Other barriers to the completion of a restructuring transaction may specifically include a lack of anticipated bidders for the assets or securities of our client, the inability of our client to restructure its operations, the absence of court approval in a bankruptcy proceeding, or a failure to reach agreement with a client's creditors. In these circumstances, our advisory fees are generally limited to monthly retainer fees (if any). In the case of bankruptcy engagements, fees are subject to approval by the applicable court. In most cases, even if a transaction is not successfully completed, we are reimbursed for certain out-of-pocket expenses incurred in connection with the engagement.

We do not present our revenue by the type of advice we provide because of the complexity of the transactions on which we may earn revenue and our holistic approach to client service. For example, a traditional M&A engagement may also require capital markets or capital solutions advice, or an engagement to raise private capital could also be followed by a business combination. These engagements may call for cross-functional expertise from a number of our professionals across M&A advisory and/or financing and capital solutions advisory. We dedicate the resources and expertise needed on any given assignment regardless of product lines and focus on achieving the desired outcome for our clients. Such an approach does not lend itself to tracking the type of advisory service offered in each instance.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues were $631.5 million for the year ended December 31, 2022 as compared with $801.7 million for the year ended December 31, 2021, representing a decrease of 21%. The period-over-period decline was primarily driven by a reduction in mergers and acquisitions activity, partially offset by a step-up in fees related to financing and capital solutions advisory activity. The decrease in revenues can be attributed to both fewer advisory transaction completions as well as a decrease in average fee size per client.

For the years ended December 31, 2022 and 2021, we earned revenues from 200 and 232 advisory clients, respectively. The number of advisory clients who paid fees equal to or greater than $1.0 million decreased to 127 advisory clients for the year ended December 31, 2022 compared to 142 advisory clients for the year ended December 31, 2021. The average fee size decreased to $3.1 million for the year ended December 31, 2022 from $3.4 million for the year ended December 31, 2021.

Operating Expenses

The following table sets forth information relating to our operating expenses:

(Dollars in thousands)	Year Ended December 31,			2022 vs. 2021	2021 vs. 2020
	2022	**2021**	**2020**		
Expenses					
Compensation and benefits	$ 391,333	$ 504,364	$ 374,332	(22)%	35 %
% of Revenues	62%	63%	72%		
Equity-based compensation	$ 154,158	$ 96,330	$ 24,815	60 %	288 %
% of Revenues	24%	12%	5%		
Total compensation and benefits	$ 545,491	$ 600,694	$ 399,147	(9)%	50 %
% of Revenues	86%	75%	77%		
Non-compensation expenses	$ 133,749	$ 134,384	$ 134,435	— %	— %
% of Revenues	21%	17%	26%		
Total operating expenses	$ 679,240	$ 735,078	$ 533,582	(8)%	38 %
% of Revenues	108%	92%	103%		

Our operating expenses are classified as (i) total compensation and benefits expenses including equity-based compensation and (ii) non-compensation expenses. Headcount is a primary driver of the level of our operating expenses. Compensation and benefits expenses account for the majority of our operating expenses. Compensation expenses also include expense associated with hiring which has been a significant focus of the Company in all of the historical periods described herein. Non-compensation expenses, which include the costs of professional fees, technology and infrastructure, rent and occupancy, travel and related expenses, general, administrative and other expenses and depreciation and amortization generally have been less significant in comparison with compensation and benefits expenses.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Operating expenses were $679.2 million for the year ended December 31, 2022 and represented 108% of revenues, compared with $735.1 million for the year ended December 31, 2021, which represented 92% of revenues. The decrease in operating expenses was primarily driven by a decrease in total compensation and benefits expenses, which were $545.5 million for the year ended December 31, 2022 compared to $600.7 million for the year ended December 31, 2021, as well as a slight decrease in non-compensation expenses which were $133.7 million for the year ended December 31, 2022 and represented 21% of revenues, compared to $134.4 million for the year ended December 31, 2021, which represented 17% of revenues.

Compensation and Benefits Expenses

Our compensation and benefits expenses are determined by management based on revenues earned, the competitiveness of the prevailing labor market and anticipated compensation requirements for our employees, the level of recruitment of new partners, the amount of compensation expense amortized for equity awards and other relevant factors. Such factors can fluctuate, including headcount and revenues earned, and as a result, our compensation expenses may fluctuate materially in any particular period. Accordingly, the amount of compensation expenses recognized in any particular period may not be consistent with prior periods or indicative of future periods.

Our compensation expenses consist of base salary, benefits, payroll taxes, annual incentive compensation payable as cash bonus awards, deferred compensation awards, profit sharing arrangements and amortization of equity-based compensation awards. Compensation expenses also include signing bonuses and compensation paid pursuant to guarantees for new hires. These amounts have historically been significant. Base salary and benefits are paid ratably throughout the year. Depending on the plan, deferred compensation and profit-sharing awards vest immediately, at future dates, or upon the occurrence of certain events. Cash bonuses, which are accrued each quarter, are discretionary and dependent upon many factors, including the performance of the Company, and are generally paid during the first quarter of each calendar year with respect to prior year performance.

Equity awards are measured at fair value on the grant date and recognized on a straight-line basis over the requisite vesting period or requisite service period. The awards are subject to a service vesting condition, and in some cases a market-based performance vesting condition, and generally vest ratably on a graded vesting schedule of up to five years. Certain awards are recognized over the expected service period for employees who are or will become retirement eligible prior to the stated vesting date. As such, over time, a greater number of employees may become retirement eligible and the related requisite service period over which we expense these awards will be shorter than the stated vesting. The awards are recorded within equity as they are expensed. The vesting of Legacy Awards granted prior to the Business Combination and the various Professional Partners awards issued in connection with the Business Combination have no economic impact on, and do not dilute, PWP shareholders relative to Professional Partners. The awards do not change the economic allocations between Professional Partners and PWP shareholders, nor do they change the Professional Partners' interest in PWP OpCo. As a result, all of the compensation expense and corresponding capital contribution associated with the Professional Partners Awards is allocated to non-controlling interests on the Consolidated Statements of Operations and Consolidated Statements of Financial Condition.

Beginning in the third quarter of 2021, the Company granted incentive compensation awards in accordance with the Perella Weinberg Partners 2021 Omnibus Incentive Plan (the "PWP Incentive Plan"). The Company uses shares of PWP Class A common stock to satisfy vested awards under the plan. The vesting of these awards for employees are recorded as equity-based compensation expense and awards for non-employees are recorded as professional fees at PWP OpCo for U.S. GAAP accounting purposes. The accounting for this equity-based compensation expense, and potentially other factors as well, may cause the Company to experience operating losses in future periods.

We intend to compensate our personnel competitively in order to continue building our business and growing our Company. Certain awards were granted in conjunction with the Business Combination and directly related to this transaction milestone event. These awards were outside the Company's normal and recurring compensation processes. Total future amortization which will be recognized over the next four years before accounting for forfeitures is $53.0 million for a) the restricted stock units ("RSUs") that vest upon the achievement of service conditions (the "Transaction Pool RSUs") and b) the performance restricted stock units ("PSUs") that only vest upon the achievement of both service and market conditions (the "Transaction Pool PSUs") and $55.4 million for PSUs granted to certain executives that vest upon the achievement of both service and market conditions ("Long-Term Incentive Awards"), in each case granted in conjunction with the Business Combination.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For the year ended December 31, 2022, total compensation and benefits expenses of $545.5 million represented 86% of revenues, compared with $600.7 million of compensation-related expenses, which represented 75% of revenues for the year ended December 31, 2021. Included in total compensation-related expense was $154.2 million and $96.3 million amortization of equity awards for the years ended December 31, 2022 and 2021, respectively. The decrease in total compensation and benefit expenses was due to a smaller bonus accrual on an absolute dollar basis associated with lower revenues, despite a higher compensation margin necessitated to attract, motivate and retain talent. The smaller bonus accrual was partially offset by both an increase in equity-based compensation related to awards granted in conjunction with or subsequent to the Business Combination and increased base salaries and benefits due to increased headcount.

Non-Compensation Expenses

Our non-compensation expenses include the costs of professional fees, technology and infrastructure, rent and occupancy, travel and related expenses, depreciation and amortization and general, administrative and other expenses including certain co-advisory fees and expenses reimbursed by our clients. Revenues related to co-advisory fees and expenses reimbursed by clients are presented within revenues on our Consolidated Statements of Operations.

Historically, our non-compensation expenses associated with business development have increased as we have increased our headcount. These costs include costs such as travel and related expenses which have increased due to increased headcount, increasing prices charged by travel vendors and an increased volume of travel as COVID-19 pandemic-related travel restrictions have eased and we return to more normalized travel levels.

While there are temporary factors causing rent and occupancy, depreciation and amortization, as well as professional fees to be lower for the year ended December 31, 2022 compared to the year ended December 31, 2021 and while we expect to continue to reduce certain costs associated with being a newly public company, over the long term we expect our non-compensation expenses will trend upward with growth in headcount and inflation.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For the year ended December 31, 2022, non-compensation expenses of $133.7 million represented 21% of revenues, compared with $134.4 million, which represented 17% of revenues, for the year ended December 31, 2021. While non-compensation expenses remained relatively flat compared to the prior year, they included a $6.8 million increase in travel related expenses due to the return to more normalized travel levels, increased headcount and the higher cost of travel, a $3.2 million increase in general, administrative and other expenses resulting from a full year of public company costs such as D&O insurance, the recognition of a bad debt reserve in the second quarter of 2022 as well as a $1.7 million increase in technology and infrastructure. These increases were partially offset by decreases in professional fees of $7.1 million, depreciation and amortization of $3.8 million and rent and occupancy of $1.5 million. The decrease in professional fees included an $8.3 million decrease in legal and consulting fees from 2021's elevated levels, which included costs associated with the Business Combination as well as higher costs associated with ongoing litigation, while recruiting fees increased year-over-year by $0.8 million with increased hiring activities. While legal and consulting fees were comparatively elevated in the year ended 2021 due to the Business Combination and higher costs associated with ongoing litigation, the year ended December 31, 2022 included $1.5 million of Business Combination related costs associated with a potential future partnership restructuring contemplated during the implementation of the Up-C structure, as well as $1.3 million of costs associated with the Warrant Exchange Offer (as defined below). The reduction in rent and occupancy as well as depreciation and amortization expense, are temporary decreases as certain leasehold improvements became fully depreciated in the current year with our New York and London headquarters each reaching the end of their initial lease term. New leasehold improvement activities for New York and London were not completed during the year ended December 31, 2022 and therefore had not begun depreciating. Additionally, some lease amendment and extension negotiations resulted in favorable leasehold incentives.

Non-Operating Income (Expenses)

Non-operating income (expenses) includes the impact of income and expense items that we consider to be non-operational in nature, including related party income, loss on debt extinguishment, interest expense, and other income (expense), which includes gains (losses) on foreign exchange rate fluctuations. Also included in non-operating income (expenses) was the change in fair value of warrant liabilities prior to the Warrant Exchange Offer. On August 23, 2022, the Company concluded an offer to holders of its outstanding warrants which provided such holders the opportunity to receive 0.20 shares of the Company's Class A common stock in exchange for each warrant tendered by such holders. This offer coincided with a solicitation of consents from holders of the public warrants to amend the warrant agreement (together, the "Warrant Exchange Offer"). The Warrant Exchange Offer resulted in the exchange of all outstanding warrants for shares of the Company's Class A common stock with a minimal cash settlement in lieu of partial shares. As a result, the warrant liabilities were removed from the Consolidated Statements of Financial Condition and the issuance of shares of Class A common stock was reflected within equity. Refer to Note 12—Warrants in the notes to consolidated financial statements included elsewhere in this Form 10-K for additional information.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For the year ended December 31, 2022, non-operating income (expenses) was $26.3 million of income compared to $43.6 million of expense for the year ended December 31, 2021. For the prior year ended December 31, 2021, non-operating income (expenses) included a $39.4 million loss on debt extinguishment which was related to the redemption of the $150.0 million aggregate principal of Convertible Notes concurrent with the Business Combination. The loss was composed of the $10.9 million premium and $28.5 million of unamortized debt discount and issuance costs. The change in non-operating income (expenses) also included a $15.8 million gain from the change in fair value of warrant liabilities for the year ended December 31, 2022 as opposed to a $4.9 million loss in the prior year ended December 31, 2021 as the warrant price fell year-over-year prior to the Warrant Exchange Offer. Additionally, interest expense decreased $7.3 million related to the repayment of all indebtedness in connection with the Business Combination, while the impact of foreign exchange rate fluctuations recorded in Other income (expense) resulted in a $6.8 million gain for the year ended December 31, 2022 as opposed to a loss of $0.2 million for the prior year ended December 31, 2021. The current year foreign exchange rate gain was primarily related to the revaluation of U.S. dollar-denominated cash and intercompany receivables held by our foreign subsidiaries as the U.S. dollar strengthened.

Income Tax Benefit (Expense)

Prior to the Business Combination, the Company operated as a partnership, and therefore, was generally not subject to U.S. federal and state corporate income taxes. Subsequent to the Business Combination, PWP is a corporation and is subject to U.S. federal and state corporate income taxes on its proportionate share of taxable income generated by the operating partnership, PWP OpCo, as well as any standalone income (or loss) generated at the PWP entity level.

The Company's effective tax rate is dependent on many factors, including the amount of income subject to tax. Consequently, the effective tax rate can vary from period to period. The Company's overall effective tax rate varies from the U.S. federal statutory rate primarily because (i) a portion of the Company's income is allocated to non-controlling interests held in PWP OpCo in which the majority of any tax liability on such income is borne by the holders of such non-controlling interests and reported outside of the consolidated financial statements, (ii) a portion of the Company's compensation expense is non-deductible for tax purposes and (iii) the Company has recorded unrecognized tax benefits related to potential double taxation for certain of its foreign subsidiaries.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The Company's income tax expense and effective tax rate were $10.3 million and (48.2)%, respectively, for the year ended December 31, 2022 compared to income tax expense and an effective tax rate of $18.9 million and 82.5%, respectively, for the year ended December 31, 2021. The change in the effective tax rate was primarily driven by the Company having a pre-tax loss for the year ended December 31, 2022, as compared to pre-tax income for the year ended December 31, 2021.

Cash Flows

Our operating cash flows are primarily influenced by the amount and timing of receipt of advisory fees, which generally have net terms of 30 days, and the payment of operating expenses, including payments of incentive compensation to our employees. We pay a significant portion of incentive compensation during the first quarter of each calendar year with respect to the prior year's results. Our investing and financing cash flows were primarily influenced by the payment of dividends, distributions to partners, purchases of treasury shares and withholding payments for vesting of PWP Incentive Plan Awards during the year ended December 31, 2022.

A summary of our operating, investing and financing cash flows is as follows:

(Dollars in thousands)		Year Ended December 31,				
		2022		**2021**		**2020**
Cash Provided By (Used In)						
Operating Activities						
Net income (loss)	$	(31,747)	$	4,023	$	(24,342)
Non-cash charges and other operating activity adjustments		162,414		171,886		63,825
Other operating activities		(148,440)		58,999		46,424
Total operating activities		(17,773)		234,908		85,907
Investing Activities		(166,231)		(2,440)		(5,522)
Financing Activities		(136,768)		(55,021)		(21,989)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(9,837)		(3,580)		5,930
Net increase (decrease) in cash, cash equivalents and restricted cash		(330,609)		173,867		64,326
Cash, cash equivalents and restricted cash, beginning of period		504,775		330,908		266,582
Cash, cash equivalents and restricted cash, end of period	$	174,166	$	504,775	$	330,908

Year Ended December 31, 2022

Cash and restricted cash were $174.2 million as of December 31, 2022, resulting in a decrease of $330.6 million from $504.8 million as of December 31, 2021. Cash, restricted cash and investments in short-term marketable debt securities (U.S. Treasuries) were $314.3 million as of December 31, 2022, a decrease of $190.5 million from $504.8 million as of December 31, 2021. The Company reported a net loss of $31.7 million for the year ended December 31, 2022 which includes $162.4 million of non-cash charges and other adjustments, largely comprised of equity-based awards vesting expense, depreciation and amortization, the change in fair value of warrant liabilities, foreign currency revaluation and non-cash operating lease expense. This operating cash inflow was offset by working capital needs predominantly due to the payment of annual bonus compensation in the first quarter of the year as well as payments for lease liabilities, resulting in a net operating outflow of cash of $17.8 million during the year ended December 31, 2022. The timing of accounts receivable collections and the payment of incentive compensation have significant impact on operating cash flows. Accounts receivable, net of allowance balance was higher as of December 31, 2022 compared to December 31, 2021, despite a year-over-year decrease in revenues, due largely to the timing of collections as certain large balances were collected shortly after December 31, 2022. A large portion of 2021 incentive compensation, which was based on a record year, was paid in the form of cash bonuses in the first quarter of 2022. Investing activities resulted in a net decrease in cash of $166.2 million largely attributable to investments of excess cash in treasury securities as well as the purchase of fixed assets attributable largely to leasehold improvements associated with the construction and design of the New York and London leased space. Financing activities resulted in a net outflow of $136.8 million primarily related to the repurchase of shares pursuant to the stock repurchase program, distributions to partners, withholding payments for vesting of PWP Incentive Plan Awards and the payment of dividends.

Year Ended December 31, 2021

Cash and restricted cash were $504.8 million as of December 31, 2021, an increase of $173.9 million from $330.9 million as of December 31, 2020. Operating activities resulted in a net inflow of $234.9 million largely attributable to changes in working capital and net income generated during the year ended December 31, 2021. Net income included $171.9 million of non-cash charges including a $39.4 million loss on debt extinguishment related to the redemption of the Convertible Notes concurrent with the Business Combination. Investing activities resulted in a net outflow of $2.4 million attributable to the Company's purchases of fixed assets and the deconsolidation of PFAC Holdings I LLC. Financing activities resulted in a net outflow of $55.0 million primarily related to the transactions associated with the Business Combination, the payoff of all outstanding debt and tax distributions to limited partners of PWP OpCo, the repurchase of Founder Shares held as treasury shares, withholding payments for vesting of incentive awards and the payment of dividends.

For a discussion of the year ended December 31, 2020, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Cash Flows" in our Form 10-K/A for the year ended December 31, 2021.

Liquidity and Capital Resources

General

We regularly monitor our liquidity position, including cash and cash equivalents, working capital assets and liabilities, commitments and other liquidity requirements. Our primary sources of liquidity are our cash balances, our investments in short-term marketable debt securities, the net cash generated from operations and the available borrowing capacity under our Revolving Credit Facility.

Our current assets are primarily composed of cash, investments in short-term marketable securities, receivables related to fees earned from providing advisory services, certain prepaid expenses and certain amounts due from related parties. Our current liabilities are primarily composed of accrued and deferred employee compensation, accounts payable and other accrued expenses. We generally pay a significant portion of our annual incentive compensation, in the form of cash bonuses, during the first quarter of each calendar year with respect to the prior year's results. Therefore, levels of cash and/or investments in short-term marketable securities generally decline during the first quarter of each year after our annual incentive compensation has been paid to our employees and typically builds over the remainder of the year. The Company makes quarterly partner tax distributions as required under the Amended and Restated Agreement of Limited Partnership of PWP OpCo, dated as of June 24, 2021 (as amended, restated, modified or supplemented from time to time, the "PWP OpCo LPA"). These distributions totaled $44.5 million, $65.9 million and $12.0 million, respectively, during the years ended December 31, 2022, 2021 and 2020. Additionally, we intend to pay dividends throughout each year and may continue our share repurchases from time to time. During the year ended December 31, 2022 and 2021, the Company paid $12.8 million and $6.0 million, respectively, in cash dividends. The Company has the option to net settle shares upon the vesting of PWP Incentive Plan Awards in order to remit required employee withholding taxes using cash on hand. During the year ended December 31, 2022 and 2021, the Company paid $9.7 million and $10.5 million, respectively, in withholding payments in lieu of issuing 1,045,847 and 749,042, shares upon the net settlement of vested PWP Incentive Plan Awards. Additionally, during the year ended December 31, 2022, the Company purchased 9,544,016 shares of Class A common stock at a cost of $68.7 million in the aggregate, pursuant to the stock repurchase program described below.

We evaluate our cash needs on a regular basis in light of current market and business conditions and regulatory requirements. Cash and cash equivalents include short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. The Company had no cash equivalents as of December 31, 2022 and 2021. As of December 31, 2022 and 2021, the Company had cash balances of $171.6 million and $502.8 million, respectively, maintained in U.S. and non-U.S. bank accounts, of which most bank account balances exceeded the U.S. Federal Deposit Insurance Corporation ("FDIC") and U.K. Financial Services Compensation Scheme ("FSCS") coverage limits. Additionally, as of December 31, 2022, the Company held investments in short-term marketable debt securities, consisting entirely of U.S. Treasury securities, of $140.1 million.

Our liquidity is highly dependent upon cash receipts from clients, which generally require the successful completion of transactions. Accounts receivable generally have net terms of 30 days. Accounts receivable were $67.9 million, net of $1.1 million of allowance for credit losses balance as of December 31, 2022. Accounts receivable were $46.9 million, net of $1.9 million of allowance for credit losses balance as of December 31, 2021.

Line of credit

The Company has a Revolving Credit Facility with Cadence Bank with an available line of credit of $50.0 million. Under the Credit Agreement outstanding borrowings accrue interest at LIBOR plus a fixed rate of 2.00% per annum (with a 0.25% LIBOR floor) or an alternate base rate option equal to Cadence Bank's prime rate minus 1.00% (with a 3.25% floor) and mature on July 1, 2025. Up to $15.0 million of the Revolving Credit Facility may be used for the issuance of letters of credit. Additionally, up to $20.0 million of incremental revolving commitments above the $50.0 million commitment amount may be incurred under the Credit Agreement. The Credit Agreement provides that the benchmark of LIBOR will be replaced with a SOFR-based rate on or prior to the date that the LIBOR benchmark is unavailable. As of December 31, 2022, the Company had no outstanding balance related to the Revolving Credit Facility and no incremental revolving commitments were incurred. For further information on the Revolving Credit Facility, refer to Note 10—Debt in the notes to consolidated financial statements included elsewhere in this Form 10-K.

Based on current market conditions, we believe that our cash on hand, the investments in short-term marketable debt securities, the net cash generated from operations and the available borrowing capacity under our Revolving Credit Facility will be sufficient to meet our operating needs and commitments for the next twelve months; however, if these sources of liquidity are not sufficient, we may seek additional debt or equity financing.

Share Repurchase Program

On February 16, 2022, the Company's board of directors approved a stock repurchase program under which the Company is authorized to repurchase up to $100.0 million of the Company's Class A common stock with no requirement to purchase any minimum number of shares. Shares may be repurchased under the new repurchase program through open market purchases, privately negotiated transactions, block trades, accelerated or other structured share repurchase programs, or other means. The manner, timing, pricing and amount of any transactions will be subject to the Company's discretion. During the year ended December 31, 2022, the Company purchased 9,544,016 shares, at a cost of $68.7 million in the aggregate. On February 8, 2023, the Company's board of directors increased the Company's share repurchase authorization amount by an additional $100.0 million of the Company's Class A common stock from the previously announced $100.0 million, with no requirement to purchase any minimum number of shares. As of February 23, 2023, $121.6 million remains of the combined $200.0 million share repurchase authorization.

Other Commitments

Regulatory Capital

We actively monitor our regulatory capital base. Our principal subsidiaries are subject to regulatory requirements in their respective jurisdictions to ensure general financial soundness and liquidity. This requires, among other things, that we comply with certain minimum capital requirements, record-keeping, reporting procedures, experience and training requirements for employees and certain other requirements and procedures. These regulatory requirements may restrict the flow of funds to and from affiliates. Refer to Note 7—Regulatory Requirements in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information. These regulations differ in the United States, United Kingdom, Canada, France and other countries in which we operate a registered broker-dealer or regionally similar construct. The license or regulatory framework under which we operate in each such country is meant to comply with applicable laws and regulations to conduct an advisory business. We believe that we provide each of our subsidiaries with sufficient capital and liquidity, consistent with their business and regulatory requirements to effectively operate in each jurisdiction.

Exchange Rights

In accordance with the PWP OpCo LPA, PWP OpCo Unitholders (other than the Company) may exchange these units for (i) shares of Class A common stock on a one-for-one basis or (ii) cash from an offering of shares of Class A common stock with the form of consideration determined by the Company. See Note 11—Stockholders' Equity in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information.

Sponsor Share Surrender and Share Restriction Agreement

Concurrent with the Business Combination Agreement, FTIV, PWP OpCo and certain other parties entered into the Sponsor Share Surrender and Share Restriction Agreement with the Sponsor, which was amended on May 4, 2021. See Note 11—Stockholders' Equity in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information.

Guarantees

PWP OpCo has also unconditionally guaranteed, through a wholly-owned subsidiary, certain loans to limited partners of Professional Partners ("Limited Partners") with First Republic Bank (the "Program Lender"), whereby PWP OpCo will pay the Program Lender upon the occurrence of a default event. Refer to Note 17—Related Party Transactions and Note 18—Commitments and Contingencies in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information.

Tax Receivable Agreement

In connection with the Business Combination, the Company entered into a tax receivable agreement with PWP OpCo, Professional Partners and ILPs that provides for payment of 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income taxes that the Company is deemed to realize as a result of (a) each exchange of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (b) payments made under the tax receivable agreement. See Note 17—Related Party Transactions in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information as well as the expected timing of payments.

Other Contractual Obligations

We have various non-cancelable operating leases in connection with the leases of our office spaces and equipment. The related lease agreements, which range from non-cancelable to month-to-month terms, generally provide for fixed monthly rentals and can also include renewal options. See Note 5—Leases in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information as well as the expected timing of payments. Our London and New York office leases had expiration dates in December 2022 and September 2023, respectively. The Company signed new lease agreements in February 2022 for the London office and in April 2022 for the New York office spaces, which expand our square footage meaningfully in both locations in order to accommodate our anticipated growth. This expansion increased our contractual obligations upon lease commencement and will require capital contributions towards the design and construction of these spaces, mitigated in part by free rent periods at both locations. Construction of the London space was completed in February 2023 and completion of the New York space is expected by the end of 2023. As of December 31, 2022, the Company estimates spending approximately $25 million to complete the construction of these spaces, net of tenant improvement allowances.

Market Risk and Credit Risk

Our business is not capital-intensive and we do not invest in derivative instruments. We are not subject to significant market risk (including interest rate risk and commodity price risk) or significant credit risk.

Risks Related to Cash and Cash Equivalents

Our cash and cash equivalents include any short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. Cash is maintained in U.S. and non-U.S. bank accounts. Most U.S. and U.K. account balances exceed the FDIC and FSCS coverage limits. We believe our cash and cash equivalents are not subject to any material interest rate risk, equity price risk, credit risk or other market risk.

Credit Risk

We regularly review our accounts receivable and allowance for credit losses by considering factors such as historical experience, credit quality, age of the accounts receivable, and the current economic conditions that may affect a client's ability to pay such amounts owed to the Company. We maintain an allowance for credit losses that, in our opinion, provides for an adequate reserve to cover current expected credit losses. Refer to Note 2—Summary of Significant Accounting Policies in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information.

With respect to investments, we manage our credit risk exposure by maintaining investment grade credit quality. As of December 31, 2022, the Company held investments of $140.1 million in U.S. Treasury securities with maturities of less than 12 months.

Exchange Rate Risk

The Company is exposed to exchange rate risk as a result of having foreign subsidiaries with non-U.S. dollar functional currencies as well as from entering into transactions and holding monetary assets and liabilities that are not denominated in the functional currency of its operating subsidiaries. Specifically, the reported amounts in our consolidated financial statements may be affected by movements in the rate of exchange between the pound sterling, Euro, and Canadian dollar and our reporting currency, the U.S. dollar. For the years ended December 31, 2022, 2021 and 2020, the net impact of non-functional currency-related transaction gains and losses recorded in Other income (expense) on our Consolidated Statements of Operations was a $6.8 million gain, a $0.2 million loss, and a $0.2 million loss, respectively, primarily related to U.S. dollar-denominated cash and intercompany receivables held by our foreign subsidiaries as the U.S. dollar strengthened. For the years ended December 31, 2022, 2021, and 2020, the net impact of the fluctuation of foreign currencies recorded in Foreign currency translation gain (loss) within our Consolidated Statements of Comprehensive Income (Loss) was a $9.7 million loss, a $1.5 million loss, and a $3.5 million gain, respectively. We have not entered into any transactions to hedge our exposure to these foreign currency fluctuations using derivative instruments or other methods but may do so if we deem appropriate in the future.

As of December 31, 2022, we held balances of $43.7 million of non-U.S. dollar denominated currencies, composed of pound sterling, the Euro, and Canadian dollars.

Critical Accounting Estimates

We believe that the critical accounting estimates included below represent those that are most important to the presentation of our financial condition and results of operations and require management's most difficult, subjective and complex judgment.

The preparation of our historical consolidated financial statements and related disclosures in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our historical consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period for which they are determined to be necessary.

Revenue Recognition

The services provided under contracts with clients include transaction-related advisory services, fairness opinion services, research and trading services, and underwriting services. The fee structures for the Company's transaction-related advisory services often involve an "all or nothing" consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Company's influence, such as third-party negotiations, regulatory approval, court approval, and shareholder votes. Accordingly, a large portion of the fees associated with these services is constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period. Such determination of probability may require significant judgement, especially when assessed near the end of a reporting period.

The Company records deferred revenue when it receives fees from clients that have not yet been earned or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g., when announcement fees are received but additional services are expected to be provided between transaction announcement and transaction close). In these cases, the deferred amount is often based on an estimate of the services remaining to be completed, if any. The determination of when and to what extent to subsequently recognize deferred variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone.

Certain fixed fees specified in the Company's contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed. Estimating contract terms may require significant judgment and often change over the course of an engagement.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are presented net of allowance for credit losses based on the Company's assessment of the collectability of client accounts. The Company maintains an allowance for credit losses account that, in management's opinion, provides for an adequate reserve to cover estimated losses on accounts receivable. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's historical credit loss experience of its client receivables and taking into consideration current market conditions and supportable forecasts that affect the collectability of the reported amount. The Company also regularly reviews the age of the receivables, credit worthiness of the client and the current economic conditions that may affect a client's ability to pay such amounts owed to the Company and as a result may recognize a specific credit loss reserve. Accounts receivable also includes accrued revenue which represents amounts due from clients and recognized as revenue in accordance with the Company's revenue recognition polices, but unbilled as of the date of the consolidated financial statements.

Income Taxes

Our income tax expense, deferred tax assets and deferred tax liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid. We are subject to income taxes in the United States and certain foreign jurisdictions. We make estimates and judgments in determining the provision for income taxes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial reporting purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes in these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. We believe that we will ultimately recover the deferred tax assets recorded on our Consolidated Statements of Financial Condition. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determined that the recovery was not likely. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including projected future taxable income. In projecting future taxable income, we begin with historical results and incorporate certain assumptions, including revenue growth and operating margin. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we are using to manage the underlying business.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that based on the technical merits it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. If we determine that a tax position will more likely than not be sustained on audit, the second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We re-evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors such as changes in facts or circumstances, changes in tax law, new audit activity, and effectively settled issues. Determining whether an uncertain tax position is effectively settled requires judgment. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Equity Compensation

The Company granted certain employees Transaction Pool PSUs and Long-Term Incentive Awards that vest upon the occurrence of both service and market conditions being achieved. Compensation expense is recognized for these equity-based awards over the requisite vesting period in an amount equal to the fair value of the awards at the grant date, provided the requisite service period is completed, irrespective of whether the market condition is satisfied. The effect of the market condition is reflected in the grant date fair value of the award. The Company utilized a Monte Carlo simulation valuation model to determine the grant date fair value which required significant judgment for various inputs including the risk-free interest rate, dividend yield and the volatility factor.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk are set forth above in "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk and Credit Risk.*"

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

<p style="text-align:center;">**Report of Independent Registered Public Accounting Firm**</p>

To the Shareholders and the Board of Directors of Perella Weinberg Partners

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Perella Weinberg Partners (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2007.
New York, New York
February 28, 2023

Perella Weinberg Partners
Consolidated Statements of Financial Condition
(Dollars in Thousands, Except Per Share Amounts)

		December 31,		
		2022		2021
Assets				
Cash and cash equivalents	$	171,570	$	502,773
Restricted cash		2,596		2,002
Investments in short-term marketable debt securities		140,110		—
Accounts receivable, net of allowance		67,906		46,914
Due from related parties		3,362		4,225
Fixed assets, net of accumulated depreciation and amortization		48,390		10,362
Intangible assets, net of accumulated amortization		25,772		32,352
Goodwill		34,383		34,383
Prepaid expenses and other assets		36,190		24,313
Right-of-use lease assets		153,720		39,912
Deferred tax asset, net		33,094		21,091
Total assets	$	717,093	$	718,327
Liabilities and Equity				
Accrued compensation and benefits	$	214,082	$	311,500
Deferred compensation programs		2,929		11,221
Accounts payable, accrued expenses and other liabilities		46,336		31,048
Deferred revenue		5,014		7,845
Lease liabilities		165,601		43,448
Warrant liabilities		—		27,805
Amount due pursuant to tax receivable agreement		22,991		14,108
Total liabilities		456,953		446,975
Commitments and Contingencies (Note 18)				
Class A common stock, par value $0.0001 per share (1,500,000,000 shares authorized, 52,237,247 issued and 41,744,961 outstanding at December 31, 2022; 1,500,000,000 shares authorized, 43,649,319 issued and 42,649,319 outstanding at December 31, 2021)	$	5	$	4
Class B common stock, par value $0.0001 per share (600,000,000 shares authorized, 44,563,877 issued and outstanding at December 31, 2022; 600,000,000 shares authorized, 50,154,199 issued and outstanding at December 31, 2021)		4		5
Preferred stock, par value $0.0001 per share (100,000,000 shares authorized, no shares issued and outstanding at December 31, 2022 and 2021, respectively)		—		—
Additional paid-in-capital		242,129		158,131
Retained earnings (accumulated deficit)		(18,071)		(18,075)
Accumulated other comprehensive income (loss)		(6,538)		(1,746)
Treasury stock, at cost (10,492,286 and 1,000,000 shares of Class A common stock at December 31, 2022 and December 31, 2021, respectively)		(80,067)		(12,000)
Total Perella Weinberg Partners equity		137,462		126,319
Non-controlling interests		122,678		145,033
Total equity		260,140		271,352
Total liabilities and equity	$	717,093	$	718,327

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Operations
(Dollars in Thousands, Except Per Share Amounts)

	Year Ended December 31,		
	2022	2021	2020
Revenues	$ 631,507	$ 801,662	$ 518,986
Expenses			
Compensation and benefits	391,333	504,364	374,332
Equity-based compensation	154,158	96,330	24,815
Total compensation and benefits	545,491	600,694	399,147
Professional fees	34,824	41,891	42,880
Technology and infrastructure	30,084	28,355	27,281
Rent and occupancy	24,898	26,406	27,958
Travel and related expenses	13,034	6,261	5,725
General, administrative and other expenses	20,215	16,982	15,060
Depreciation and amortization	10,694	14,489	15,531
Total expenses	679,240	735,078	533,582
Operating income (loss)	(47,733)	66,584	(14,596)
Non-operating income (expenses)			
Related party income	2,805	7,516	9,263
Other income (expense)	7,978	761	185
Change in fair value of warrant liabilities	15,806	(4,897)	—
Loss on extinguishment of debt	—	(39,408)	—
Interest expense	(276)	(7,606)	(15,741)
Total non-operating income (expenses)	26,313	(43,634)	(6,293)
Income (loss) before income taxes	(21,420)	22,950	(20,889)
Income tax benefit (expense)	(10,327)	(18,927)	(3,453)
Net income (loss)	(31,747)	4,023	$ (24,342)
Less: Net income (loss) attributable to non-controlling interests	(49,625)	13,444	
Net income (loss) attributable to Perella Weinberg Partners	$ 17,878	$ (9,421)	
Net income (loss) per share attributable to Class A common shareholders (1)			
Basic	$ 0.41	$ (0.22)	
Diluted	$ (0.46)	$ (0.66)	
Weighted-average shares of Class A common stock outstanding (1)			
Basic	43,837,640	42,595,712	
Diluted	89,755,632	92,749,911	

(1) For the year ended December 31, 2021, net income (loss) per share of Class A common stock and weighted-average shares of Class A common stock outstanding is representative of the period from June 24, 2021 through December 31, 2021, the period following the Business Combination, as defined in Note 1—Organization and Nature of Business. For more information, refer to Note 15—Net Income (Loss) Per Share Attributable to Class A Common Shareholders.

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Comprehensive Income (Loss)
(Dollars in Thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ (31,747)	$ 4,023	$ (24,342)
Foreign currency translation gain (loss), net of tax	(9,682)	(1,481)	3,494
Comprehensive income (loss)	(41,429)	2,542	$ (20,848)
Less: Comprehensive income (loss) attributable to non-controlling interests	(54,515)	12,883	
Comprehensive income (loss) attributable to Perella Weinberg Partners	$ 13,086	$ (10,341)	

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Changes in Equity
(Dollars in Thousands)

	Partners' Capital	Shares Class A Common Stock	Shares Class B Common Stock	Shares Treasury Stock	Class A Common Stock	Class B Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total Equity
Balance at December 31, 2019	$ 87,725	—	—	—	$ —	$ —	$ —	$ —	$ —	$ (5,820)	$ —	$ 81,905
New accounting pronouncement adoption	(188)	—	—	—	—	—	—	—	—	—	—	(188)
Net income (loss)	(24,342)	—	—	—	—	—	—	—	—	—	—	(24,342)
Equity-based compensation	24,815	—	—	—	—	—	—	—	—	—	—	24,815
Distributions to partners	(11,989)	—	—	—	—	—	—	—	—	—	—	(11,989)
Other	488	—	—	—	—	—	—	—	—	—	—	488
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	3,494	—	3,494
Balance at December 31, 2020	$ 76,509	—	—	—	$ —	$ —	$ —	$ —	$ —	$ (2,326)	$ —	$ 74,183
Net income (loss) prior to Business Combination	59,857	—	—	—	—	—	—	—	—	—	—	59,857
Equity-based compensation prior to Business Combination	11,761	—	—	—	—	—	—	—	—	—	—	11,761
Foreign currency translation gain (loss) prior to Business Combination	—	—	—	—	—	—	—	—	—	526	—	526
Distributions to partners prior to Business Combination	(47,389)	—	—	—	—	—	—	—	—	—	—	(47,389)
Other, prior to Business Combination	374	—	—	—	—	—	—	—	—	—	—	374
Effect of Business Combination	(101,112)	42,956,667	50,154,199	—	4	5	—	133,832	—	974	154,619	188,322
Net income (loss) after Business Combination	—	—	—	—	—	—	—	—	(9,421)	—	(46,413)	(55,834)
Equity-based awards after Business Combination	—	—	—	—	—	—	—	45,594	—	—	39,678	85,272
Distributions to partners after Business Combination	—	—	—	—	—	—	—	—	—	—	(18,542)	(18,542)
Liability awards reclassification to equity	—	—	—	—	—	—	—	3,912	—	—	—	3,912
Issuance of Class A common stock for vested PWP Incentive Plan Awards	—	692,652	—	—	—	—	—	—	—	—	—	—
Withholding payments on vested PWP Incentive Plan Awards	—	—	—	—	—	—	—	(10,462)	—	—	—	(10,462)
Dividends declared ($0.14 per share of Class A common stock)	—	—	—	—	—	—	—	230	(8,654)	—	—	(8,424)
Foreign currency translation gain (loss) after Business Combination	—	—	—	—	—	—	—	—	—	(920)	(1,087)	(2,007)
Other, after Business Combination	—	—	—	—	—	—	—	870	—	—	933	1,803
Treasury stock purchase	—	—	—	(1,000,000)	—	—	(12,000)	—	—	—	—	(12,000)
Change in ownership interests	—	—	—	—	—	—	—	(15,845)	—	—	15,845	—
Balance at December 31, 2021	$ —	43,649,319	50,154,199	(1,000,000)	$ 4	$ 5	$ (12,000)	$ 158,131	$ (18,075)	$ (1,746)	$ 145,033	$ 271,352

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Changes in Equity – Continued
(Dollars in Thousands)

	Partners' Capital	Shares Class A Common Stock	Shares Class B Common Stock	Shares Treasury Stock	Class A Common Stock	Class B Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total Equity
Balance at December 31, 2021	$ —	43,649,319	50,154,199	(1,000,000)	$ 4	$ 5	$ (12,000)	$ 158,131	$ (18,075)	$ (1,746)	$ 145,033	$ 271,352
Net income (loss)	—	—	—	—	—	—	—	—	17,878	—	(49,625)	(31,747)
Equity-based awards	—	—	—	—	—	—	—	81,804	—	—	74,616	156,420
Distributions to partners	—	—	—	—	—	—	—	—	—	—	(44,455)	(44,455)
Issuance of Class A common stock for vested PWP Incentive Plan Awards	—	1,426,073	—	51,730	—	—	620	(620)	—	—	—	—
Withholding payments on vested PWP Incentive Plan Awards	—	—	—	—	—	—	—	(9,703)	—	—	—	(9,703)
Dividends declared ($0.28 per share of Class A common stock)	—	—	—	—	—	—	—	522	(17,874)	—	—	(17,352)
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	(4,792)	(4,890)	(9,682)
Other	—	—	—	—	—	—	—	702	—	—	1,233	1,935
Issuance of Class A common stock and exchange of PWP OpCo Units with corresponding Class B common stock for cash using Offering proceeds (Note 11—Stockholders' Equity)	—	3,502,033	(3,498,534)	—	1	—	—	(538)	—	—	—	(537)
Exchange of PWP OpCo Units and corresponding Class B common stock for Class A common stock (Note 11—Stockholders' Equity)	—	2,093,874	(2,091,788)	—	—	(1)	—	598	—	—	—	597
Warrant exchange for Class A common stock	—	1,565,948	—	—	—	—	—	11,999	—	—	—	11,999
Treasury stock purchases	—	—	—	(9,544,016)	—	—	(68,687)	—	—	—	—	(68,687)
Change in ownership interests	—	—	—	—	—	—	—	(766)	—	—	766	—
Balance at December 31, 2022	$ —	52,237,247	44,563,877	(10,492,286)	$ 5	$ 4	$ (80,067)	$ 242,129	$ (18,071)	$ (6,538)	$ 122,678	$ 260,140

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities			
Net income (loss)	$ (31,747)	$ 4,023	$ (24,342)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Loss on debt extinguishment	—	39,408	—
Equity-based awards vesting expense	156,420	97,033	24,815
Depreciation and amortization	10,694	14,489	15,531
Amortization of debt discounts and deferred financing costs	149	2,087	3,964
Change in fair value of warrant liabilities	(15,806)	4,897	—
Foreign currency revaluation	(4,692)	—	—
Non-cash operating lease expense	15,948	17,361	17,069
Deferred taxes	(2,743)	(3,716)	(564)
Bad debt expense	2,158	646	2,991
Other	286	(319)	19
Decrease (increase) in operating assets:			
Accounts receivable, net of allowance	(24,339)	(7,127)	27,527
Due from related parties	864	(3,612)	1,537
Prepaid expenses and other assets	(14,440)	(15,205)	3,089
Increase (decrease) in operating liabilities:			
Accrued compensation and benefits	(91,431)	103,851	19,348
Deferred compensation programs	(5,704)	(5,939)	2,756
Accounts payable, accrued expenses and other liabilities	(3,324)	7,780	2,966
Deferred revenue	(2,481)	(2,667)	8,717
Lease liabilities	(7,585)	(18,082)	(19,516)
Net cash provided by (used in) operating activities:	(17,773)	234,908	85,907
Cash flows from investing activities			
Purchases of fixed assets	(26,560)	(1,462)	(5,522)
Purchases of investments in short-term marketable debt securities	(139,171)	—	—
Other	(500)	(978)	—
Net cash provided by (used in) investing activities	(166,231)	(2,440)	(5,522)
Cash flows from financing activities			
Proceeds from Business Combination, including PIPE Investment	—	355,021	—
Payment of Business Combination costs	—	(23,895)	—
Draw down of Revolving Credit Facility	—	—	22,000
Principal payment on Revolving Credit Facility	—	(27,690)	(32,000)
Redemption of Convertible Notes	—	(160,930)	—
Redemption of partners' interests	—	(104,540)	—
Proceeds from the Offering, net of underwriting discount	36,526	—	—
Exchange of PWP OpCo Units and corresponding Class B common stock for cash using Offering proceeds	(36,526)	—	—
Payment of offering costs	(1,318)	—	—
Distributions to partners	(44,455)	(65,931)	(11,989)
Dividends paid on Class A and Class B common stock	(12,840)	(5,990)	—
Withholding payments for vested PWP Incentive Plan Awards	(9,703)	(10,462)	—
Treasury stock purchases	(68,452)	(12,000)	—
Debt issuance costs	—	(361)	—
Proceeds from Partner Promissory Note	—	1,757	—
Net cash provided by (used in) financing activities	(136,768)	(55,021)	(21,989)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(9,837)	(3,580)	5,930
Net increase (decrease) in cash, cash equivalents and restricted cash	(330,609)	173,867	64,326
Cash, cash equivalents and restricted cash, beginning of period	504,775	330,908	266,582
Cash, cash equivalents and restricted cash, end of period	$ 174,166	$ 504,775	$ 330,908

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Cash Flows – Continued
(Dollars in Thousands)

	Year Ended December 31,					
	2022		2021		2020	
Supplemental disclosures of non-cash activities						
Lease liabilities arising from obtaining right-of-use lease assets	$	131,232	$	4,111	$	14,192
Accrued capital expenditures	$	16,395	$	—	$	—
Accrued dividends and dividend equivalent units on unvested PWP Incentive Plan Awards	$	5,711	$	2,664	$	—
Non-cash paydown of Partner promissory notes	$	2,567	$	—	$	—
Deferred tax effect resulting from exchanges of PWP OpCo Units, net of amounts payable under tax receivable agreement	$	1,362	$	—	$	—
Accrued treasury stock purchases	$	235	$	—	$	—
Liability awards reclassification to equity	$	—	$	3,912	$	—
Net assets of deconsolidated affiliate	$	—	$	394	$	—
Supplemental disclosures of cash flow information						
Cash paid for income taxes	$	25,995	$	12,547	$	2,242
Cash paid for interest	$	127	$	5,515	$	11,777

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Organization and Nature of Business

Perella Weinberg Partners and its consolidated subsidiaries, including PWP Holdings LP ("PWP OpCo") (collectively, "PWP" and the "Company"), is a global independent advisory firm that provides strategic and financial advice to a wide range of clients. The Company's activities as an investment banking advisory firm constitute a single business segment that provides a range of advisory services, including advice related to mission-critical strategic and financial decisions, mergers and acquisitions execution, shareholder and defense advisory, financing and capital solutions advice with resources focused on restructuring and liability management, capital markets advisory, private capital placement, as well as specialized underwriting and research services primarily for the energy and related industries.

Perella Weinberg Partners (formerly known as FinTech Acquisition Corp. IV ("FTIV")) was incorporated in Delaware on November 20, 2018 as a special purpose acquisition company for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction, one or more businesses or assets. On June 24, 2021 (the "Closing Date" or "Closing"), the Company consummated a business combination pursuant to that certain Business Combination Agreement, dated as of December 29, 2020, by and among FTIV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC (together with FinTech Investor Holdings IV, LLC, the "Sponsor"), PWP OpCo, PWP GP LLC, PWP Professional Partners LP ("Professional Partners"), and Perella Weinberg Partners LLC ("Professionals GP") (the "Business Combination Agreement"). As contemplated by the Business Combination Agreement, (i) FTIV acquired certain partnership interests in PWP OpCo, (ii) PWP OpCo became jointly-owned by Perella Weinberg Partners, Professional Partners and certain existing partners of PWP OpCo, and (iii) PWP OpCo serves as the Company's operating partnership as part of an umbrella limited partnership C-corporation (Up-C) structure (collectively with the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). See Note 3 —Business Combination for additional discussion related to the transaction.

The operations of PWP OpCo are conducted through a wholly-owned subsidiary, Perella Weinberg Partners Group LP ("PWP Group"), and its subsidiaries which are consolidated in these financial statements. PWP GP LLC is the general partner that controls PWP OpCo. The limited partner interests of PWP OpCo are held by Investor Limited Partners (the "ILPs") and Professional Partners. The Company shareholders are entitled to receive a portion of PWP OpCo's economics through their direct ownership interests in shares of Class A common stock of PWP. The non-controlling interest owners of PWP OpCo receive economics through ownership of PWP OpCo Class A partnership units ("PWP OpCo Units"). See Note 11—Stockholders' Equity for additional information.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements reflect the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). All intercompany balances and transactions between the consolidated subsidiaries comprising the Company have been eliminated in the accompanying consolidated financial statements.

The Business Combination was treated as a reverse recapitalization transaction between entities under common control, whereby PWP OpCo was considered the accounting acquirer and predecessor entity and therefore recognized the carrying value of the net assets of FTIV as an equity contribution with no incremental goodwill or intangible assets. The historical operations of PWP OpCo are deemed to be those of the Company. Thus, the consolidated financial statements included in this Annual Report on Form 10-K reflect (i) the historical operating results of PWP OpCo prior to the Business Combination and (ii) the combined results of the Company following the Business Combination. See Note 3—Business Combination for additional discussion related to the transaction.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Use of Estimates

The preparation of the consolidated financial statements and related disclosures in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and the assumptions underlying these estimates are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

In preparing the consolidated financial statements, management makes certain estimates regarding the measurement of amounts due pursuant to the tax receivable agreement, measurement and timing of revenue recognition, assumptions used in the provision for income taxes, measurement of equity-based compensation, evaluation of goodwill and intangible assets, fair value measurement of financial instruments, and other matters that affect the reported amounts and disclosures of contingencies in the consolidated financial statements.

Cash, Cash Equivalents and Restricted Cash

Cash includes both cash and interest-bearing money market accounts and cash equivalents are defined as highly liquid investments with original maturities of three months or less from the date of purchase. As of December 31, 2022 and 2021 the Company had no cash equivalents. The Company maintains cash with banks and brokerage firms, which from time to time may exceed federally insured limits.

Restricted cash represents cash that is not readily available for general purpose cash needs. As of December 31, 2022 and 2021, the Company had restricted cash of $2.6 million and $2.0 million, respectively, maintained as collateral for letters of credit related to certain office leases.

A reconciliation of the Company's cash, cash equivalents and restricted cash as of December 31, 2022 and 2021 is presented below:

	December 31,	
	2022	2021
Cash	$ 171,570	$ 502,773
Cash equivalents	—	—
Restricted cash	2,596	2,002
Cash, cash equivalents and restricted cash as shown on statements of cash flows	$ 174,166	$ 504,775

Investments in Short-Term Marketable Debt Securities

The Company invests in short-term marketable debt securities to manage excess liquidity. As of December 31, 2022, these investments consisted solely of U.S. Treasury securities held by a consolidated broker-dealer subsidiary and were carried at fair value with changes in fair value included in Other income (expense) on the Consolidated Statements of Operations, as is required for broker-dealers. In general, these investments are recorded on the Consolidated Statements of Financial Condition within Cash and cash equivalents for investments with an original maturity from the date of purchase of three months or less, and within Investments in short-term marketable debt securities for those with original maturities longer than three months but less than one year.

Accounts Receivable

Accounts receivable are presented net of allowance for credit losses based on the Company's assessment of collectability. The Company regularly reviews its accounts receivable for collectability and an allowance is recognized for credit losses, if required. As of December 31, 2022 and 2021, $5.1 million and $2.5 million, respectively, of accrued revenue was included in Accounts receivable, net of allowance on the Consolidated Statements of Financial Condition. These amounts represent amounts due from clients and recognized as revenue in accordance with the Company's revenue recognition policies but unbilled at the end of the period.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Accounts receivable represent amounts due from clients from various industry and geographic backgrounds. As of December 31, 2022, certain accounts receivable in the aggregate amount of $28.4 million, were individually greater than 10% of the Company's gross accounts receivable and were concentrated with two clients. Of that amount, all was subsequently received after year end. As of December 31, 2021, certain accounts receivable in the aggregate amount of $13.6 million, were greater than 10% of the Company's gross accounts receivable and were concentrated with two clients. Of that amount, all was subsequently received after year end.

Allowance for Credit Losses

The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover estimated losses on accounts receivable. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's historical credit loss experience of its client receivables and taking into consideration current market conditions and supportable forecasts that affect the collectability of the reported amount. The Company updates its average credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates. The Company also regularly reviews the age of the receivables, credit worthiness of the client and the current economic conditions that may affect a client's ability to pay such amounts owed to the Company and as a result may recognize a specific credit loss reserve. Changes to expected credit losses during the period are included in General, administrative and other expenses in the Consolidated Statements of Operations. After concluding that a reserved accounts receivable is no longer collectible, the Company reduces both the gross receivable and the allowance for credit losses.

Consolidation

The Company's policy is to consolidate entities in which the Company has a controlling financial interest and variable interest entities where the Company is deemed to be the primary beneficiary. The Company is deemed to be the primary beneficiary of a variable interest entity ("VIE") when it has both (i) the power to make the decisions that most significantly affect the economic performance of the VIE and (ii) the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. PWP is the primary beneficiary of and consolidates PWP OpCo, a VIE. As of December 31, 2022 and December 31, 2021, the net assets of PWP OpCo were $237.9 million and $268.5 million, respectively. As of December 31, 2022 and December 31, 2021, the Company did not consolidate any VIEs other than PWP OpCo.

Equity Method Investments

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting. The investment balance related to an equity method investee reflects the Company's share of contributions made to, distributions received from, and the equity earnings and losses of the investee. Equity method investments are included within Prepaid expenses and other assets on the Consolidated Statements of Financial Condition. The Company reflects its share of income and losses of the investee in Other income (expense) on the Consolidated Statements of Operations using the most recently available earnings data for the reporting period.

Fair Value of Financial Instruments

The Company's financial instruments are generally recorded at fair value or at amounts that approximate fair value. The carrying values of cash, restricted cash, accounts receivable, amounts due from related parties, accounts payable and certain accrued liabilities approximate their fair values due to the short-term nature of these items.

Perella Weinberg Partners
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Fixed Assets

Fixed assets include furniture and fixtures, equipment, software development costs and leasehold improvements, which are all stated at cost less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, including (i) five years for furniture, fixtures and equipment; (ii) the lesser of the estimated life of the improvement or the remaining term of the lease for leasehold improvements; and (iii) three years for software development costs. The Company evaluates fixed assets for impairment whenever events or changes in circumstances indicate that an asset's carrying value may not be fully recovered.

Prepaid Expenses and Other Assets

Generally, prepaid expenses comprise the majority of Prepaid expenses and other assets on the Consolidated Statements of Financial Condition and represent upfront payments for various services, including subscriptions, cloud computing arrangements, software licenses and insurance, which are amortized over the life, related service period or policy. Other substantial components of Prepaid expenses and other assets are receivables from landlords for tenant improvements, income tax receivables, and certain investments.

Repurchases of Common Stock

Shares of the Company's Class A common stock may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise. The Company may structure such repurchases as either a purchase of treasury stock or a retirement of shares. The Company records its purchases of treasury stock at cost as a separate component of equity. The Company may re-issue treasury stock using the first-in-first-out method.

Tax Receivable Agreement

In connection with the Business Combination, the Company entered into a tax receivable agreement with PWP OpCo, Professional Partners and ILPs that provides for payment of 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income taxes that the Company is deemed to realize as a result of (a) each exchange of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (b) payments made under the tax receivable agreement. Management's best estimate of the amounts expected to be owed in connection with the tax receivable agreement at each reporting date are reported within Amount due pursuant to tax receivable agreement on the Consolidated Statements of Financial Condition.

Goodwill and Intangible Assets

Goodwill is recorded for the excess of the fair value of consideration transferred over the fair value of identifiable net assets, including other intangibles, acquired at the time of an acquisition. Goodwill is periodically reviewed, and tested at least annually, for impairment, and when certain events or circumstances indicate impairment may exist. Goodwill is tested for impairment at the reporting unit level. A reporting unit is a component of an operating segment for which discrete financial information is available that is regularly reviewed by management.

Intangible assets are derived from customer relationships, trade names and trademarks. Identifiable finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of ten years, reflecting the average time over which such intangible assets are expected to contribute to cash flow. The Company reviews intangible assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable.

Leases

The Company leases office space and certain office equipment under operating lease agreements. The Company determines if an arrangement or contract is a lease at inception and does not separate lease and non-lease components of the contract. The Company records the present value of its commitments for leases with terms of more than one year on the Consolidated Statements of Financial Condition as a right-of-use asset with the corresponding liability. Right-of-use assets are subject to certain adjustments for lease incentives, deferred rent and initial direct costs. The Company elected the practical expedient not to separate lease components and non-lease components in calculating the net present value of the lease payments on office space and office equipment leases. Thus, the measurement of the right-of-use asset and corresponding lease obligation uses one single combined component. All leases were determined to be operating leases. Right-of-use assets represent the Company's right to use the underlying assets for their lease terms and lease liabilities represent the Company's obligation to make lease payments arising from these leases. The Company's lease agreements do not contain any residual value guarantees. Lease expense is recognized on a straight-line basis over the lease term.

The implicit discount rates used to determine the present value of the Company's leases are not readily determinable, thus, the Company uses its incremental borrowing rate to determine the present value of its lease payments. The determination of an appropriate incremental borrowing rate requires significant assumptions and judgement. The Company's incremental borrowing rate is calculated based on multiple factors, including current market conditions, the Company's credit rating and the terms of the Company's recent debt issuances and/or current revolving credit facilities. The Company weights the rates appropriately depending on the term of the leases. Renewal and termination terms of the Company's leases vary depending on the lease. The Company estimates the expected lease terms by assuming the exercise of renewal options and extensions where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal or extension is at the sole discretion of the Company. Certain lease agreements are secured by security deposits, which are reflected in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition.

The Company subleases certain portions its office space. Sublease income is recognized on a straight-line basis over the term of the lease. The Company elected the practical expedient not to separate lease components and non-lease components for subleases.

Income Taxes

Prior to the Business Combination, the Company operated as a partnership, and therefore, was generally not subject to U.S. federal and state corporate income taxes. Subsequent to the Business Combination, PWP is a corporation and is subject to U.S. federal and state corporate income taxes on its proportionate share of taxable income generated by the operating partnership, PWP OpCo, as well as any standalone income (or loss) generated at the PWP entity level. PWP OpCo is treated as a partnership, and as a result, taxable income (or loss) generated by PWP OpCo flows through to its limited partners, including PWP, and is generally not subject to U.S. federal or state income tax at the partnership level. The Company primarily conducts business through entities held by PWP OpCo, that are disregarded for U.S. federal and state tax purposes. Certain non-U.S. subsidiaries are subject to income taxes in their respective local jurisdictions, and therefore, the related income tax provision is reported in the Consolidated Statements of Operations.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the financial reporting bases of assets and liabilities and their respective tax bases, using tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in Income tax benefit (expense) in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on the amount, timing and character of the Company's future taxable income. When evaluating the realizability of deferred tax assets, all evidence – both positive and negative – is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing temporary tax differences and tax planning strategies.

The Company analyzes its tax positions for all U.S. federal, state and local and foreign tax jurisdictions where it is required to file income tax returns. The Company records unrecognized tax benefits based on whether it is more-likely-than-not that the uncertain tax position will be sustained based on the technical merits of the position. If it is determined, that an uncertain tax position is more-likely-than-not to be sustained, the Company records the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authorities. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in Income tax benefit (expense) in the Consolidated Statements of Operations.

Debt Discounts and Issuance Costs

The Company presents its outstanding debt principal, net of the unamortized debt discounts and issuance costs on the Consolidated Statements of Financial Condition. Debt discounts and issuance costs are amortized using the effective interest method to determine interest expense over the life of the underlying debt instrument. The Company includes unamortized debt issuance costs within Prepaid expenses and other assets on the Consolidated Statements of Financial Position in periods with no outstanding borrowings.

Foreign Currencies

In the normal course of business, the Company and its subsidiaries may enter into transactions denominated in a non-functional currency. The Company recognized net foreign exchange gains (losses) arising from such transactions of $6.8 million, $(0.2) million and $(0.2) million during the years ended December 31, 2022, 2021, and 2020, respectively, which are included in Other income (expense) in the Consolidated Statements of Operations. In addition, the Company consolidates its foreign subsidiaries that have non-U.S. dollar functional currencies. Non-U.S. dollar denominated assets and liabilities are translated to U.S. dollars at the exchange rate prevailing at the reporting date and income, expenses, gains and losses are generally translated using the average exchange rate throughout the period. Cumulative translation adjustments arising from the translation of non-U.S. dollar denominated operations are included as a component of Accumulated other comprehensive loss in the Consolidated Statements of Changes in Equity.

Revenue Recognition

The services provided under contracts with clients include transaction-related advisory services, fairness opinion services, research and trading services, and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. As discussed in detail below, each performance obligation meets the criteria for either over time or point in time revenue recognition.

Transaction-Related Advisory Services

The Company is contracted to provide different investment banking and advisory services that vary depending on the nature of the contract with each individual client. These transaction-related advisory services include, but are not limited to, providing financial advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction, providing financial advice with regard to a restructuring of a client's capital structure, which may or may not result in a court-approved bankruptcy plan, and providing certain ongoing services, including research and analysis on potential targets, identifying potential investors, and financial modeling for potential transactions. Typically, the Company provides such advisory services to its clients to assist with corporate finance activities such as mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. In most circumstances, the Company considers the nature of the promises in its advisory contracts to comprise of a single performance obligation of providing advisory services to its clients. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the client.

The Company recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the Company's advisory revenue is recognized over time. However, certain performance obligations may be recognized at a point in time if the performance obligation represents a singular objective that does not transfer any notable value until formally completed, such as when issuing fairness opinions, which are further discussed below. The Company provides its advisory services on an ongoing basis, which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, the Company's clients continuously benefit from its advice as the Company is providing financial and strategic advice throughout the engagement, and, accordingly, over time revenue recognition matches the transfer of such benefits.

Although the Company's transaction-related advisory services meet the criteria for over time revenue recognition, the fee structures often involve an "all or nothing" consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Company's influence such as third-party negotiations, regulatory approval, court approval, and shareholder votes. Accordingly, a large portion of the fees associated with these services is constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period. Such determination of probability may require significant judgment.

In some cases, a portion of the variable fees may be deferred based on the services remaining to be completed, if any (e.g., when announcement fees are earned but additional services are expected to be provided between transaction announcement and transaction close). The deferred amount is often based on an estimate of the services remaining to be completed, if any. The determination of when and to what extent to subsequently recognize deferred variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone.

Certain fixed fees specified in the Company's contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed. Payments for transaction-related advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Company recognizes a receivable between the date of completion of the event and payment by the client.

Fairness Opinion Services

Although the Company usually provides fairness opinion services in conjunction with and in the same contract as other transaction-related advisory services, fairness opinion services are considered to be a separate performance obligation in such contracts because they could be obtained separately, and the Company is able to fulfill its promise to transfer transaction-related advisory services independent from its promise to provide fairness opinion services. The Company typically charges a separate, fixed fee associated with fairness opinion services that represents the standalone selling price of the fairness opinion services. The fee is recognized at the point in time at which the fairness opinion is delivered rather than over the period of time during which the services are being performed because the client does not simultaneously receive and consume the benefit of the Company's performance to provide the fairness opinion but rather receives the benefit upon delivery of the fairness opinion itself. Payments for fairness opinion services are generally due upon delivery of the fairness opinion. The Company recognizes a receivable between the date of delivery of the fairness opinion and payment by the client.

Research and Trading Services

The Company provides research on the energy and related industries and related equity and commodity markets. The Company's research clients continuously benefit from the research provided throughout arrangements between the Company and such clients, and, accordingly, over time revenue recognition matches the transfer of such benefits. Recipients of this research compensate the Company for these market insights in various ways - by direct payment (the amount of which is typically at the client's discretion based upon the perceived value of the research services provided) or through trades directed through the Company's trading desk (for commission generation) or through third-party commission sharing agreements. These services are sometimes referred to as "soft-dollar arrangements," and the amount of payment is typically based on a percentage of commission income generated from the client's trades executed by the Company. The commission per share and volume of trades are at the client's discretion based upon the perceived value of the research services and trade execution provided. Generally, the Company does not provide trading services separate and apart from research services (i.e., clients do not typically execute trades through the Company in the normal course of business; rather, trade execution is used as a means to be compensated for research services).

Because fees received for research services, and any associated trading services, are typically at the complete discretion of the client and are based on the value the client perceives in the research services provided, the entire transaction price associated with such services is variable. Accordingly, because of the broad range of possible outcomes and the inability to predict the value the client will ascribe to such services, the Company fully constrains the revenue associated with research services, and any associated trading services, until the uncertainty associated with the variable consideration is subsequently resolved, which is typically upon the earlier of receiving an invoice request from the client or receiving payment from the client.

Underwriting Services

Revenue associated with underwriting services includes management fees, selling concessions and underwriting fees attributable to public and private offerings of equity and debt securities. The nature of the Company's underwriting services is raising capital on behalf of an issuer and therefore is typically accounted for as a single performance obligation. A separate performance obligation is identified in instances in which the contract with the client includes an over-allotment option. The Company's underwriting services generally do not meet any of the requirements for revenue to be recognized over time and, therefore, the Company typically recognizes underwriting revenue on the pricing date of the offering, which is when the Company receives the pricing wire communication from the lead underwriter detailing the underwriting fees to which the Company is entitled. Similarly, the performance obligation associated with the over-allotment is satisfied at the point in time at which the option is exercised.

The Company's role in underwriting commitments is usually as a co-manager or passive bookrunner, rather than as the lead underwriter. Accordingly, the Company estimates its share of transaction-related expenses incurred by the underwriting syndicate on the pricing date of the offering and presents these expenses gross within Travel and related expenses in the Consolidated Statements of Operations. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Contract Costs and Contract Balances

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing transaction-related advisory services and are typically expensed as incurred as these costs are related to performance obligations that are satisfied over time. The Company is typically reimbursed by the client for certain of these out-of-pocket expenses, which is recorded within Revenues in the Consolidated Statements of Operations.

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The Company records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g., receipt of certain announcement, retainer or upfront fees before the performance obligation has been fully satisfied).

Interest Income

The Company typically earns interest on cash at banks, which is recorded on an accrual basis.

Compensation and Benefits

Compensation and benefits expense consists of salaries, bonuses (discretionary awards and guaranteed amounts), severance, deferred compensation, as well as payroll and related taxes and benefits for the Company's employees. In all instances, compensation expense is accrued over the requisite service period.

Equity-Based Compensation

Equity-based compensation relates to equity-based awards granted to employees and partners of the Company. In all instances of equity-based awards, compensation expense is recognized over the requisite vesting period or requisite service period in an amount equal to the fair value of the awards at the grant date. Certain awards are amortized over the expected service period for employees who are or will become retirement eligible prior to the stated vesting date. Equity-based compensation expense for employees and partners is included in Equity-based compensation on the Consolidated Statements of Operations and equity-based compensation expense for non-employees is included in Professional fees on the Consolidated Statements of Operations. Refer to Note 13—Equity-Based Compensation for detail of amounts included in each financial statement line item. The Company accounts for forfeitures of awards as they occur rather than applying an estimated forfeiture rate. For an award with service-only conditions that has a graded vesting schedule, the Company recognizes the compensation cost for the entire award on a straight-line basis over the requisite service period, ensuring that the amount recognized is at least equal to the vested portion of the award at each reporting date.

Deferred Compensation

The Company enters into certain deferred compensation arrangements whereby portions of compensation related to certain employees and partners are deferred and paid in later periods. The deferred compensation amounts are charged to expenses over the period that each employee and partner is required to provide services in order to vest in the payment.

Non-Controlling Interests

For entities that are consolidated but not 100% owned, a portion of the income or loss and equity is allocated to holders of the non-controlling interest. The aggregate of the income or loss and corresponding equity that is owned by the holders of the non-controlling interest is included in non-controlling interest in the consolidated financial statements. Non-controlling interests are presented as a separate component of equity on the Consolidated Statements of Financial Condition. Net income (loss) includes the net income (loss) attributable to the holders of the non-controlling interests on the Consolidated Statements of Operations. Profits and losses of PWP OpCo are allocated to the non-controlling interests in proportion to their ownership interest regardless of their basis, with an exception for certain equity-based compensation expense which are fully attributed to non-controlling interests. Refer to Note 13—Equity-Based Compensation for further information.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to Class A common shareholders by the weighted-average shares of Class A common shares outstanding without the consideration for potential dilutive securities. Diluted net income (loss) per share represents basic net income (loss) per share adjusted to include the potentially dilutive effect of outstanding unvested share awards, warrants, and PWP OpCo Units that are exchangeable into shares of Class A common stock on a one-for-one basis. Diluted net income (loss) per share is computed by dividing the net income attributable to Class A common shareholders by the weighted-average number of shares of Class A common stock outstanding for the period determined using the treasury stock method and if-converted method, as applicable.

Contingencies and Litigation

The Company records loss contingencies if (i) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the consolidated financial statements; and (ii) the amount of loss can be reasonably estimated. If one or both criteria for accrual are not met, but there is at least a reasonable possibility that a loss will occur, no accrual for a loss contingency is recorded. However, the Company describes the contingency and provides detail, when possible, of the estimated potential loss or range of loss. If an estimate cannot be made, a statement to that effect is made. Costs incurred with defending matters are expensed as incurred. Accruals related to loss contingencies are recorded in Other income (expenses) in the Consolidated Statements of Operations.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of Net income (loss) and Other comprehensive income (loss). The Company's Other comprehensive income (loss) is comprised of foreign currency cumulative translation adjustments.

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements that had a material effect on the Company's consolidated financial statements.

Future Adoption of Accounting Pronouncements

No changes to U.S. GAAP that are not yet effective are expected to have a material effect on the Company's consolidated financial statements.

Note 3—Business Combination

On June 24, 2021, the Company consummated a business combination pursuant to the Business Combination Agreement dated as of December 29, 2020, by and among the Company (previously FTIV), the Sponsor, PWP OpCo, PWP GP LLC, PWP GP, Professional Partners, and Professionals GP. Pursuant to the Business Combination Agreement, among other things, (i) FTIV acquired certain partnership interests in PWP OpCo, (ii) PWP OpCo became jointly-owned by PWP, Professional Partners and certain existing partners of PWP OpCo, and (iii) PWP OpCo now serves as the Company's operating partnership as part of an Up-C structure. The Business Combination was treated as a reverse recapitalization transaction between entities under common control, whereby PWP OpCo was considered the accounting acquirer and predecessor entity and therefore recognized the carrying value of the net assets of FTIV as an equity contribution with no incremental goodwill or intangible assets.

On December 29, 2020, concurrent with the execution of the Business Combination Agreement, FTIV also entered into subscription agreements with certain private investors ("PIPE Investors"), pursuant to which the PIPE Investors collectively subscribed for 12,500,000 shares of the Company's Class A common stock for an aggregate purchase price equal to $125.0 million (the "PIPE Investment"), including $1.5 million subscribed by entities related to the Sponsor. The PIPE Investment was consummated concurrently with the Closing.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

In connection with the consummation of the Business Combination, the following occurred:

- Pursuant to the Sponsor Share Surrender and Share Restriction Agreement executed concurrently with the Business Combination Agreement among the Sponsor, FTIV, PWP OpCo and certain other parties (the "Surrender Agreement"), which was amended on May 4, 2021, Sponsor surrendered and forfeited to FTIV 1,023,333 shares of Class B common stock, par value $0.0001 per share, of FTIV;

- All outstanding shares of FTIV's Class B common stock (other than the 1,023,333 shares of FTIV Class B common stock that were forfeited by the Sponsor) were converted into shares of FTIV's Class A common stock, and FTIV's outstanding warrants were assumed by the Company and became exercisable for shares of Company Class A common stock on the same terms as were contained in the warrant agreements prior to the Business Combination;

- FTIV acquired newly-issued common units of PWP OpCo in exchange for $355.0 million in cash and 42,956,667 shares of Class A common stock. The cash contributed equated to the proceeds from the PIPE Investment and the outstanding cash balances and marketable securities held in a trust account of FTIV as of Closing;

- FTIV issued new shares of Class B-1 common stock, which have 10 votes per share and Class B-2 common stock, which have one vote per share, to PWP OpCo, with the Class B-1 common stock being distributed to and owned by Professional Partners and the Class B-2 common stock being distributed to and owned by ILPs, with the number of shares of such common stock issued to PWP OpCo equal the number of PWP OpCo Units that were held by Professional Partners and ILPs, respectively, following the Closing;

- Professional Partners contributed the equity interests of PWP GP, the general partner of PWP OpCo, to FTIV;

- PWP OpCo repaid all of its indebtedness including $150.0 million of Convertible Notes and $27.7 million of the Revolving Credit Facility, both as defined in Note 10—Debt, as well as accrued interest and applicable premium, resulting in a Loss on debt extinguishment of $39.4 million;

- PWP OpCo first redeemed PWP OpCo Units held by certain electing ILPs in the amount of $80.5 million, and second, redeemed PWP OpCo Units held by certain electing former working partners in the amount of $28.6 million; and

- FTIV was renamed "Perella Weinberg Partners."

On the date of the Closing, the Company recorded $22.2 million in public warrant liabilities and $0.7 million in private warrant liabilities, which represented their fair value on such date. See Note 12—Warrants for further information. In conjunction with the Business Combination, the Company incurred approximately $2.9 million in transaction expenses, which were recorded in Professional fees on the Consolidated Statements of Operations, as well as $27.6 million of offering costs which were offset against the proceeds of the Business Combination. The Business Combination resulted in an increase to the Company's deferred tax assets, with a corresponding increase to the Amount due pursuant to tax receivable agreement, primarily related to a step-up in the tax basis of certain assets that will be recovered as those assets are amortized.

At the time of the Closing, there were 42,956,667 shares of Class A common stock and 50,154,199 shares of Class B common stock outstanding. The number of shares of Class B common stock outstanding corresponds to the number of PWP OpCo Units attributable to the Professional Partners and ILPs. Such PWP OpCo Units are exchangeable into shares of PWP's Class A common stock on a one-for-one basis and represent the non-controlling ownership interests in the Company. Class B-1 and B-2 common stock have de minimis economic rights. See Note 11—Stockholders' Equity for additional information.

Concurrent with the Closing, the Company entered into certain other related agreements which are discussed further in Note 11—Stockholders' Equity and Note 17—Related Party Transactions.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 4—Revenue and Receivables from Contracts with Customers

The following table disaggregates the Company's revenue between over time and point in time recognition:

	Year Ended December 31,		
	2022	2021	2020
Over time	$ 609,392	$ 749,067	$ 494,295
Point in time	22,115	52,595	24,691
Total revenues	$ 631,507	$ 801,662	$ 518,986

Reimbursable expenses billed to clients was $3.2 million, $5.0 million, and $6.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Remaining Performance Obligations and Revenue Recognized from Past Performance

As of December 31, 2022, the aggregate amount of the transaction price allocated to performance obligations yet to be satisfied is $4.5 million and the Company generally expects to recognize this revenue within the next twelve months. Such amounts primarily relate to the Company's performance obligations of providing transaction-related advisory services.

The Company recognized revenue of $333.2 million, $313.2 million, and $177.4 million, respectively, during the years ended December 31, 2022, 2021, and 2020, related to performance obligations that were satisfied or partially satisfied in prior periods. These amounts were recognized upon resolution of revenue constraints and uncertainties in the respective current period and generally related to transaction-related advisory services.

Contract Balances

As of December 31, 2022 and 2021, the Company recorded $5.0 million and $7.8 million, respectively, for contract liabilities which are presented as Deferred revenue on the Consolidated Statements of Financial Condition. The Company recognized revenue of $5.6 million, $10.6 million and $1.7 million, respectively, for the years ended December 31, 2022, 2021, and 2020, of the respective beginning deferred revenue balance, which was primarily related to transaction-related advisory services that are recognized over time.

Allowance for Credit Losses

The allowance for credit losses activity for the years ended December 31, 2022, 2021, and 2020 is as follows:

	Year Ended December 31,		
	2022	2021	2020
Beginning Balance(1)	$ 1,851	$ 1,045	$ 1,924
Bad debt expense	2,158	646	2,991
Write-offs	(2,834)	(551)	(3,588)
Recoveries	—	710	—
Foreign currency translation and other adjustments	(32)	1	(282)
Ending Balance	$ 1,143	$ 1,851	$ 1,045

(1) Beginning balance for the year ended December 31, 2020 includes the cumulative adjustment of approximately $0.2 million which reflects the increase in the Company's allowance for credit losses upon adoption of Accounting Standards Update 2016-13 on January 1, 2020.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 5—Leases

The Company leases office space and certain office equipment under operating lease agreements. See summary below of significant new leases and lease modifications.

In July 2020, the Company modified the terms of its New York office space lease by shortening the lease term of certain floor space and extending the contractual lease term of other floor space. These contractual changes were treated as a modification of the original lease. The modified lease was reassessed and continues to be considered an operating lease. The lease liability was remeasured as of the modification date and resulted in an increase of $12.9 million and a corresponding increase to the right-of-use asset as well as a $0.1 million gain, which was recognized as Other income (expense) on the Consolidated Statements of Operations.

In May 2021, the Company extended the term of its New York office lease by five months, which resulted in an increase to Lease liabilities and a corresponding increase to Right-of-use lease assets of $5.1 million. On July 26, 2021, the Company executed a lease amendment to vacate a portion of its Houston office space, which resulted in a $1.9 million decrease to Right-of-use lease assets, a $2.4 million decrease to Lease liabilities and a $0.5 million gain recorded in Other income (expense) in the Consolidated Statements of Operations.

During the first half of 2022, the Company entered into amendments to its New York and Los Angeles office leases, as well as a new 12-year lease agreement related to the relocation of the Company's U.K. office in London. The New York lease amendment extended the term of the lease by approximately 16 years with an expiration of December 31, 2039. The amended term of the Los Angeles lease is scheduled to expire on December 31, 2032. In the second quarter of 2022, the Company's amended Los Angeles lease commenced and the amended New York lease partially commenced resulting in an increase to Lease liabilities and a corresponding increase to Right-of-use lease assets of $66.3 million. In the third quarter of 2022, the New York lease became fully commenced and the U.K. lease also commenced, which resulted in an additional $62.3 million increase to Lease liabilities and a corresponding increase to Right-of-use lease assets.

Other information as it relates to the Company's operating leases is as follows:

	Year Ended December 31,	
	2022	2021
Weighted-average discount rate - operating leases	4.6 %	2.5 %
Weighted-average remaining lease term - operating leases	14.9 years	3.3 years

	Year Ended December 31,		
	2022	2021	2020
Operating lease cost	$ 20,140	$ 19,006	$ 19,486
Variable lease cost	2,550	4,716	6,145
Sublease income - operating leases	(682)	(2,957)	(3,942)
Total net lease cost	$ 22,008	$ 20,765	$ 21,689
Cash paid for lease obligation	$ 17,057	$ 19,858	$ 21,532

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

As of December 31, 2022, the maturities of undiscounted operating lease liabilities of the Company are as follows:

Years Ending:	Operating Leases	Sublease Income	Net Payments
2023	$ (3,851)	$ 307	$ (4,158)
2024	7,628	—	7,628
2025	18,214	—	18,214
2026	19,285	—	19,285
2027	18,452	—	18,452
Thereafter	187,612	—	187,612
Total lease payments [(1)]	247,340	$ 307	$ 247,033
Less: Imputed Interest	(81,739)		
Total lease liabilities	$ 165,601		

(1) Total future lease payments are presented net of expected lease incentives, including landlord contributions to tenant improvements.

Refer to Note 17—Related Party Transactions for information regarding the Company's subleasing arrangements.

Note 6—Goodwill and Intangible Assets

Goodwill

In connection with the 2016 business combination between the Company and Tudor, Pickering, Holt & Co., LLC (the "TPH Business Combination"), the Company recorded goodwill in the amount of $34.4 million. Based on the Company's quantitative assessment for impairment, no goodwill impairment was recorded during the years ended December 31, 2022, 2021, and 2020.

Intangible Assets

Below is the detail of the intangible assets that were recognized in conjunction with the TPH Business Combination:

	December 31, 2022		
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 47,400	$ (28,835)	$ 18,565
Trade names and trademarks	18,400	(11,193)	7,207
Total	$ 65,800	$ (40,028)	$ 25,772

	December 31, 2021		
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 47,400	$ (24,095)	$ 23,305
Trade names and trademarks	18,400	(9,353)	9,047
Total	$ 65,800	$ (33,448)	$ 32,352

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The intangible assets are amortized over an average useful life of 10 years. Intangible amortization expense was $6.6 million for each of the years ended December 31, 2022, 2021, and 2020, which is included in Depreciation and amortization in the Consolidated Statements of Operations. Amortization of intangible assets held at December 31, 2022 is expected to be $6.6 million for each of the years ending December 31, 2023, 2024, and 2025, and $6.0 million for the year ending December 31, 2026. These intangible assets will be fully amortized by November 30, 2026.

Note 7—Regulatory Requirements

The Company has a number of consolidated subsidiaries registered as broker-dealers with regulatory agencies in their respective countries, including the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority (FINRA), the New Self-Regulatory Organization of Canada ("New SRO," formerly the Investment Industry Regulatory Organization of Canada or "IIROC"), the Financial Conduct Authority (FCA) of the United Kingdom (the "UK") and the Autorité de contrôle prudentiel et de resolution (ACPR) of France. None of the SEC regulated subsidiaries hold funds or securities for, or owe money or securities to, clients or carry accounts of or for clients, and as such are all exempt from the SEC Customer Protection Rule (Rule 15c3-3). As of December 31, 2022 and 2021, all regulated subsidiaries were in excess of their applicable capital requirements.

As a result of the capital requirements and various regulations on these broker dealers, a portion of the capital of each subsidiary of the Company is restricted and may be unavailable to pay its creditors.

Note 8—Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization and consist of the following as of December 31, 2022 and 2021:

	December 31,	
	2022	2021
Leasehold improvements	$ 76,389	$ 45,770
Furniture and fixtures	15,313	12,028
Equipment	21,382	15,969
Software	6,945	8,581
Total	120,029	82,348
Less: Accumulated depreciation and amortization	(71,639)	(71,986)
Fixed assets, net	$ 48,390	$ 10,362

Depreciation expense related to fixed assets was $3.1 million, $6.7 million, and $7.3 million for the years ended December 31, 2022, 2021, and 2020, respectively. Amortization expense related to software development costs was $1.0 million, $1.2 million, and $1.7 million for the years ended December 31, 2022, 2021, and 2020, respectively.

During the year ended December 31, 2022, the Company disposed of certain obsolete assets, substantially all of which were fully depreciated. Substantially all leasehold improvement assets capitalized during the year ended December 31, 2022 were related to build-out projects associated with new or amended office leases in New York, Los Angeles, and the U.K. Refer to Note 5—Leases for further information.

Note 9—Income Taxes

The Company's operations are generally comprised of entities that are organized as limited liability companies and limited partnerships. For U.S. federal income tax purposes, taxes related to income earned by these entities represent obligations of their interest holders. The Company is subject to certain foreign, state and local entity-level taxes (for example, the New York City Unincorporated Business Tax). These taxes have been reflected in the Company's consolidated financial statements and allocated between the Company and the non-controlling interest holders. In addition, the Company is subject to U.S. corporate federal, state and local income tax on its allocable share of results of operations from PWP OpCo.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The Company's income (loss) before income taxes is associated with activities in domestic and international jurisdictions, as follows:

	Year Ended December 31,		
	2022	2021	2020
Domestic	$ (36,935)	$ 256	$ (33,803)
International	15,515	22,694	12,914
Income (loss) before income taxes	$ (21,420)	$ 22,950	$ (20,889)

The components of Income tax benefit (expense) consist of the following:

	Year Ended December 31,		
	2022	2021	2020
Current			
Federal income tax	$ (6,090)	$ (6,500)	$ —
State and local income tax	(3,428)	(4,437)	(1,427)
Foreign income tax	(3,552)	(11,641)	(2,615)
Total current income tax benefit (expense)	(13,070)	(22,578)	(4,042)
Deferred			
Federal income tax	2,554	1,462	—
State and local income tax	232	512	—
Foreign income tax	(43)	1,677	589
Total deferred income tax benefit (expense)	2,743	3,651	589
Income tax benefit (expense)	$ (10,327)	$ (18,927)	$ (3,453)

The following table reconciles the U.S. federal statutory tax rate to the effective income tax rate:

	Year Ended December 31,		
	2022	2021	2020
Expected income tax expense at the federal statutory rate	21.0 %	21.0 %	21.0 %
Partnership income not subject to U.S. corporate income taxes	(10.7)%	(21.4)%	(21.0)%
Foreign income taxes, net of federal benefit	(7.9)%	10.7 %	(9.7)%
State and local income taxes, net of federal benefit	(12.5)%	15.7 %	(6.8)%
Non-deductible compensation expense	(53.5)%	26.0 %	— %
Unrecognized tax benefits, net of federal benefit	5.3 %	26.7 %	— %
Change in fair value of warrant liabilities	7.5 %	2.1 %	— %
Other, net	2.6 %	1.7 %	— %
Effective income tax rate	(48.2)%	82.5 %	(16.5)%

The Company's effective tax rate is dependent on many factors, including the amount of income subject to tax. Consequently, the effective tax rate can vary from period to period. The Company was not subject to U.S. federal or state corporate income taxes prior to the Business Combination.

Current tax receivables and payables are included in Prepaid expenses and other assets and Accounts payable, accrued expenses and other liabilities, respectively, on the Consolidated Statements of Financial Condition.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Deferred income taxes reflect the net effect of temporary differences between the tax basis of an asset or liability and its reported amount on the Company's Consolidated Statements of Financial Condition. These temporary differences result in taxable or deductible amounts in future years.

The significant components of deferred tax assets and liabilities included on the Company's Consolidated Statements of Financial Condition are as follows:

	December 31,	
	2022	2021
Deferred tax asset		
Step-up in tax basis in PWP OpCo assets	$ 24,387	$ 16,090
Operating lease liabilities	27,977	6,601
RSU amortization	9,510	3,818
Deferred compensation	1,758	3,241
Other	2,666	2,043
Deferred tax assets before valuation allowance	66,298	31,793
Valuation allowance	(743)	—
Total deferred tax assets	65,555	31,793
Deferred tax liability		
Operating right-of-use lease assets	(26,956)	(5,969)
Intangible assets	(2,600)	(3,118)
Other	(2,905)	(1,615)
Total deferred tax liabilities	(32,461)	(10,702)
Deferred tax asset, net	$ 33,094	$ 21,091

The Company evaluates the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. As of December 31, 2022, the Company recorded a valuation allowance of $0.7 million related to certain state income tax credits that the Company does not expect to utilize. As of December 31, 2021, no valuation allowance was recognized. No deferred tax asset has been recorded for the excess tax over book outside basis difference related to the Company's investment in PWP OpCo as the deferred tax asset is not expected to reverse. The Company believes it is more-likely-than-not that the remaining net deferred tax asset recorded as of December 31, 2022 will be recovered in the future based on all available positive and negative evidence.

The Business Combination resulted in a $16.1 million increase to the Company's deferred tax asset primarily related to a step-up in the tax basis of certain assets that will be recovered as those assets are amortized. In connection with the step-up in tax basis generated on the day of the Business Combination, the Company recorded a payable of $14.1 million pursuant to the terms of the tax receivable agreement.

For the year ended December 31, 2022, the Company recorded an increase to the deferred tax asset of $9.5 million related to the step-up in tax basis of PWP OpCo assets in connection with the exchanges of PWP OpCo units for shares of Class A common stock during the year. In connection with the step-up in tax basis generated from the exchanges, the Company increased the Amount due pursuant to tax receivable agreement on the Consolidated Statements of Financial Condition by $8.9 million. The remaining tax benefit is allocable to the Company and is recorded within additional paid-in-capital.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The Company does not have excess book over tax basis in its foreign investments and has therefore not provided a deferred tax liability with respect to an outside basis difference in its investment in foreign subsidiaries.

A reconciliation of the changes in tax positions for the years ended December 31, 2022, 2021, and 2020 is as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Beginning unrecognized tax benefit	$ 6,138	$ —	$ —
Additions for tax positions of prior years	—	1,574	—
Reductions for tax positions of prior years	(184)	—	—
Additions for tax positions of current year	—	4,564	—
Foreign currency translation	(326)	—	—
Ending unrecognized tax benefit	$ 5,628	$ 6,138	$ —

The Company classifies interest relating to tax matters and tax penalties as components of Income tax benefit (expense) in its Consolidated Statements of Operations. As of December 31, 2022 and 2021, there were $4.7 million and $6.1 million, respectively, of unrecognized tax benefits that, if recognized, would affect the effective tax rate. For the years ended December 31, 2022, 2021, and 2020, no material amounts of interest or penalties were recognized with respect to unrecognized tax positions.

The Company is subject to taxation in the United States and various state, local and foreign jurisdictions. As of December 31, 2022, the Company is not generally subject to examination by the tax authorities in these jurisdictions for years before 2019.

Note 10—Debt

Revolving Credit Facility

The Company has a revolving credit facility (the "Revolving Credit Facility") through a credit agreement with Cadence Bank, N.A. ("Cadence Bank"), dated November 30, 2016 (as amended, the "Credit Agreement"), with an available line of credit of $50.0 million.

Upon consummation of the Business Combination, the Company repaid all of the outstanding borrowings under the Credit Agreement, which included $27.7 million of principal plus accrued and unpaid interest. In anticipation of the Closing, on June 15, 2021, the Credit Agreement was amended such that as of the Closing Date, (i) the maturity was extended from April 1, 2022 to July 1, 2025, (ii) interest accrues at LIBOR plus a fixed rate of 2.00% per annum (with a 0.25% LIBOR floor) with an alternate base rate option equal to Cadence Bank's prime rate minus 1.00% (with a 3.25% floor), (iii) a commitment fee of 0.25% on any unused portion of the $50.0 million line of credit is due quarterly, (iv) up to $15.0 million of the Revolving Credit Facility may be used for the issuance of letters of credit, (v) up to $20.0 million of incremental revolving commitments may be incurred under the Credit Agreement, and (vi) certain financial covenants were amended. The Credit Agreement provides that the benchmark of LIBOR will be replaced with a SOFR-based rate on or prior to the date that the LIBOR benchmark is unavailable.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Prior to the Business Combination, the weighted average interest rate for the Revolving Credit Facility was 2.62% for the period from January 1, 2021 through June 24, 2021 (the Closing Date) and 3.02% for the year ended December 31, 2020. The effective interest rate of the Revolving Credit Facility taking into account $1.8 million in issuance costs was 3.7% for the period from January 1, 2021 through June 24, 2021 and 3.9% and for the year ended December 31, 2020. The amendment that occurred with the Business Combination was accounted for as a modification, and therefore, the unamortized original debt issuance costs as well as the additional $0.4 million in fees incurred to amend the facility are being amortized using the effective interest method to Interest expense over the amended remaining term of the Revolving Credit Facility. As of December 31, 2022 and 2021, there were no outstanding borrowings under the Revolving Credit Facility, and as such, unamortized debt issuance costs of $0.4 million and $0.5 million, respectively, are reported within Prepaid expenses and other assets on the Consolidated Statements of Financial Position. Interest expense related to the Revolving Credit Facility was $0.3 million, $0.7 million, and $1.6 million during the years ended December 31, 2022, 2021, and 2020, respectively.

Convertible Notes – Outstanding Prior to the Business Combination

In 2016, the Company issued 7.0% subordinated unsecured convertible notes with an aggregate principal amount of $150.0 million (the “Convertible Notes”). Prior to the Business Combination, each holder of Convertible Notes (each herein referred to as a “Holder”) had the right to convert all or a portion of their Convertible Notes into the Company’s common units at the conversion rate, plus an amount in cash equal to accrued and unpaid interest. The optional conversion was evaluated and deemed to be both beneficial and significant to require separation. The estimated intrinsic value of the beneficial conversion feature (“BCF”) was determined to be $32.7 million. The recognition of the BCF created a discount on the Convertible Notes with an offsetting increase to Partners’ capital.

Upon consummation of the Business Combination, the Company redeemed the Convertible Notes for $161.6 million, which included the total outstanding $150.0 million aggregate principal, an applicable premium for redeeming Holders owning at least $5.0 million of principal, and accrued and unpaid interest. The Company recognized a $39.4 million loss on extinguishment of the Convertible Notes composed of the $10.9 million premium and $28.5 million of unamortized debt discount and issuance costs.

Prior to the Business Combination, the effective interest rate of the Convertible Notes, considering the cash coupon rate of 7.0% as well as amortization of the BCF discount, debt discount and issuance costs, was 11.95% for the period from January 1, 2021 through June 24, 2021 (the date such Convertible Notes were redeemed) and 11.95% for the year ended December 31, 2020. The aggregate interest expense related to the Convertible Notes was $6.9 million, and $14.1 million during the years ended December 31, 2021 and 2020, respectively.

Note 11—Stockholders' Equity

Class A Common Stock

Holders of Class A common stock are entitled to one vote for each share on all matters submitted to the stockholders for their vote or approval. Additionally, holders of shares of Class A common stock are entitled to receive ratably, in proportion to the number of shares held by them, dividends and other distributions in cash, stock or property of PWP when, as, and if declared by the Board of Directors out of our assets or legally available funds. Holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters submitted to the stockholders for their vote or approval, except as required by applicable law. Shares of Class A common stock as well as Class B common stock are not subject to any conversion rights and do not have preemptive or subscription rights.

As of December 31, 2021, the Company had 7,869,975 warrants outstanding, all of which were exchanged for shares of Class A common stock during the third quarter of 2022. As of December 31, 2022, no warrants remained outstanding. See Note 12—Warrants for additional information.

Class B Common Stock

The Company has two classes of Class B common stock: Class B-1 common stock and Class B-2 common stock. Holders of Class B common stock are entitled to receive ratably, in proportion to the number of shares held, dividends of the same type as any dividends and other distributions in cash, stock or property of PWP payable or to be made on outstanding shares of Class A common stock in an amount per share of Class B common stock equal to the amount of such dividends or other distributions as would be made on 0.001 shares of Class A common stock. Additionally, the holders of shares of Class B common stock are entitled to receive on a pari passu basis with the holders of the Class A common stock, such dividend or other distribution on the Class A common stock when, as, and if declared by the Board of Directors out of our assets or legally available funds. Each holder of Class B-1 common stock shall be entitled to ten votes for each share of Class B-1 common stock held of record by such holder for so long as the Professional Partners directly or indirectly maintain units that represent at least ten percent of issued and outstanding Class A common stock (the "10% Condition"). After the 10% Condition ceases to be satisfied, each share of Class B-1 common stock shall be entitled to one vote. Each holder of Class B-2 common stock shall be entitled to one vote for each share of Class B-2 common stock held of record by such holder.

The Class B-1 common stock was distributed to and owned by Professional Partners and the Class B-2 common stock was distributed to and owned by ILPs, with the number of shares of such Class B common stock issued equal to the number of PWP OpCo Units held by Professional Partners and ILPs, respectively, at the Business Combination Closing.

Preferred Stock

The Board of Directors may establish one or more classes or series of preferred stock (including convertible preferred stock). Our Board of Directors may determine, with respect to any class or series of preferred stock, the terms and rights of such class or series. We currently do not have any preferred stock issued and outstanding.

Dividends

During the years ended December 31, 2022 and 2021, the Company's Board of Directors declared cash dividends of $0.28 per share and $0.14 per share, of Class A common stock, respectively, totaling $17.9 million and $8.7 million, respectively, including dividends paid, accrued dividends and dividend equivalent units on unvested PWP Incentive Plan Awards (as defined in Note 13—Equity-Based Compensation). Holders of Class B common stock also receive dividends equal to the amount of dividends declared on 0.001 shares of Class A common stock, and such dividends are included in the aforementioned total dividends declared.

Share Repurchase Program

On February 16, 2022, the Company's Board of Directors approved a stock repurchase program under which the Company is authorized to repurchase up to $100.0 million of the Company's Class A common stock with no requirement to purchase any minimum number of shares. Shares may be repurchased under the new repurchase program through open market purchases, privately negotiated transactions, block trades, accelerated or other structured share repurchase programs, or other means. The manner, timing, pricing and amount of any transactions will be subject to the Company's discretion. During the year ended December 31, 2022, the Company purchased 9,544,016 shares, at an average price per share of $7.20, resulting in an increase of $68.7 million, at cost, to Treasury stock on the Company's Consolidated Statement of Financial Condition.

Rights upon Liquidation

In the event of any liquidation, dissolution or winding up of PWP, after payments to creditors of the corporation that may at the time be outstanding and subject to the rights of any holders of Preferred Stock that may then be outstanding, holders of shares of Class A common stock and Class B common stock shall be entitled to receive ratably, in proportion to the number of shares held by them, all remaining assets and funds of PWP available for distribution. For purposes of any such distribution, each share of Class B common stock shall be entitled to receive the same distribution as 0.001 shares of Class A common stock.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Non-Controlling Interests

Non-controlling interests represents the ownership interests in PWP OpCo held by holders other than Perella Weinberg Partners. As of December 31, 2022 and 2021, Professional Partners and the ILPs own 44,563,877 and 50,154,199 PWP OpCo Units, respectively, which represent a 51.61% and 54.01% non-controlling ownership interest in PWP OpCo, respectively. These PWP OpCo Units are exchangeable into PWP Class A common stock on a one-for-one basis. See further discussion of exchange rights and exchange activity below. Class B-1 and Class B-2 common stock have de minimis economic rights.

Registration Rights Agreement

In connection with the Closing, the Company entered into a registration rights agreement among the Sponsor, Professional Partners and the ILPs pursuant to which the Company was required to file with the SEC a registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") registering the resale of certain shares of its Class A common stock and certain of its other equity securities, which was filed by the Company with the SEC on July 15, 2021. On July 7, 2022, the Company filed a post-effective amendment to the registration statement on Form S-3 for the purpose of converting the prior registration statement on Form S-1 into a registration statement on Form S-3. The Company bears the expenses incurred in connection with the filing of any registration statements filed pursuant to the registration rights agreement. The registration rights agreement does not contain any penalties associated with failure to file or to maintain the effectiveness of a registration statement covering the shares owned by individuals covered by such agreement.

Sponsor Share Surrender and Share Restriction Agreement

Concurrent with the Business Combination Agreement, FTIV, PWP OpCo and certain other parties entered into the Surrender Agreement with the Sponsor, which was amended on May 4, 2021, under which the founder shares owned by the Sponsor as of the Closing and certain shares of Class A common stock purchased by the Sponsor as part of private placement units in connection with FTIV's initial public offering were subject to transfer restrictions for six months following the Closing of the Business Combination, or until December 24, 2021, and certain of the founder shares owned by the Sponsor as of the Closing continue to be subject to transfer restrictions that lapse in tranches based on share price targets or the 10 year anniversary, whichever occurs first. On January 7, 2022, the Sponsor distributed 5,456,667 shares of Class A common stock to its members (the "Sponsor Distribution"), after which the Sponsor owned 1,000,000 founder shares. The 1,000,000 founder shares retained by the Sponsor and 1,738,680 of the founder shares distributed in the Sponsor Distribution remain subject to the transfer restrictions referred to above.

Additionally, if, prior to the fourth anniversary of the Closing, the closing share price is greater than $12.00 per share or $15.00 per share for any 20 trading days out of 30 consecutive trading days (each a "Trigger Date"), then, during the 15 day period following such Trigger Date, the Company shall have the right to purchase from the Sponsor or its permitted transferees, as applicable, up to an aggregate of 1,000,000 founder shares per Trigger Date for a purchase price of $12.00 per share or $15.00 per share, respectively, by providing written notice of such repurchase election to the Sponsor or its permitted transferees, as applicable.

On August 9, 2021, the Company repurchased 1,000,000 founder shares from the Sponsor at a purchase price of $12.00 per share for a total purchase price of $12.0 million. The share repurchase was recorded to Treasury stock, at cost, on our Consolidated Statements of Financial Condition.

Stockholder Agreement

On the date of the Closing, PWP and Professional Partners entered into a Stockholders Agreement (the "Stockholders Agreement"), providing for certain approval and director nomination rights in favor of Professional Partners. The Stockholders Agreement provides that for so long as Professional Partners or its limited partners as of the date of the Closing (or their permitted successors or assigns) continue to hold securities representing at least five percent of the Company's outstanding Class A common stock on an as-exchanged basis (the "5% Condition"), the Board of Directors may not approve, absent the prior consent of Professional Partners, any amendment to the certificate of incorporation or bylaws of the Company, or the limited partnership agreement of PWP OpCo, in each case, that would materially and adversely affect in a disproportionate manner the rights of Professional Partners or its limited partners.

In addition, for so long as the 10% Condition is met, the Board of Directors may not approve, absent the prior consent of Professional Partners, a number of ordinary course operating activities in respect of the Company, PWP OpCo and PWP OpCo's subsidiaries.

The effect of the agreement is that Professional Partners may maintain control over the Company's significant corporate transactions even if it holds less than a majority of the combined total voting power of the Class A and Class B common stock. The Stockholders Agreement will terminate once the 5% Condition is no longer satisfied.

PWP OpCo Limited Partnership Agreement

Governance and Voting and Economic Rights

On the date of the Closing, PWP OpCo adopted an Amended and Restated Agreement of Limited Partnership of PWP OpCo (as amended, restated, modified or supplemented from time to time, the "PWP OpCo LPA"). Through the Company's control of PWP GP, the general partner of PWP OpCo, the Company will have unilateral control (subject to the consent of PWP OpCo's partners on certain limited matters) over the affairs and decisions of PWP OpCo, including the appointment of officers of PWP OpCo. As such, including through such officers and directors, the Company will be responsible for all operational and administrative decisions of PWP OpCo and the day-to-day management of PWP OpCo's business. Furthermore, PWP GP cannot be removed as the general partner without the Company's approval. No holders of PWP OpCo Units (the "PWP OpCo Unitholders"), in their capacity as such, will have any authority or right to control the management of PWP OpCo or to bind it in connection with any matter. However, Professional Partners, which is ultimately managed by a committee of limited partners that manages Professionals GP, the general partner of Professional Partners, will have the ability to exercise majority voting control over the Company by virtue of its ownership of all outstanding shares of Class B-1 common stock.

In accordance with the PWP OpCo LPA, the Company intends to use best efforts to cause PWP OpCo to make sufficient cash distributions to the PWP OpCo Unitholders to fund their tax obligations in respect of the income of PWP OpCo that is allocated to them. Generally, these tax distributions will be computed based on the Company's estimate of the net taxable income of PWP OpCo allocable to such holder of partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation (taking into account the non-deductibility of certain expenses and the character of PWP OpCo's income).

Exchange Rights

In accordance with the PWP OpCo LPA, PWP OpCo Unitholders (other than the Company) may exchange these units for (i) shares of Class A common stock on a one-for-one basis or (ii) cash from an offering of shares of Class A common stock with the form of consideration determined by the Company. Concurrently with an exchange of PWP OpCo Units for shares of Class A common stock or cash by a PWP OpCo Unitholder who also holds shares of Class B common stock, such PWP OpCo Unitholder will be required to surrender to the Company a number of shares of Class B common stock equal to the number of PWP OpCo Units exchanged, and such shares will be converted into shares of Class A common stock or cash (at our option) which will be delivered to such PWP OpCo Unitholder (at our option) at a conversion rate of 0.001.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The PWP OpCo LPA contains restrictions on the ability to exchange PWP OpCo Units for shares of Class A common stock or cash from an offering of shares of Class A common stock, for the following periods: (i) PWP OpCo Units held by Professional Partners are subject to a restriction for time periods that are fully back-to-back with the lock-up periods contemplated in the amended and restated limited partnership agreement of Professional Partners (generally speaking, such lock-up periods (a) for former working partners, was 180 days after Closing and expired on December 24, 2021; and (b) for working partners, is between three to five years after the Closing), (ii) PWP OpCo Units held by ILPs existing at the time of the Business Combination were subject to such restriction for 180 days after the Closing, which expired on December 24, 2021, and (iii) any other outstanding PWP OpCo Units not previously covered by clauses (i) and (ii) above are subject to such restriction for a period of twelve months following the date on which such PWP OpCo Units were acquired. PWP GP may waive, and in certain cases has waived, the foregoing restrictions for any holder with respect to all or a portion of such holder's units, with no obligation to do so for any other holder.

On January 21, 2022, the Company closed a follow-on public offering of 3,502,033 shares of Class A common stock (the "Offering") at a public offering price of $10.75 per share for total gross proceeds of $37.6 million, before deducting underwriting discounts and commissions. All proceeds from the Offering, net of the underwriting discounts and commissions of $0.32 per share or an aggregate of $1.1 million, were used by the Company to settle an exchange of certain PWP OpCo Units and certain shares of Class B common stock. Under the terms of the underwriting agreement, directors, officers and certain significant shareholders signed customary lockup agreements with respect to their ownership of Class A common stock. Total deferred offering costs of $1.3 million for the Offering were netted against the proceeds of the offering in Additional paid-in-capital on the Consolidated Statements of Financial Condition.

On February 28, 2022, May 31, 2022, September 6, 2022, and December 1, 2022 the Company settled exchanges of certain PWP OpCo Units and certain shares of Class B common stock for 337,048, 629,591, 764,873 and 362,362 shares of Class A common stock, respectively.

The exchanges created a step-up in tax basis for which the Company recorded on the Consolidated Statements of Financial Condition an increase in Deferred tax assets, net, as well as a related increase in Amounts due pursuant to tax receivable agreement resulting in a net increase to Additional paid-in-capital.

Note 12—Warrants

Warrant Exchange

On August 23, 2022, the Company concluded an offer to holders of its outstanding warrants which provided such holders the opportunity to receive 0.20 shares of the Company's Class A common stock in exchange for each warrant tendered by such holders. This offer coincided with a solicitation of consents from holders of the public warrants to amend the warrant agreement (together, the "Warrant Exchange Offer"). As a result, 7,388,071 public warrants and 80,456 private warrants were exchanged, collectively, for 1,493,688 shares of the Company's Class A common stock, with a minimal cash settlement in lieu of partial shares. Subsequently, as a result of the warrant amendment, each remaining outstanding warrant was converted into 0.18 shares of Class A common stock for a total of 72,260 shares of the Company's Class A common stock with a minimal cash settlement in lieu of partial shares, and subsequently, no warrants remained outstanding.

The Company incurred $1.3 million of costs directly related to the Warrant Exchange Offer, consisting primarily of dealer manager fees and professional, legal, printing, filing, regulatory, and other costs. The costs were recorded in Professional fees on the Consolidated Statements of Operations as the transactions did not generate any proceeds to the Company and therefore the costs did not qualify to be deferred or charged to Additional paid-in-capital. Immediately prior to exchange, the warrants were marked to fair value on the respective date of settlement, which was recorded within Change in fair value of warrant liabilities on the Consolidated Statements of Operations. Upon exchange, the warrant liabilities were removed from the Consolidated Statements of Financial Condition and the issuance of shares of Class A common stock was reflected within equity. No public or private warrants remained outstanding as of December 31, 2022.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Prior to Warrant Exchange

Prior to the Warrant Exchange Offer, each warrant entitled the registered holder to purchase one share of Class A common stock at an exercise price of $11.50 per share. The warrants met the definition of a derivative under Accounting Standards Codification ("ASC") Topic 815, Derivatives and Hedging, and as such, the Company recorded these warrants as liabilities at fair value upon the closing of the Business Combination in accordance with ASC Topic 820, Fair Value Measurement, with subsequent changes in their respective fair values recorded in Change in fair value of warrant liabilities on the Consolidated Statements of Operations. See Note 16—Fair Value Measurements and Investments for descriptions of the valuation methodology and further information.

Note 13—Equity-Based Compensation

PWP Omnibus Incentive Plan Awards

Concurrent with the Business Combination, the Company adopted the Perella Weinberg Partners 2021 Omnibus Incentive Plan (the "PWP Incentive Plan"), which establishes a plan for the granting of incentive compensation awards measured by reference to PWP Class A common stock ("PWP Incentive Plan Awards"). Under the PWP Incentive Plan, the Company may grant options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance restricted stock units ("PSUs"), stock bonuses, other stock-based awards, cash awards or any combination of the foregoing. The PWP Incentive Plan established a reserve for a one-time grant of awards that occurred in connection with the Business Combination (the "Transaction Pool Reserve") as well as a reserve for general purpose grants (the "General Share Reserve"). The maximum aggregate number of shares of Class A common stock reserved for issuance from the General Share Reserve will be increased on the first day of each fiscal year of the Company beginning in calendar year 2022 by the number of shares of Class A common stock equal to the excess, if any, of (i) 15% of the number of outstanding shares of Class A common stock and the outstanding PWP OpCo Units that are exchangeable for shares of Class A common stock, in each case, on the last day of the immediately preceding fiscal year, over (ii) the number of shares of Class A common stock reserved and available for issuance in respect to future grants of awards under the PWP Incentive Plan as of the last day of the immediately preceding fiscal year. The Company uses newly issued shares of Class A common stock to satisfy vested awards under the PWP Incentive Plan, with the exception of vested awards for certain employees in France which are issued out of the Company's shares of treasury stock. Awards granted from the General Share Reserve that are subsequently forfeited, cancelled, exchanged, surrendered, terminated or expired are available for future grant. However, awards granted from the Transaction Pool Reserve that are subsequently forfeited, cancelled, exchanged, surrendered, terminated or expired are not available for future grant. As of December 31, 2022, 7,733,628 total shares remained reserved and available for future issuance under the PWP Incentive Plan.

<u>Business Combination Awards</u>

During the third quarter of 2021, in connection with the Business Combination, the Company granted awards in the form of (i) restricted stock units out of the Transaction Pool Reserve consisting of (a) PSUs that only vest upon the achievement of both service and market conditions ("Transaction Pool PSUs") and (b) RSUs that vest upon the achievement of service conditions ("Transaction Pool RSUs") as well as (ii) PSUs out of the General Share Reserve to certain executives that vest upon the achievement of both service and market conditions ("Long-Term Incentive Awards").

Transaction Pool PSUs—The service condition requirement with respect to the Transaction Pool PSUs is generally satisfied over three to five years, with 20% of the awards vesting on each of the 36, 42, 48, 54 and 60 month anniversaries of the grant date. The market condition requirement will be satisfied in 25% increments upon the publicly traded shares of Class A common stock achieving closing share prices equal to $12, $13.50, $15 and $17 for any 20 trading days out of any 30 consecutive trading days ending prior to the sixth anniversary of the grant date. As of December 31, 2022, the $12 and $13.50 market condition requirements were satisfied.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The following table summarizes the balance of unvested Transaction Pool PSUs and activity during the year ended December 31, 2022:

	Transaction Pool PSUs	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2022	3,208,126	$ 12.74
Granted [(1)]	33,171	12.74
Vested	(5,000)	13.53
Forfeited	(160,000)	12.74
Balance at December 31, 2022	3,076,297	$ 12.73

(1) Includes dividend equivalent units that have been awarded in the form of additional Transaction Pool PSUs that were granted from the General Share Reserve.

The weighted-average grant date fair value of the Transaction Pool PSUs granted during the year ended December 31, 2021 was $12.74 per award. The total fair value of Transaction Pool PSUs that vested during each of the years ended December 31, 2022 and 2021 was nominal. As of December 31, 2022, total unrecognized compensation expense related to unvested Transaction Pool PSUs was $25.3 million, which is expected to be recognized over a weighted average period of 2.7 years.

The Company estimated the fair value of the Transaction Pool PSUs on the grant date using a Monte-Carlo simulation valuation model with the following assumptions:

	2021
Risk-free interest rate	0.93 %
Dividend yield	2.00 %
Volatility factor [(1)]	32.90 %

(1) Based on historical peer company volatility.

Transaction Pool RSUs—The Transaction Pool RSUs generally vest in equal annual installments over the requisite service period of three years.

The following table summarizes the balance of unvested Transaction Pool RSUs and activity during the year ended December 31, 2022:

	Transaction Pool RSUs	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2022	5,450,604	$ 13.97
Granted [(1)]	18,561	13.97
Vested	(1,820,718)	13.97
Forfeited	(1,058,471)	13.97
Balance at December 31, 2022	2,589,976	$ 13.97

(1) Includes dividend equivalent units that have been awarded in the form of additional Transaction Pool RSUs that were granted from the General Share Reserve.

The weighted-average grant date fair value of the Transaction Pool RSUs granted during the year ended December 31, 2021 was $13.97 per award, which was based on the PWP stock price on the date of grant. The total fair value of Transaction Pool RSUs that vested during the years ended December 31, 2022 and 2021 was $16.2 million and $20.1 million, respectively. As of December 31, 2022, total unrecognized compensation expense related to unvested Transaction Pool RSUs was $27.7 million, which is expected to be recognized over a weighted average period of 1.8 years.

Long-Term Incentive Awards—The service condition requirement with respect to the Long-Term Incentive Awards is generally satisfied in two equal installments subject to continued employment on the third and fifth anniversaries of the grant date. The market condition is satisfied upon the achievement of closing stock prices equal to $15, $20, $25 and $30 for any 20 trading days out of any 30 consecutive trading days prior to the fifth anniversary of the grant date, as measured on the last calendar day of each month. The market condition is satisfied with respect to 30% of each award at the $15 closing stock price, 65% of each award at the $20 closing stock price, 82.5% of each award at the $25 closing stock price, and 100% of each award at the $30 closing stock price, subject to linear interpolation between the applicable price points.

The following table summarizes the balance of unvested Long-Term Incentive Awards and activity during the year ended December 31, 2022:

| | Long-Term Incentive Awards | |
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2022	9,500,000	$ 9.55
Granted	—	—
Vested	—	—
Forfeited	(500,000)	9.55
Balance at December 31, 2022	9,000,000	$ 9.55

The weighted-average grant date fair value of the Long-Term Incentive Awards granted during the year ended December 31, 2021 was $9.55 per award. No Long-Term Incentive Awards vested during the years ended December 31, 2022 or 2021. As of December 31, 2022, total unrecognized compensation expense related to unvested Long-Term Incentive Awards was $55.4 million, which is expected to be recognized over a weighted average period of 2.8 years.

The Company estimated the fair value of the Long-Term Incentive Awards on the grant date using a Monte-Carlo simulation valuation model with the following assumptions:

	2021
Risk-free interest rate	0.77 %
Dividend yield	2.00 %
Volatility factor [1]	32.41 %

_____
(1) Based on historical peer company volatility.

General Awards

On August 31, 2021, the Company granted RSU awards out of the General Share Reserve that vest upon the achievement of service conditions (the "General RSUs"). The Company expects to grant General RSUs from time to time in the ordinary course of business. The General RSUs vest over the requisite service period, which is generally one to five years.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The following table summarizes the balance of unvested General RSUs and activity during the year ended December 31, 2022:

	General RSUs	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at January 1, 2022	906,517	$ 13.76
Granted [1]	6,983,355	9.82
Vested	(697,932)	11.97
Forfeited	(47,713)	11.03
Balance at December 31, 2022	7,144,227	$ 10.10

(1) Includes dividend equivalent units that have been awarded in the form of additional General RSUs that were granted from the General Share Reserve.

The weighted-average grant date fair value of the General RSUs granted during the year ended December 31, 2021 was $13.76 per award, which was based on the PWP stock price on the date of grant. The total fair value of General RSUs that vested during the year ended December 31, 2022 was $6.5 million and was a nominal amount for the year ended December 31, 2021. As of December 31, 2022, total unrecognized compensation expense related to unvested General RSUs was $46.8 million which is expected to be recognized over a weighted average period of 2.1 years.

Voting and Dividend Equivalent Rights

Grantees of the Company's PWP Incentive Plan Awards have no rights as stockholders with respect to the right to vote or the right to receive dividends prior to the date that the underlying shares are issued. If during the period commencing on the grant date and ending on the date the underlying shares are issued, the Company declares a dividend on its shares, then the grantee shall be eligible to receive such dividends on or about the date such shares are issued. Grantees receive dividends in the form of cash when the underlying shares are issued, with the exception of certain employees in France and Canada who receive dividend equivalent units in the form of award grants that match the underlying award from which the dividends were generated. These additional dividend equivalent awards are issued out of the Company's shares of treasury stock for employees in France and granted from the General Share Reserve for employees in Canada.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Legacy Awards and Professional Partners Awards

Professional Partner Awards

Prior to the Business Combination, Professional Partners granted certain equity-based awards to partners providing services to PWP OpCo (the "Legacy Awards"). In connection with the Business Combination and a related internal reorganization of Professional Partners, an ownership structure was implemented that includes a class of partnership units that allocates increases in value and income and distributions on a pro-rata basis to all holders of such partnership units in accordance with their ownership interests. Pursuant to the internal reorganization, existing Legacy Awards were canceled and replaced by converting each limited partner's capital interests in Professional Partners attributable to PWP OpCo into a combination of original capital units ("OCUs"), value capital units ("VCUs"), and/or alignment capital units ("ACUs"). The OCUs are held by current limited partners of Professional Partners based on a pro-rata allocation of their existing capital and were fully vested upon recapitalization. The VCUs and ACUs (collectively, "Professional Partners Awards") are held by current working partners and require services to be performed on behalf of PWP OpCo. The Professional Partners Awards are generally subject to a service-based graded vesting schedule over a three to five-year period. Fully vested Professional Partners Awards are exchangeable for PWP OpCo Units and allow for their exchange into Class A common stock of PWP on a one-for-one basis. Holders of Professional Partners Awards and OCUs are entitled to participate in distributions made on PWP OpCo Units underlying their Professional Partners Awards during the vesting period.

The Company accounted for the cancellation of the Legacy Awards and concurrent grant of Professional Partners Awards as a modification of the Legacy Awards. The fair value of the Professional Partners Awards granted was determined to be incremental value conveyed to the holders of the Legacy Awards and will be accounted for under ASC Topic 718, Compensation—Stock Compensation, with the cost reflected in Equity-based compensation over the requisite service period. The Company will continue to amortize the unrecognized cost associated with the Legacy Awards over its original vesting schedule. The $301.5 million grant-date fair value of the Professional Partners Awards is based on the closing price of PWP Class A common stock on the date of grant as units in Professional Partners are ultimately exchangeable into shares of PWP Class A common stock on a one-for-one basis.

The vesting of Professional Partners Awards does not dilute Perella Weinberg Partners shareholders relative to Professional Partners as Professional Partners' interest in PWP OpCo does not change as a result of granting those equity awards to its working partners. As a result, all of the compensation expense and corresponding capital contribution associated with the Professional Partners Awards, as well as the remaining compensation expense related to the Legacy Awards, is allocated to non-controlling interests on the Consolidated Statements of Operations and Consolidated Statements of Financial Condition. If any Professional Partners Award is forfeited, the value attributable to the forfeited Professional Partners Award will accrete to all limited partners in Professional Partners based on relative ownership at the time of forfeiture. The accretion of value upon forfeiture reflects a reallocation of value attributable to the forfeited Professional Partners Award and does not result in an incremental grant.

On August 31, 2021, certain Professional Partner ACUs and VCUs held by French partners were canceled, and an equal number of Transaction Pool PSUs were issued to such partners. The Company accounted for these transactions as a modification. The grant-date fair value of the Transaction Pool PSUs was based on the closing price of PWP Class A common stock on the date of grant. The total expense associated with the replacement awards will be amortized over the remaining service period for Transaction Pool PSUs. The canceled Professional Partner Awards were reallocated to certain other working partners on August 31, 2021, and the Company accounted for these as a new grant of ACUs and VCUs. The grant date fair value of these awards was $11.5 million which was based on the closing price of PWP Class A common stock on the date of grant.

As of December 31, 2022, there was $206.2 million of unrecognized compensation expense related to unvested Professional Partners Awards, which is expected to be recognized over a weighted-average period of 3.4 years.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Legacy Awards Prior to Business Combination

During the year ended December 31, 2020, Professional Partners granted Legacy Awards with a grant date fair value of $6.4 million and a vesting term of one year. The fair value of these awards was estimated using the income approach and assumed a range of discount rates between 3.8% and 11.2%. During the year ended December 31, 2021, Professional Partners granted Legacy Awards with a vesting term of one year and a grant date fair value of $9.3 million, which was estimated using the income approach and assume a range of discount rates between 2.0% and 9.8%. Under the income approach, fair value is determined by converting future projected cash flows to a single present value amount (discounted) using current expectations about those future cash flows.

During the year ended December 31, 2020, the Company modified certain Legacy Awards that were granted in 2016 by extending the vesting period and changing certain vesting provisions regarding termination, resignation or death/disability. The awards were considered probable of vesting both prior to and post modification and therefore the modification was considered a Type 1 modification. The award value at the time of modification was determined to be less than the original grant date fair value and as a result no additional compensation expense was recognized due to the modification. Additionally, the Company elected to continue to recognize Equity-based compensation expense over the original vesting period.

The Legacy Awards were cancelled in connection with the Business Combination, but the Company will continue to amortize the unrecognized cost associated with the Legacy Awards over the original vesting schedule. As of December 31, 2022, there was $9.7 million of unrecognized compensation cost associated with the Legacy Awards that is expected to be recognized over a weighted-average period of 0.8 years.

The following table presents the expense related to awards that were recorded in Professional fees and components of Equity-based compensation included on the Consolidated Statements of Operations:

	Year Ended December 31,		
	2022	**2021**	**2020**
Professional fees			
PWP Incentive Plan Awards	$ 2,262	$ 703	$ —
Total Professional fees	$ 2,262	$ 703	$ —
Equity-based compensation			
PWP Incentive Plan Awards	$ 79,542	$ 44,891	$ —
Legacy Awards [(1)]	13,241	19,105	24,815
Professional Partners Awards [(1)]	61,375	32,334	—
Total Equity-based compensation	$ 154,158	$ 96,330	$ 24,815
Income tax benefit of equity-based awards	$ 10,332	$ 4,901	$ —

(1) The vesting of these awards does not dilute Perella Weinberg Partners shareholders relative to Professional Partners. As such the related equity-based compensation expense is fully attributed to non-controlling interests.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 14—Other Compensation and Benefits

Compensation and benefits includes, but is not limited to, salaries, bonuses (discretionary awards and guaranteed amounts), severance, deferred compensation, benefits and payroll taxes. In all instances, compensation expense is accrued over the requisite service period.

Deferred Compensation Programs

The Company has various deferred compensation plans. Some plans allow employees to defer cash payments for services performed in the past and some plans require future service. The Company recognizes compensation expense over the requisite service period. In addition, certain legacy plans required the Company to invest the deferred amounts into designated brokerage accounts at the employee's discretion, while others allowed employees to make hypothetical investments in which their deferrals were deemed to be invested. The designated brokerage balances are reflected in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition. The Company maintains company-owned life insurance policies which are designed to offset a portion of the liability for the hypothetical investments of these legacy plans. The cash surrender value of these life insurance policies is also included in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition.

Deferred compensation liabilities will be paid at various intervals through 2023 and are presented within Deferred compensation programs on the Consolidated Statements of Financial Condition. During the year ended December 31, 2022, the Company settled $8.5 million of the deferred compensation liability, of which $2.6 million was settled through a reduction of certain partners' outstanding promissory notes and interest receivable. Refer to Note 17—Related Party Transactions for more information. There were no forfeitures during the years ended December 31, 2022, 2021, and 2020. Compensation expenses related to these deferred compensation plans was $0.2 million, $1.1 million and $5.8 million for the years ended December 31, 2022, 2021, and 2020, respectively, and are presented within Compensation and benefits in the Consolidated Statements of Operations.

Benefit Plans

Certain employees participate in employee benefit plans, which consists of defined contribution plans including (i) profit-sharing plans qualified under Section 401(k) of the Internal Revenue Code, (ii) a UK pension scheme for UK employees and (iii) a Germany pension plan for employees in Germany.

For the years ended December 31, 2022, 2021 and 2020, expenses related to the Company's employee benefit plans were $5.8 million, $5.0 million, and $4.5 million, respectively, and are included in Compensation and benefits in the Consolidated Statements of Operations.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 15—Net Income (Loss) Per Share Attributable to Class A Common Shareholders

The Company analyzed the calculation of net income (loss) per share for periods prior to the Business Combination on June 24, 2021 and determined that it resulted in values that would not be meaningful to the users of the consolidated financial statements. Therefore, net income (loss) per share information has not been presented for periods prior to the Business Combination. The basic and diluted net income (loss) per share attributable to Class A common shareholders for the year ended December 31, 2021, as presented on the Consolidated Statements of Operations, represent only the period after the Business Combination to December 31, 2021.

The calculations of basic and diluted net income (loss) per share attributable to Class A common shareholders are presented below:

	Year Ended December 31, 2022	For the period from June 24, 2021 through December 31, 2021
Numerator:		
Net income (loss) attributable to Perella Weinberg Partners – basic	$ 17,878	$ (9,421)
Dilutive effect from assumed exchange of PWP OpCo Units, net of tax	(59,197)	(51,904)
Net income (loss) attributable to Perella Weinberg Partners – diluted	$ (41,319)	$ (61,325)
Denominator:		
Weighted average shares of Class A common stock outstanding – basic	43,837,640	42,595,712
Weighted average number of incremental shares from assumed exchange of PWP OpCo Units	45,917,992	50,154,199
Weighted average shares of Class A common stock outstanding – diluted	89,755,632	92,749,911
Net income (loss) per share attributable to Class A common shareholders		
Basic	$ 0.41	$ (0.22)
Diluted	$ (0.46)	$ (0.66)

Basic and diluted net income (loss) per share attributable to Class B common shareholders has not been presented as these shares are entitled to an insignificant amount of economic participation.

The Company uses the treasury stock method to determine the potential dilutive effect of unvested PWP Incentive Plan Awards and outstanding warrants and the if-converted method to determine the potential dilutive effect of exchanges of PWP OpCo Units into Class A common stock. The Company adjusts net income (loss) attributable to Class A common shareholders under both the treasury stock method and if-converted method for the reallocation of net income (loss) between Class A common shareholders and non-controlling interests that result upon the assumed issuance of dilutive shares of Class A common stock as if the issuance occurred as of the beginning of the applicable period. To the extent the warrants were dilutive prior to the Warrant Exchange Offer, the Company adjusted the net income (loss) attributable to Class A common shareholders under the treasury stock method to reverse the effect on earnings of classifying the warrants as liabilities. All adjustments are presented net of any tax impact.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The following table presents the weighted average potentially dilutive shares that were excluded from the calculation of diluted net income (loss) per share under the treasury stock method or if-converted method, as applicable, because the effect of including such potentially dilutive shares was antidilutive for the period presented:

	Year Ended December 31, 2022	For the period from June 24, 2021 through December 31, 2021
Warrants (1)	—	1,029,210
PWP Incentive Plan Awards	369,413	275,453
Total	369,413	1,304,663

(1) When assessed for the year ended December 31, 2022, the warrants were out-of-the-money prior to the Warrant Exchange Offer, which resulted in no potentially dilutive shares under the treasury stock method. Refer to Note 12—Warrants for further information regarding the Warrant Exchange Offer.

Note 16—Fair Value Measurements and Investments

Fair value is generally based on quoted prices, however if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument, the characteristics specific to the instrument and the state of the marketplace (including the existence and transparency of transactions between market participants). Financial instruments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1—Unadjusted quoted prices are available in active markets for identical financial instruments as of the reporting date.

Level 2—Pricing inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3—Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

As of December 31, 2022 and 2021, the fair values of cash, restricted cash, accounts receivable, due from related parties, accounts payable and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these items.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Fair Value of Financial Instruments

The following table summarizes the categorization and fair value estimate of the Company's financial instruments that are measured on a recurring basis pursuant to the above fair value hierarchy levels as of December 31, 2022 and 2021:

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Financial assets				
U.S. Treasury securities	$ —	$ 140,110	$ —	$ 140,110
Cash surrender value of company-owned life insurance	—	488	—	488
Total financial assets	$ —	$ 140,598	$ —	$ 140,598

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Financial assets				
Investments in mutual funds and other	$ 500	$ —	$ —	$ 500
Cash surrender value of company-owned life insurance	—	565	—	565
Total financial assets	$ 500	$ 565	$ —	$ 1,065
Financial liabilities				
Warrant liabilities - Public warrants	$ 27,063	$ —	$ —	$ 27,063
Warrant liabilities - Private warrants	—	—	742	742
Total financial liabilities	$ 27,063	$ —	$ 742	$ 27,805

The Company had no transfers between fair value levels during each of the years ended December 31, 2022 and 2021.

As of December 31, 2022, a consolidated broker-dealer subsidiary held investments in U.S. Treasury securities with original maturities of less than 12 months, which are included in Investments in short-term marketable debt securities on the Consolidated Statements of Financial Condition. These securities are carried at fair value with changes in fair value, including earned interest income, included in Other income (expense) on the Consolidated Statements of Operations, as required for broker-dealers. The aggregate cost basis of these securities was $139.2 million as of December 31, 2022. As of December 31, 2021, the Company held investments related to a legacy deferred compensation program and securities. These amounts are included in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition. The Company recognized interest income and net unrealized gains (losses) on the U.S. Treasury securities and other investments of $1.4 million for the year ended December 31, 2022 and nominal amounts for the years ended December 31, 2021 and 2020.

The cash surrender value of company-owned life insurance is included in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition at the amount that could be realized under the contract as of December 31, 2022 and 2021, which approximates fair value.

Prior to the Warrant Exchange Offer, the public warrants were valued using quoted market prices on the Nasdaq Global Select Market under the ticker PWPPW and were included in Warrant liabilities on the Consolidated Statements of Financial Condition. Management determined the fair value of the private warrants using the Black-Scholes option pricing valuation model ("Valuation Model"). The private warrants were classified as Level 3 because of the use of significant unobservable inputs in the Valuation Model, which, as of December 31, 2021, included an expected dividend yield of 2.2% and expected volatility of 35.1%.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The following table presents the fair value of the private warrants as included in Warrant liabilities on the Consolidated Statements of Financial Condition and the changes in fair value of the private warrants:

	Private Warrants
Balance at Business Combination	$ 675
Change in fair value	67
Balance at December 31, 2021	742
Change in fair value	(457)
Private warrants exchanged for shares of Class A common stock	(285)
Balance at December 31, 2022	$ —

Changes in fair value of the private and public warrants are presented within Change in fair value of warrant liabilities on the Consolidated Statements of Operations.

Equity Method Investments

Beginning in 2021, the Company applied the equity method of accounting to its $0.9 million investment in PFAC Holdings I LLC ("PFAC Holdings"), an indirect parent of PWP Forward Acquisition Corp. I ("PFAC"), a special purpose acquisition company. As of December 31, 2021, the balance of the Company's equity method investment in PFAC Holdings was $1.3 million, which was presented within Prepaid expenses and other assets on the Consolidated Statements of Financial Condition. On December 13, 2022, PFAC was dissolved and as a result the Company wrote off its investment in PFAC Holdings. The Company recorded a $1.3 million net loss and a $0.4 million net gain in Other income (expense) on the Consolidated Statements of Operations for the years ended December 31, 2022 and 2021, respectively, for its share of PFAC earnings net of the investment write off in 2022.

Note 17—Related Party Transactions

PWP Capital Holdings LP

On February 28, 2019, a reorganization of the existing investment banking advisory and asset management businesses of PWP Holdings LP was effected which resulted in the spin-off of its asset management business (the "Separation"). PWP Holdings LP was divided into (i) PWP OpCo, which holds the former advisory business and (ii) PWP Capital Holdings LP, which holds the former asset management business.

TSA Agreement—In connection with the Separation, the Company entered into a transition services agreement (the "TSA") with PWP Capital Holdings LP under which the Company agreed to provide certain services to PWP Capital Holdings LP and PWP Capital Holdings LP agreed to provide certain services to the Company. Either party to the TSA may terminate the agreement solely as it applies to the services it receives under the agreement with 90 days prior written notice. The services provided under the TSA primarily relate to administrative services such as legal, human resources, compliance, information technology and certain finance functions. Additionally, the Company pays certain vendors for services that were previously contracted and are shared between PWP Capital Holdings LP and the Company until such time as separate terms can be reached with the vendors or the TSA terminates.

Sublease Income—In connection with the Separation, the Company subleases a portion of its office space at its New York location to PWP Capital Holdings LP through 2023. The Company also subleased a portion of its office space at its Houston location to PWP Capital Holdings LP, but this sublease was terminated in August 2021. Sublease rent payments are due monthly and are based on PWP Capital Holdings LP's pro-rata portion of the underlying lease agreements including base rent as well as other lease related charges. See additional information regarding the subleases in Note 5—Leases.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Compensation Arrangements—In addition, PWP Capital Holdings LP has entered into an arrangement with certain employees of the Company, including members of management, related to services provided directly to PWP Capital Holdings LP. With respect to services provided to PWP Capital Holdings LP, the amounts paid and payable to such employees now and in the future are recognized by PWP Capital Holdings LP. All compensation related to services these employees provide to the Company are included in Compensation and benefits in the Consolidated Statements of Operations.

Amounts due from PWP Capital Holdings LP are reflected as Due from related parties on the Consolidated Statements of Financial Condition.

The following table shows the components of income from PWP Capital Holdings LP reported within Related party income in the Consolidated Statements of Operations for the periods presented.

	Year Ended December 31,		
	2022	2021	2020
TSA income – Compensation related	$ 888	$ 3,165	$ 3,837
TSA income – Non-compensation related	1,120	659	1,484
Sublease income	682	2,957	3,942
Total income from PWP Capital Holdings LP	$ 2,690	$ 6,781	$ 9,263

Tax Receivable Agreement

In connection with the Business Combination, the Company entered into a tax receivable agreement with PWP OpCo, Professional Partners and ILPs that provides for payment of 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income taxes that the Company is deemed to realize as a result of (a) each exchange of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (b) payments made under the tax receivable agreement. As of December 31, 2022, the Company had an amount due of $23.0 million pursuant to the tax receivable agreement, which represents management's best estimate of the amounts currently expected to be owed in connection with the tax receivable agreement and is reported within Amount due pursuant to tax receivable agreement on the Consolidated Statement of Financial Condition. The Company expects to make the following payments with respect to the tax receivable agreement, which may differ significantly from actual payments made:

Years Ending:	Estimated Payments Under Tax Receivable Agreement
2023	$ 1,562
2024	1,228
2025	1,254
2026	1,281
2027	1,309
Thereafter	16,357
Total payments	$ 22,991

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Partner Promissory Notes

The Company loaned money pursuant to promissory note agreements (the "Partner Promissory Notes") to certain partners. The Partner Promissory Notes bear interest at an annual rate equal to the Federal Mid-Term Rate on an annual basis. The Partner Promissory Notes are due on various dates or in the event a partner is terminated or leaves at will. Repayment of the Partner Promissory Notes may be accelerated based on certain conditions as defined in the promissory note agreements and are primarily secured by the partner's equity interests in PWP OpCo or other affiliate. As the Partner Promissory Notes and associated interest receivable relate to equity transactions, they have been recognized as a reduction of equity on the Consolidated Statements of Financial Condition in the amounts of $3.5 million and $6.0 million as of December 31, 2022 and 2021, respectively.

During the year ended December 31, 2022, $2.6 million of principal and interest related to Partner Promissory Notes was effectively repaid to the Company from certain partners by foregoing the amount due from their respective deferred compensation agreements. During the year ended December 31, 2021, $1.8 million of principal and interest related to the Partner Promissory notes was repaid to the Company from certain partners. No amounts related to the Partner Promissory Notes were repaid to the Company or newly issued by the Company for the year ended December 31, 2020.

Other Partner Loans and Loan Guarantees

In November 2021, PWP OpCo agreed to provide loans to certain partners in an aggregate amount of approximately $3.3 million. As of December 31, 2022 and 2021 $3.4 million and $3.3 million, respectively of outstanding loans to certain partners and related interest receivable are recognized in Due from related parties on the Consolidated Statements of Financial Condition.

The Company has unconditionally guaranteed certain of its partners' loans with First Republic Bank. Refer to Note 18—Commitments and Contingencies for additional information on the guarantees.

Convertible Notes

Principal amounts of $8.7 million related to the Convertible Notes were held by partners prior to redemption upon closing of the Business Combination. Refer to Note 10—Debt for additional information on the Convertible Notes.

Other Related Party Transactions

In February 2022, the Company paid $0.5 million to an entity controlled by a member of the Board of Directors to reimburse a portion of expenses incurred by that entity in connection with the joint pursuit of a potential investment opportunity.

The Company had a minority interest in PFAC Holdings, an indirect parent of PFAC. The Company earned an advisory fee related to PFAC's initial public offering of $0.6 million during the year ended December 31, 2021. On December 31, 2022, PFAC was dissolved and as a result the Company wrote off its investment in PFAC Holdings.

During the year ended December 31, 2021, the Company earned $3.1 million in advisory fees from entities controlled by a member of the Board of Directors, which are included in Revenues on the Consolidated Statements of Operations. The Company may earn additional advisory fees from these related entities in future periods.

Perella Weinberg UK Limited, Professional Partners and certain partners (including one partner who serves as a Company director and president) are party to a reimbursement agreement, pursuant to which such partners directed Professional Partners to pay distributions related to their ACUs first to a subsidiary of the Company, so that the subsidiary can make employment income tax payments on such distributions to the appropriate non-US authorities.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 18—Commitments and Contingencies

Loan Guarantees

The Company has unconditionally guaranteed certain of its partners' loans with First Republic Bank ("Lender") whereby it will pay the Lender upon the occurrence of a default event. The total guarantees related to partners was $1.6 million and $3.3 million as of December 31, 2022 and 2021, respectively. These guarantees are secured by the partners' interests in Professional Partners. As of December 31, 2022 and 2021, no loans were in default.

Indemnifications

The Company enters into certain contracts that contain a variety of indemnification provisions. The Company's maximum exposure under these arrangements is unknown. As of December 31, 2022 and 2021, the Company expects no claims or losses pursuant to these contracts; therefore, no liability has been recorded related to these indemnification provisions.

Legal Contingencies

From time to time, the Company is named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management and, after consultation with external counsel, the Company believes it is neither probable nor reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on the consolidated financial statements of the Company as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021, and 2020.

On October 20, 2015, Perella Weinberg Partners LLC, PWP MC LP, PWP Equity I LP and Perella Weinberg Partners Group LP (collectively, the "PWP Plaintiffs"), filed a complaint against Michael A. Kramer, Derron S. Slonecker, Joshua S. Scherer, Adam W. Verost (collectively, the "Individual Defendants") and Ducera Partners LLC (together with the Individual Defendants, the "Defendants") in New York Supreme Court, Commercial Division (the "Court"). The complaint alleges that the Individual Defendants, three former partners and one former employee of the PWP Plaintiffs, entered into a scheme while still at PWP to lift out the PWP Plaintiffs' restructuring group to form a new competing firm that they were secretly forming in breach of their contractual and fiduciary duties to the PWP Plaintiffs. The complaint contains 14 causes of action, and seeks declaratory relief as well as damages resulting from the Individual Defendants' breaches of their obligations under the PWP Plaintiffs' partnership and employment agreements, and from Defendants' unfair competition and tortious interference with the PWP Plaintiffs' contracts and client relationships.

On November 9, 2015, the Defendants filed an Answer, Counterclaims, Cross-claims and a Third-Party Complaint, which contained 14 causes of action. On July 17, 2016, the Court issued a decision, dismissing half of the Defendants' counterclaims and cross-claims with prejudice. On August 18, 2016, the Defendants filed an Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contained only seven counterclaims and cross-claims. On December 12, 2016, the Defendants appealed the dismissal of three of their counterclaims and cross-claims to the New York Appellate Division, First Department (the "First Department"). On August 29, 2017, the First Department issued a decision denying the Defendants' appeal in its entirety other than allowing only one Defendant to proceed with his breach of fiduciary duty counterclaim. On October 27, 2017, the Defendants moved the First Department for leave to appeal its decision to the New York Court of Appeals. On December 28, 2017, the First Department denied the Defendants' motion for leave to appeal to the New York Court of Appeals. On April 24, 2018, the Defendants filed a Second Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contains eight counterclaims and cross-claims. The Defendants are seeking declaratory relief and damages of no less than $60.0 million, as well as statutory interest.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Discovery is complete. Both the PWP Plaintiffs and the Defendants subsequently moved for summary judgment. As of March 20, 2020 the parties had completed briefing their respective motions for summary judgment. The PWP Plaintiffs moved affirmatively for summary judgment on each of their 14 claims and also moved for dismissal of each of the Defendants' remaining eight counterclaims and cross-claims. The Defendants moved affirmatively for summary judgment on four of their eight counterclaims and cross-claims and also moved for dismissal of each of the PWP Plaintiffs' 14 claims. The Court held oral argument on the motions for summary judgment on May 27, 2021. The Court has yet to issue a decision on the motions for summary judgement. In addition, on January 19, 2022, Defendants filed a motion for leave to renew one of their counterclaims brought under the New York Labor Law that the Court dismissed in 2016 (the dismissal of which was affirmed by the First Department in 2017). That motion was fully briefed as of February 3, 2022.

We believe that our 14 causes of action are meritorious. Further, we believe that we have substantial meritorious defenses to the Defendants' remaining counterclaims and cross-claims and plan to vigorously contest them. Litigation, however, can be uncertain and there can be no assurance that any judgment for one or more of the Defendants or other outcome of the case would not have a material adverse effect on us. Additionally, even if we prevail in the litigation and are awarded damages, we do not know if we will be able to fully collect on any judgment against any or all Defendants.

During the years ended December 31, 2022, 2021, and 2020, the Company incurred $0.6 million, $1.1 million, and $1.4 million, respectively, in legal and professional fees, net of expected insurance reimbursement, related to this litigation. These litigation costs are included in Professional fees in the Consolidated Statements of Operations.

Note 19—Business Information

The Company's activities of providing advisory services for mergers-and-acquisitions, private placements and financial advisory, as well as services for underwriting of securities offered for sale in public markets, commissions for the brokerage of publicly traded securities and equity research constitute a single business segment. The Company is organized as one operating segment in order to maximize the value of advice to clients by drawing upon the diversified expertise and broad relationships of its senior professionals across the Company. The Company has a single operating segment and therefore a single reportable segment.

There was no individual client that accounted for more than 10% of aggregate revenues for the years ended December 31, 2022, 2021, and 2020. Since the financial markets are global in nature, the Company generally manages its business based on the operating results of the Company taken as a whole, not by geographic region. The following tables set forth the geographical distribution of revenues and assets based on the location of the office that generates the revenues or holds the assets and therefore may not be indicative of the geography in which the Company's clients are located.

	Year Ended December 31,		
	2022	2021	2020
Revenues			
United States	$ 477,990	$ 659,947	$ 387,038
International	153,517	141,715	131,948
Total	$ 631,507	$ 801,662	$ 518,986

	December 31,	
	2022	2021
Assets		
United States	$ 531,590	$ 552,865
International	185,503	165,462
Total	$ 717,093	$ 718,327

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 20—Subsequent Events

The Company has evaluated subsequent events through the issuance date of these consolidated financial statements.

On January 1, 2023, the total shares reserved and available for future issuance under the PWP Incentive Plan increased to 13.0 million in accordance with the terms of such plan, and on February 24, 2023, the Company granted 6,786,750 RSUs and 1,000,000 PSUs to certain employees and executive officers pursuant to such plan.

On February 8, 2023, the Company's Board of Directors declared a cash dividend of $0.07 per outstanding share of Class A common stock. This dividend will be payable on March 10, 2023 to each of the holders of Class A common stock of record as of the close of business on February 28, 2023. Holders of Class B common stock will also receive dividends equal to the amount of dividends made on 0.001 shares of Class A common stock.

On February 8, 2023, the Company's Board of Directors approved an additional repurchase of the Company's Class A common stock in an amount of up to $100.0 million which is incremental to the remaining value of the February 2022's authorization with no requirement to purchase any minimum number of shares. Shares may be repurchased under the new repurchase program through open market purchases, privately negotiated transactions, block trades, accelerated or other structured share repurchase programs, or other means. The manner, timing, pricing and amount of any transactions will be subject to the Company's discretion.

Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

This Item 9A includes information concerning the controls and controls evaluation referred to in the certifications of our Chief Executive Officer and Chief Financial Officer required by Rule 13a-14 of the Exchange Act included in this Annual Report on Form 10-K as Exhibits 31.1 and 31.2.

Management's Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosures.

In connection with the preparation of this Annual Report on Form 10-K, our management, under the supervision and with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to management, and made known to our principal executive officer and principle financial officer, on a timely basis to ensure that it is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for designing, implementing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission*. Based on that assessment, management believes that, as of December 31, 2022, the Company's internal control over financial reporting was effective.

Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permits us to provide only management's report in this Annual Report on Form 10-K. This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm due to an exemption established by the JOBS Act for "emerging growth companies".

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the three months ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding directors and executive officers set forth under the caption "Proposal 1—Election of Directors" and "Executive Officers" in our definitive proxy statement to be filed in connection with our 2023 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

The information regarding our Code of Business Conduct and Ethics, our audit committee and our audit committee financial expert under the caption "Corporate Governance" in the Proxy Statement is incorporated herein by reference.

We post our Code of Business Conduct and Ethics on our corporate website at www.pwpartners.com under the "Investor Relations/Corporate Governance/Documents & Charters" section. Our Code of Business Conduct and Ethics applies to all directors, officers and employees, including our chief executive and senior financial officers. We will post any amendments to the Code of Business Conduct and Ethics, and any waivers that are required to be disclosed by the rules of either the SEC or Nasdaq, on our website within the required periods.

Item 11. Executive Compensation

The information contained in the sections captioned "Executive Compensation" and "Director Compensation" in the Proxy Statement is incorporated herein by reference.

Information regarding our compensation committee and compensation committee interlocks under the caption "Corporate Governance—Board Committees" and "Corporate Governance—Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the sections captioned "Executive Compensation—Equity Compensation Plan Information" and "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in the sections captioned "Certain Relationships and Related Person Transactions" and "Corporate Governance—Director Independence" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information contained in the section captioned "Ratification of Independent Auditor Appointment" in the Proxy Statement is incorporated herein by reference.

PART IV.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

(1) Financial Statements

The consolidated financial statements filed as part of this report are listed on the Index to Consolidated Financial Statements of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

All other financial statement schedules are omitted because they are not applicable or the amounts are immaterial and not required, or the required information is presented in the consolidated financial statements and notes thereto in Item 8 of Part II above.

(3) Exhibits

We hereby file as part of this report the exhibits listed in the attached Exhibit Index. Exhibits which are incorporated herein by reference can be inspected and copied as the public reference facilities maintained by the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates or on the SEC website as **www.sec.gov.**

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Perella Weinberg Partners (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 13, 2022 (File No. 333-261785)).
3.2	Amended and Restated Bylaws of Perella Weinberg Partners (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
4.2	Warrant Agreement, dated September 24, 2020, by and between FinTech Acquisition Corp. IV and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to FinTech Acquisition Corp. IV's Current Report on Form 8-K, filed with the SEC on September 30, 2020).
4.3	Amendment to Warrant Agreement, dated November 10, 2021, by and among Perella Weinberg Partners, Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 filed with the SEC on December 21, 2021 (File No. 333-261785)).
4.4*	Description of Securities.
10.1***†	Employment Agreement, effective as of January 1, 2023, by and between Perella Weinberg Partners, PWP Employer LP and Peter A. Weinberg.
10.2***†	Employment Agreement, effective as of January 1, 2023, by and between Perella Weinberg Partners, PWP Employer LP and Andrew Bednar.
10.3***†	Employment Agreement, effective as of January 1, 2023, by and between Perella Weinberg Partners, PWP Employer LP and Dietrich Becker.
10.4†	Form of Director Restricted Stock Unit Award Agreement (One-Time Award) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).
10.5†	Form of Director Restricted Stock Unit Award Agreement (Annual Base Retainer Award) (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

10.6	Amended and Restated Registration Rights Agreement, dated June 24, 2021, by and among the Company, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other Holders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
10.7	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to FinTech Acquisition Corp. IV's Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).
10.8	Stockholders Agreement, dated June 24, 2021, by and between the Company and PWP Professional Partners LP (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
10.9	Tax Receivable Agreement, dated June 24, 2021, by and between the Company, PWP Holdings LP, PWP Professional Partners LP and certain partners party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
10.10	Sponsor Share Surrender and Share Restriction Agreement, dated as of December 29, 2020, by and among PWP Holdings LP, FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other parties thereto (incorporated by reference to Exhibit 10.5 to FinTech Acquisition Corp. IV's Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).
10.11	Amendment to Sponsor Share Surrender and Share Restriction Agreement, dated as of May 4, 2021, by and among PWP Holdings LP, FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other parties thereto (incorporated by reference to FinTech Acquisition Corp. IV's definitive proxy statement, filed with the SEC on May 27, 2021).
10.12	Amended and Restated Agreement of Limited Partnership of PWP Holdings LP, dated as of June 24, 2021, by and among PWP GP LLC, the Company, PWP Professional Partners LP, and the other limited partners party thereto (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
10.13	Amended and Restated Limited Liability Company Agreement of PWP GP LLC, dated June 24, 2021 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
10.14†	Perella Weinberg Partners 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
10.15†	French Sub-Plan Under the Perella Weinberg Partners 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
10.16	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
10.17	Amendment Agreement, dated as of June 15, 2021, by and among Perella Weinberg Partners Group LP, as Borrower, PWP Holdings LP, the subsidiary guarantors party thereto, each Lender under the Credit Agreement and Cadence Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
10.18†	Form of Management Performance Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2021).
21.1*	List of Subsidiaries.
23.1*	Consent of Ernst & Young LLP, independent registered accounting firm.
24.1*	Powers of Attorney (included on signature page).
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

*   Filed herewith

**   Furnished herewith

***   Filed herewith. Effective January 1, 2023, we entered into amended and restated employment agreements with each of our named executive officers to reflect the changes in position previously reported in the Form 8-K filed on September 26, 2022.

†   Indicates a management or compensatory plan.

\+   Certain schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company hereby agrees to hereby furnish supplementally a copy of all omitted schedules to the SEC upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York.

PERELLA WEINBERG PARTNERS

Date: February 28, 2023	By:	/s/ ANDREW BEDNAR
		Andrew Bednar
		Chief Executive Officer
		(Principal Executive Officer)

Date: February 28, 2023	By:	/s/ GARY S. BARANCIK
		Gary S. Barancik
		Chief Financial Officer
		(Principal Financial Officer)

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Bednar, Gary S. Barancik and Vladimir Shendelman, and each of them, his or her true and lawful attorney-in-fact and agents with full and several power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 28, 2023.

Signature	Title
/s/ ANDREW BEDNAR Andrew Bednar	Chief Executive Officer (Principal Executive Officer)
/s/ GARY S. BARANCIK Gary S. Barancik	Chief Financial Officer (Principal Financial Officer)
/s/ ALEXANDRA GOTTSCHALK Alexandra Gottschalk	Chief Accounting Officer (Principal Accounting Officer)
/s/ PETER A. WEINBERG Peter A. Weinberg	Chairman
/s/ JOSEPH R. PERELLA Joseph R. Perella	Chairman Emeritus
/s/ ROBERT K. STEEL Robert K. Steel	Vice Chairman
/s/ DIETRICH BECKER Dietrich Becker	Director
/s/ ELIZABETH (BETH) COGAN FASCITELLI Elizabeth (Beth) Cogan Fascitelli	Director
/s/ KRISTIN W. MUGFORD Kristin W. Mugford	Director
/s/ JORMA OLLILA Jorma Ollila	Director
/s/ IVAN G. SEIDENBERG Ivan G. Seidenberg	Director
/s/ JANE C. SHERBURNE Jane C. Sherburne	Director
/s/ DANIEL G. COHEN Daniel G. Cohen	Director